                                 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 24, 2000.
                                                                                                         REGISTRATION NO. 333-______
====================================================================================================================================
                                                           UNITED STATES
                                                SECURITIES AND EXCHANGE COMMISSION
                                                      Washington, D.C. 20549
                                            ----------------------------------------
                                                             FORM S-1
                                         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                            ----------------------------------------
                                                       SOMANETICS CORPORATION
                                         (Exact name of registrant as specified in its charter)

                  MICHIGAN                                   3845                             38-2394784
      (State or other jurisdiction of           (Primary Standard Industrial              (I.R.S. Employer
       incorporation or organization)             Classification Code Number)           Identification Number)
                                            ----------------------------------------
                                                    1653 East Maple Road
                                                  Troy, Michigan 48083-4208
                                                        (248) 689-3050
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                                        BRUCE J. BARRETT
                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                                     SOMANETICS CORPORATION
                                                      1653 EAST MAPLE ROAD
                                                    TROY, MICHIGAN 48083-4208
                                                          (248) 689-3050
           (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                             ----------------------------------------
                                                            COPIES TO:


                            ROBERT J. KRUEGER                                       KEITH M. ANDRUSCHAK
                    HONIGMAN MILLER SCHWARTZ AND COHN                       CLIFFORD CHANCE ROGERS & WELLS LLP
                      2290 FIRST NATIONAL BUILDING                                TWO HUNDRED PARK AVENUE
                      DETROIT, MICHIGAN 48226-3583                             NEW YORK, NEW YORK 10166-0153
                             (313) 465-7452                                           (212) 878-8570
                        FAX NO.:  (313) 465-7453                                 FAX NO.:  (212) 878-8375
                                             ---------------------------------------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: |X|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___________
         If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                                             CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                           PROPOSED            PROPOSED
                                                                           MAXIMUM             MAXIMUM
             TITLE OF EACH CLASS OF                   AMOUNT TO BE         OFFERING       AGGREGATE OFFERING         AMOUNT OF
           SECURITIES TO BE REGISTERED                 REGISTERED         PRICE PER             PRICE             REGISTRATION FEE
                                                                            SHARE
-------------------------------------------------- -------------------- --------------- ----------------------- --------------------
Common Shares, par value $.01 per share              1,000,000           $5.765625(1)     $5,765,625.00 (1)
-------------------------------------------------- -------------------- --------------- ----------------------- --------------------
Common Shares, par value $.01 per share              200,000              $4.36 (2)        $872,000.00 (2)
-------------------------------------------------- -------------------- --------------- ----------------------- --------------------
                                            Total    1,200,000                              $6,637,625.00            $1,752.33
====================================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee, based on the average of the high and low reported sale prices of the Registrant's Common Shares on March 21, 2000 as reported on The Nasdaq SmallCap Market, pursuant to Rule 457 (c).
(2) The shares are issuable upon exercise of a Warrant. Estimated solely for the purpose of computing the registration fee, based on the exercise price of the Warrant, pursuant to Rule 457(g).

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

PROSPECTUS
                                    1,200,000
                               [SOMANETICS LOGO]
                                  COMMON SHARES
                            ------------------------

         This Prospectus may be used by the selling shareholder, Kingsbridge Capital Limited, to resell to the public up to 1,200,000 Common Shares, par value $0.01 a share, of Somanetics Corporation. The shares being offered for resale include:

         - up to 1,000,000 Common Shares that may be issued and sold to Kingsbridge by us pursuant to a Private Equity Line Agreement dated March 6, 2000, and
         - up to 200,000 Common Shares that may be purchased by Kingsbridge upon exercise of a currently outstanding warrant held by Kingsbridge.

The shares covered by this Prospectus may be sold from time to time by Kingsbridge for its own account. We will not receive any of the proceeds from the sales of Common Shares by Kingsbridge.

         Shares sold to Kingsbridge pursuant to the terms of the Equity Line Agreement will be at a purchase price between 86% and 90% of the then current average market price of our Common Shares, as defined in the Equity Line Agreement, on the date of sale. The actual percentage will depend on an average of the lowest trade prices of the Common Shares over a five day period beginning two days before and ending two days after the date we notify Kingsbridge of the sale. In addition, we must pay Brean Murray & Co., Inc. a 3.5% commission in connection with such sales.

         Kingsbridge may offer and sell the shares that we sell to it under the Equity Line Agreement and the warrant pursuant to this Prospectus from time to time in transactions in The Nasdaq SmallCap Market, in negotiated transactions, or otherwise. Kingsbridge may effect these transactions by selling the shares to or through broker-dealers, who may receive compensation in the form of discounts or commissions from Kingsbridge or from the purchasers of the shares for whom the broker-dealers may act as an agent or to whom they may sell as a principal, or both. Kingsbridge is an "underwriter" within the meaning of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this Prospectus. See "Plan of Distribution" beginning on page 56.

         The last reported sale price of the Common Shares, which are listed on The Nasdaq SmallCap Market under the symbol "SMTS," was $5.6875 per share on March 21, 2000.

                            ------------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 8 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING COMMON SHARES.

                            ------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  The date of this Prospectus is March __, 2000

                                TABLE OF CONTENTS
                                                                                                               PAGE
WHERE YOU CAN GET MORE INFORMATION................................................................................2
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.........................................................3
PROSPECTUS SUMMARY................................................................................................4
RISK FACTORS......................................................................................................8
THE EQUITY LINE AGREEMENT........................................................................................17
USE OF PROCEEDS..................................................................................................19
PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY.................................................................20
CAPITALIZATION...................................................................................................21
DILUTION.........................................................................................................22
SELECTED FINANCIAL DATA..........................................................................................23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS............................24
QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK.......................................................30
BUSINESS.........................................................................................................31
MANAGEMENT.......................................................................................................44
CERTAIN TRANSACTIONS.............................................................................................49
PRINCIPAL SHAREHOLDERS...........................................................................................50
SELLING SHAREHOLDER..............................................................................................52
DESCRIPTION OF CAPITAL STOCK.....................................................................................53
PLAN OF DISTRIBUTION.............................................................................................56
LEGAL MATTERS....................................................................................................58
EXPERTS..........................................................................................................58
INDEX TO FINANCIAL STATEMENTS...................................................................................F-1

         You should rely only on the information contained in this Prospectus. Neither Somanetics Corporation nor the selling shareholder has authorized anyone to provide you with different or additional information. The selling shareholder may offer to sell, and seek offers to buy, our Common Shares only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of our Common Shares.

         No action is being taken in any jurisdiction outside the United States to permit a public offering of the Common Shares or possession or distribution of this Prospectus in any such jurisdiction. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about and to observe the restrictions of that jurisdiction related to this offering and the distribution of this Prospectus.

                       WHERE YOU CAN GET MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can receive copies of such reports, proxy and information statements, and other information, at prescribed rates, from the SEC by addressing written requests to the SEC's Public Reference Room at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, you can read and copy such reports, proxy and information statements, and any other information or materials we file with the SEC at the public reference facilities and at the regional offices of the SEC, in Washington, D.C., New York, New York and Chicago, Illinois, Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC. The address of the SEC's Web site is http://www.sec.gov.

         We have filed with the SEC a Registration Statement on Form S-1 to register the Common Shares that the selling shareholder is offering in this Prospectus. This Prospectus is part of the Registration Statement. This Prospectus does not include all of the information contained in the Registration Statement. For further information about us and the Common Shares offered in this Prospectus, you should review the Registration Statement. You can inspect or copy the Registration Statement, at prescribed rates, at the SEC's public reference facilities at the addresses listed above.

         Statements contained in this Prospectus concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the SEC.

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements in this Prospectus are forward-looking statements. These forward-looking statements include statements relating to our performance in the "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds" and "Business" sections of this Prospectus. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding the intent, belief or current expectations of us or our officers, including statements preceded by, followed by or including forward-looking terminology such as "may," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict" or similar expressions, with respect to various matters.

         It is important to note that our actual results could differ materially from those anticipated from the forward-looking statements depending on various important factors. These important factors include our history of losses and ability to continue as a going concern, our current dependence on the Cerebral Oximeter and SomaSensor, the challenges associated with developing new products, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, competition in our markets, our need for additional financing, our dependence on our distributors, and the other factors discussed in "Risk Factors" beginning on page 8.

         All forward-looking statements in this Prospectus are based on information available to us on the date of this Prospectus. We do not undertake to update any forward-looking statements that may be made by us or on our behalf in this Prospectus or otherwise. In addition, please note that matters set forth under the caption "Risk Factors" constitute cautionary statements identifying important factors with respect to the forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                               PROSPECTUS SUMMARY

         This summary highlights some information from this Prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our Common Shares. You should read the entire Prospectus carefully. Unless otherwise indicated, all information contained in this Prospectus gives effect to a 1-for-10 reverse split effected April 10, 1997. Throughout this Prospectus we refer to Somanetics Corporation as "Somanetics", the "Company", "we", "our" and "us".

                                   THE COMPANY

THE CEREBRAL OXIMETER

         We develop, manufacture and market the INVOS(R) Cerebral Oximeter, the only non-invasive patient monitoring system commercially available in the United States that continuously measures changes in the blood oxygen level in the adult brain. We developed the Cerebral Oximeter to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of the brain getting less oxygen than it needs. We target surgical procedures with a high risk of the brain oxygen imbalances, such as heart surgeries, heart blood vessel surgeries, other blood vessel surgeries and surgeries involving elderly patients. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care.

         The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, intensive care units and emergency rooms. It is comprised of

         -        a portable unit including a computer and a display monitor,
         -        dual single-use, disposable sensors, called SomaSensors(R),
         -        proprietary software and
         -        a preamplifier cable.

SomaSensors can be placed on both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses our proprietary software to analyze information received from the SomaSensors and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensors. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature. We began shipping the model 4100 Cerebral Oximeter in the first quarter of fiscal 1998. During the third quarter of fiscal 1999, we introduced our new model 5100 pediatric Cerebral Oximeter at an international trade show, and began international shipments of the model 5100 in August 1999. During the third quarter of fiscal 1999, we also submitted our 510(k) application to the FDA for the model 5100 Cerebral Oximeter, and we are awaiting FDA clearance to market the model 5100 in the United States.

INVOS TECHNOLOGY

         The Cerebral Oximeter is based on our proprietary In Vivo Optical Spectroscopy, or INVOS, technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. Optical spectroscopy was generally not useful when the substances to be measured were surrounded by, were behind or were near bone, muscle or other tissue, because they produce extraneous data that interferes with analysis of the data from the area being examined. We have developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue. This method allows us to gather information about portions of the body that previously could not be analyzed using traditional optical spectroscopy.

BUSINESS STRATEGY

         Our objective is to establish the Cerebral Oximeter as a standard of care in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of our strategy are

         - target surgical procedures with a high risk of brain oxygen imbalances,
         - demonstrate the clinical benefits, and promote acceptance, of the Cerebral Oximeter,
         - invest in marketing and sales activities,
         - develop additional applications of the Cerebral Oximeter and
         - license our technology to medical device manufacturers.

SALES AND DISTRIBUTION

         We sell the Cerebral Oximeter in the United States through our 12 direct salespersons and five clinical specialists. Internationally, we have distribution agreements with 11 independent distributors covering 65 countries for the model 4100 Cerebral Oximeter, including Nellcor Puritan Bennett Export, Inc. in Europe and Baxter Limited in Japan. Two of these distributors will be terminated within the next year and one more distributor will be terminated within the next two years in conjunction with our recently announced exclusive distributor agreement with Nellcor Puritan Bennett Export, Inc., a wholly-owned subsidiary of Mallinckrodt, Inc.

ABOUT US

         Somanetics Corporation was incorporated in the State of Michigan on January 15, 1982. Our headquarters are located at 1653 East Maple Road, Troy, Michigan 48083-4208. Our telephone number is (248) 689-3050.

                                  THE OFFERING

Common Shares Offered by the Selling Shareholder..........    Up to 1,200,000 shares

Common Shares Outstanding as of March 21, 2000............    6,035,597 shares

Use of Proceeds...........................................    We will not receive any of the proceeds of the shares offered by the selling shareholder.  Any proceeds we receive from the sale of Common
                                                              Shares pursuant to the Equity Line Agreement will be used primarily to finance our operations, including marketing and sales activities, research and development programs and other general corporate purposes, including working capital.  See "Use of Proceeds."

Nasdaq SmallCap Market Symbol.............................    SMTS

The number of shares outstanding as of March 21, 2000 does not include:

           - 1,325,782 Common Shares reserved for issuance under our 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 1,293,037 Common Shares were outstanding as of March 21, 2000. The number of shares reserved for issuance under our 1997 Stock Option Plan has been increased by an additional 295,000 Common Shares, subject to shareholder approval at our April 18, 2000 annual meeting of shareholders;
           -  26,424 Common Shares issuable upon the exercise of warrants issued to the placement agent in connection with Regulation S financings completed in July 1995 and April 1996;
           - 115,520 Common Shares issuable upon the exercise of warrants issued in connection with the Regulation S Offerings completed in July 1995 and April 1996;

           - 200,000 Common Shares issuable upon exercise of the warrants issued to the underwriter in connection with our public offering of Common Shares which closed in June 1997;
           - 200,000 Common Shares issuable upon exercise of the warrant issued to the selling shareholder in connection with our Equity Line Agreement on March 6, 2000; and
           - Common Shares issuable to the selling shareholder pursuant to the Equity Line Agreement.

                             SUMMARY FINANCIAL DATA

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          FISCAL YEAR ENDED NOVEMBER 30,
                                                     ------------------------------------------------------------------------
                                                        1999            1998           1997            1996            1995
                                                        ----            ----           ----            ----            ----
STATEMENT OF OPERATIONS DATA:
Net revenues........................................   $4,001         $2,491          $1,212            $778          $1,336
Cost of sales.......................................    1,906          1,326             631             385             658
Gross margin........................................    2,095          1,165             580             393             678
Research, development and engineering expenses......      598            665             736             235             286
Selling, general and administrative expenses........    6,436          6,347           6,238           3,550           3,303
Net loss............................................   (4,665)        (5,470)         (6,155)         (3,304)         (2,818)
Net loss per Common Share -
 Basic and Diluted (1)..............................     (.77)          (1.01)          (1.88)          (1.77)          (1.67)
Weighted average number of Common Shares
outstanding (1).....................................    6,036          5,422           3,272           1,867           1,684

                                                                                      NOVEMBER 30,
                                                                                          1999
                                                                                     --------------
BALANCE SHEET DATA:
Cash and marketable securities...................................................        $2,257
Working capital..................................................................         2,960
Total assets.....................................................................         4,444
Total liabilities................................................................           762
Long-term debt...................................................................        --
Accumulated deficit (2)..........................................................       (46,502)
Shareholders' equity (2) (3).....................................................         3,682

-------------------------------------

(1) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data.

(2) We believe our accumulated deficit has increased and shareholders' equity has decreased since November 30, 1999.

(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1996 through November 30, 1999.

                                  RISK FACTORS

         An investment in our Common Shares involves a high degree of risk. You should carefully consider the specific factors listed below, together with the cautionary statement under the caption "Cautionary Statement Regarding Forward Looking Statements" and the other information included in this Prospectus, before purchasing our Common Shares. The risks described below are not the only ones that we face. Additional risks that are not yet known to us or that we currently think are immaterial could also impair our business, operating results or financial condition. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. In such case, the trading price of our Common Shares could decline, and you may lose all or part of your investment.

WE HAVE INCURRED LOSSES IN EVERY YEAR OF OUR EXISTENCE AND EXPECT OUR LOSSES TO CONTINUE IN FISCAL 2000; OUR ABILITY TO CONTINUE AS A GOING CONCERN IS UNCERTAIN.

         We have incurred net losses in every year of our existence. From our inception on January 15, 1982 through November 30, 1999, we incurred an accumulated deficit of $46,501,659, including a net loss of $4,665,291 for the year ended November 30, 1999. Companies such as ours frequently encounter delays, expenses, problems and uncertainties in developing products and markets for new products. We do not believe that our product sales will be sufficient to support our operations in fiscal 2000, for many reasons, including:

     - the need for customer education about the clinical benefits of the Cerebral Oximeter,
     -   the lengthy sales cycle for the Cerebral Oximeter,
     - the expected costs of developing product-line extensions of the Cerebral Oximeter for use on newborns, other non-brain tissue applications of our INVOS technology and enhancements to the Cerebral Oximeter and SomaSensor,
     -   our need to attract and service a customer base, and
     - our ability to manufacture our products on a commercial scale in a cost-effective manner.

For the foreseeable future, we believe that we will continue to incur net losses. It is possible that we will never become profitable. Due to our history of losses and our current financial condition, our independent auditors' report includes an explanatory paragraph referring to an uncertainty concerning our ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Note 2 of Notes to Financial Statements and "Independent Auditors' Report."

WE ARE CURRENTLY DEPENDENT ON SALES OF THE CEREBRAL OXIMETER AND SOMASENSOR TO GENERATE ALL OF OUR REVENUES.

         The Cerebral Oximeter and the related SomaSensor are currently our only commercial products and are expected to account for substantially all of our revenues for fiscal 2000 and 2001. We have limited experience in manufacturing, marketing and selling the Cerebral Oximeter. The Cerebral Oximeter has not had extensive commercial use and has not been evaluated for every medical procedure in which it might be used. Further research or use of the Cerebral Oximeter might reveal unexpected problems with its operation or performance, especially in connection with medical procedures for which the Cerebral Oximeter has not yet been evaluated. Although testing of the Cerebral Oximeter to date indicates clinical benefits, subsequent performance problems or adverse research results could prevent acceptance of the product by the medical community, result in unexpected expense and adversely affect future sales. If the market for the Cerebral Oximeter fails to develop as rapidly as expected, our business, financial condition and results of operations could be adversely affected. Although we are developing other products, there can be no assurance that any commercial products will result from our efforts.

OUR PRODUCTS ARE NEW AND MIGHT NOT BE ACCEPTED BY THE MEDICAL COMMUNITY.

         To date, the medical community has had little exposure to us or our technology. Because the medical community is often skeptical of new companies and new technologies, members of the medical community might not perceive a need for the Cerebral Oximeter or be convinced of its clinical benefits. In addition, hospital purchasing decisions for equipment like the Cerebral Oximeter are often made by hospital purchasing committees that might not include the user of the equipment. In such a case, the committees must be convinced to purchase our product. Even if we are successful in convincing physicians, other medical professionals and their hospital purchasing committees of the need for the Cerebral Oximeter, they might be unwilling or unable to commit funds to the purchase of the Cerebral Oximeter due to limited budgets or decreases in capital expenditures. In many cases, these limits are due to hospital cost controls, increased managed care and fixed reimbursements for the medical procedures in which the Cerebral Oximeter is used. If our products fail to achieve market acceptance, our business, financial condition and results of operations could be adversely affected.

PUBLICATION OF ADVERSE CLINICAL RESEARCH COULD ADVERSELY AFFECT OUR SALES.

         Part of our marketing strategy is to support clinical research programs and encourage peer-to-peer selling. While we believe favorable peer review is a key element to a product's acceptance by the medical community, we cannot assure you that additional papers will be submitted or that any such papers will help us sell our products. In addition, researchers might publish adverse results. For example, in fiscal 1993 researchers in the United Kingdom published adverse results from research regarding an earlier prototype of the Cerebral Oximeter, and in 1996 some researchers published adverse results after using the Cerebral Oximeter beyond its indicated use. Negative reaction to adverse publications, our financial condition and the rescission of our previous FDA clearance for the Cerebral Oximeter could adversely affect our reputation in the medical community and, as a result, our ability to market and sell our product.

THE LENGTHY SALES CYCLE FOR THE CEREBRAL OXIMETER COULD DELAY OUR SALES.

         The decision-making process for our Cerebral Oximeter customers is often complex and time-consuming. Based on our limited experience, we believe the period between initial discussions concerning the Cerebral Oximeter and a purchase of even one unit is six to nine months. The process can be delayed as a result of hospital capital budgeting procedures. Moreover, even if one or two units are sold to a hospital, we believe that it will take additional time and experience with the Cerebral Oximeter before additional medical professionals in the hospital might be interested in using the Cerebral Oximeter in other procedures or other areas of the hospital. These delays could have an adverse effect on our business, financial condition and results of operations. See "Business--Marketing, Sales and Distribution."

THE MEDICAL PRODUCTS INDUSTRY IS INTENSELY COMPETITIVE.

         We believe that the markets for cerebral oximetry products, if they develop, may become highly competitive. We know of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation.

         The medical products industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters. We believe there are many other potential entrants into our markets. Some of these potential competitors have well-established reputations, customer relationships and marketing, distribution and service networks. Some of them have substantially longer histories in the medical products industry, larger product lines, and greater financial, technical, manufacturing, research and development and management resources than we do. Many of these potential competitors have long-term product supply relationships with our potential customers. These potential competitors might succeed in developing products that are at least as reliable and effective as our products, that make additional measurements, that are less costly than our products, or that provide alternatives to our products, such as additional or better treatments for congestive heart failure.

         These potential competitors may be more successful than we are in manufacturing and marketing their products, and may be able to take advantage of the significant time and effort we have invested to gain medical acceptance of cerebral oximetry. In addition, one patent issued to an unaffiliated third party and relating to cerebral oximetry expired in 1999, two patents issued to an unaffiliated third party and relating to cerebral oximetry expired in 1998, and two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire in 2000. These expiring patents will make that technology generally available and potentially help the development of competing products. Successful commercial development of competing products could lead to loss of market share and lower margins and have an adverse effect on our business, financial condition and results of operations.

         We also compete indirectly with numerous companies that sell medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical equipment is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships may give them a competitive advantage over us. Our products and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels. See "Business--Market Overview," and "--Competition."

WE EXPECT TO NEED SUBSTANTIAL ADDITIONAL FINANCING TO FUND OUR OPERATIONS.

         We will require substantial additional capital to further develop our products, to commercialize our products and to sustain our operations. We will not receive any of the proceeds of this offering. If we sell 1,000,000 Common Shares to the selling shareholders pursuant to the Equity Line Agreement, based on the market prices existing as of March 21, 2000, we expect that the net proceeds of those sales will be adequate to satisfy our operating and capital requirements through April 2001. By that time, we will be required to raise additional cash either though additional sales of our products, through sales of securities, by incurring indebtedness or by some combination of these alternatives. We do not believe that our product sales will be sufficient to sustain our operations at that time and we have no current commitments for any debt financing. We also have no current commitments for any additional sales of securities, other than pursuant to the Equity Line Agreement if we obtain shareholder approval to issue additional shares. In the past, we have raised required capital through sales of additional equity securities. If we are unable to raise additional cash by that time, we will be required to reduce or discontinue our operations.

         Changes in the market price or trading volume of our Common Shares could reduce the proceeds we receive for selling those Common Shares, decrease the number of shares we can sell in a particular period or both. In addition, changes in our business or business plans or unexpected expenses could change our cash needs. Our future cash needs will depend on many factors, including:

         - the time and cost involved in obtaining regulatory approvals;
         - the cost of marketing and assembly activities,
         - whether we can successfully market our products,
         - the rate of market acceptance of our products,
         - the scope of our research and development programs,
         - the length of time required to collect accounts receivable, and
         - competing technological and market developments.

Each of these factors could shorten the length of time the cash we receive from sales of our Common Shares under the Equity Line Agreement will sustain our operations. When we need additional financing, it might not be available on terms acceptable to us or at the times we require it, if at all, and such financing will likely dilute the interests of existing shareholders. See "Use of Proceeds," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR QUARTERLY OPERATING RESULTS MIGHT FLUCTUATE SIGNIFICANTLY.

         We have experienced, and we expect to continue to experience, significant fluctuations in our quarterly operating results. Our future operating results are dependent upon a number of factors, including:

         -  the demand for our products,
         -  the timing of our sales,
         -  the length of our sales cycle,
         -  the timing of introduction of new products,
         -  the timing and development of any competing products,
         -  the publication of clinical research results regarding our products,
         - the use of any of our products as a "standard of care" by any hospitals,
         -  the timing of new employee hiring, and

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

         - economic conditions, both generally and in the medical products industry.

We do not expect to have a material backlog of unfilled orders, so any shortfall in demand for our products in relation to our expectations, or any material delay in orders from distributors or customers, could have an almost immediate impact on our business, financial condition and results of operations.

OUR PERFORMANCE DEPENDS ON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

         Our future performance depends in significant part on the continued service of our senior management, including Bruce J. Barrett, President and Chief Executive Officer, and various scientific, technical and manufacturing personnel. Our loss of any of these key personnel could have an adverse effect on us. We do not maintain key-man life insurance on any of our key personnel. In addition, competition for qualified employees is intense, and if we are unable to attract, retain and motivate additional, highly-skilled employees required for the expansion of our operations, our business, financial condition and results of operations could be adversely affected. Our ability to retain existing employees and attract new employees might be adversely affected by our current financial situation. We cannot assure you that we will be able to retain our existing personnel or attract additional, qualified persons when required and on acceptable terms. See "Business--Employees," and "Management."

WE ARE DEPENDENT ON OUR DISTRIBUTORS FOR OUR INTERNATIONAL SALES.

         We are dependent on our distributors to generate international sales of Cerebral Oximeters. We believe that our current distributors are knowledgeable, and we have a training program for new distributors concerning our technology and our Cerebral Oximeter and SomaSensor. However, independent distributors might not have sufficient knowledge about, or familiarity with, our technology or products to demonstrate adequately their operation and clinical benefits. If our distributors fail to market, promote and sell our products adequately, our business, financial condition and results of operations would be adversely affected.

         We might not be able to engage additional distributors on a timely basis, enter into other third-party marketing arrangements, or retain or replace our existing distributors, when required. If we are unable to engage, replace or retain distributors, our ability to market and sell our products internationally could be adversely affected. In addition, any required distributor terminations could increase our costs. Even if we are able to engage and retain distributors, they might incur conflicting obligations to sell other companies' products or they might distribute other products that provide greater revenues than are provided by our products.

         One international distributor accounted for approximately 23% of our net revenues for fiscal 1999. In addition, in fiscal 2000 we entered into an exclusive distributor agreement with Nellcor Puritan Bennett Export, Inc. initially covering 33 countries for our Cerebral Oximeter. The loss of either of these distributors could have an adverse effect on our business, financial condition and results of operations. See "Business--Marketing, Sales and Distribution."

OTHERS HAVE PATENTS IN OUR FIELD; WE COULD BE ADVERSELY AFFECTED IF WE ARE INVOLVED IN INFRINGEMENT LITIGATION; OUR INTELLECTUAL PROPERTY RIGHTS MIGHT NOT PROVIDE US WITH COMPETITIVE ADVANTAGES.

         Although fifteen United States patents have been issued to us with respect to our INVOS technology, only ten of such patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter. Many patents have already been issued to third parties involving optical spectroscopy and the interaction of light with tissue. Some of these patents relate to the use of optical spectroscopy in the area of brain metabolism monitoring, the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against us, although potential competitors would have more incentive to assert infringement claims or challenge our patents if a more significant market for Cerebral Oximeters develops. The costs of defense of patent litigation can be substantial and, if the defense is unsuccessful, we could be liable for substantial damages. In addition, if our products infringe any claims of an issued patent, we could be enjoined from manufacturing or selling those products or forced to obtain a license to continue our manufacture or sale of those products. The license could require us to pay a licensing fee or royalties of unknown magnitude on sales of our products. If we were required to obtain a license, it might not be available, or it might not be available on terms acceptable to us. If we were unable to obtain required licenses on favorable terms, or at all, our business, financial condition and results of operations could be adversely affected.

         Our patents are subject to risks, including:

         -  additional patent applications might not be allowed,
         -  issued patents might not be upheld,
         - issued patents might not provide us with significant competitive advantages,
         - challenges might be instituted against the validity or enforceability of any of our patents and, if instituted, such challenges might be successful.

If patents are not issued from future patent applications, we might be subject to greater competition. The cost of litigation to uphold the validity of a patent and prevent infringement can be very substantial and could be beyond our financial capability even if we could otherwise prevail. Also, the laws of some foreign countries do not protect our proprietary rights to the same extent as the laws of the United States. Furthermore, individuals and companies might independently develop similar technologies, duplicate our technology or design around the patented aspects of our technology, or we might infringe patents or other rights owned by other individuals and companies.

         Although we seek to protect our proprietary rights through a variety of means, we cannot promise that the actions we have taken are adequate to protect these rights. Our INVOS technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through our patents, reverse engineering or both. In addition, one patent issued to an unaffiliated third party and relating to cerebral oximetry expired in 1999, two patents issued to an unaffiliated third party and relating to cerebral oximetry expired in 1998, and two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire in 2000. These expiring patents will make that technology generally available and potentially help the development of competing products. If competing products or technologies are developed or emerge, our business, financial condition and results of operations could be adversely affected. We also rely on trade secret, copyright and other laws and on confidentiality agreements to protect our technology. However, we believe that neither our patents nor other legal rights will necessarily prevent other individuals and companies from developing or from using similar or related technology to compete against our products. Our confidentiality agreements might be breached and we might not have adequate remedies for any breach. Despite our efforts to protect our proprietary rights our trade secrets might become known to competitors or independently developed by them. See "Business--Proprietary Rights Information."

WE MUST BE ABLE TO MANAGE OUR GROWTH EFFECTIVELY.

         If we grow as fast as we hope, our growth could place a significant strain on our management, customer service, operations, sales and administrative personnel and other resources. To serve the needs of our existing and future customers, we plan to increase our workforce, which will require us to attract, train, motivate and manage qualified employees. We have incurred and continue to incur significant costs to retain qualified management, sales and marketing, engineering, production, manufacturing and administrative personnel and scientists, as well as for marketing and promotional activities. Our ability to manage our planned growth depends upon our success in expanding our operating, management, information and financial systems, which might significantly increase our operating expenses. We might not be able to manage effectively any future growth, and if we fail to do so, our business, financial condition and results of operations would be adversely affected. See "--Dependence Upon Management and Key Personnel," "Business--Employees," and "Management--Directors and Executive Officers."

NEW PRODUCT DEVELOPMENT IS EXPENSIVE AND MIGHT NOT RESULT IN COMMERCIALLY VIABLE PRODUCTS.

         We have invested substantial resources to develop the Cerebral Oximeter and the related disposable SomaSensor. We expect to continue to invest substantial resources to develop:

         - product-line extensions of the Cerebral Oximeter for use on newborns,
         -  other non-brain tissue applications of INVOS technology, and
         -  enhancements to the Cerebral Oximeter and SomaSensor.

New products require extensive testing and regulatory clearance before they can be marketed, and substantial customer education concerning the product's use, advantages and effectiveness. In addition, sales of our cerebral oximetry products might be limited because of resistance to major capital equipment expenditures by hospital purchasing committees. Sales of all of our products might be limited because hospitals might fear that the cost of a new device or product will lower its profits because medical insurers generally fix reimbursement amounts for the procedures in which our products might be used. We might not be able to develop commercially viable products. See "Use of Proceeds" and "Business--Research and Development."

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION AND COULD BE ADVERSELY AFFECTED BY THOSE REGULATIONS.

         The testing, manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act and the related regulations, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. If we do not comply with applicable requirements, we might be subject to:

         -  fines,
         -  injunctions,
         -  civil penalties,
         -  recall or seizure of products,
         -  total or partial suspension of production,
         - failure of the government to grant premarket clearance or premarket approval for devices,
         -  withdrawal of marketing clearances or approvals, and
         -  criminal prosecution.

Any of these actions could have an adverse effect on our business, financial condition and results of operations.

         In October 1997, we obtained FDA clearance for advances in our INVOS technology that are incorporated in our model 4100 Cerebral Oximeter. We made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter and we have made additional changes to the SomaSensor. We do not believe that these changes affect the safety or efficacy of the Cerebral Oximeter or the SomaSensor and, therefore, we believe that these changes do not require the submission of a new 510(k) notice. The FDA, however, could disagree with our determination not to submit a new 510(k) notice for the new model 4100 Cerebral Oximeter or SomaSensor and could require us to submit a new 510(k) notice for any changes made to the device. If the FDA requires us to submit a new 510(k) notice for our model 4100 Cerebral Oximeter or SomaSensor or for any device modification, we might be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA. See "Business--Government Regulation."

         The FDA could rescind our current FDA clearance to market the Cerebral Oximeter in the United States. In addition, we cannot assure you that, if and when we develop any additional products, they will receive FDA clearance. If any current or future clearances or approvals are rescinded or denied, sales of our applicable products in the United States would be prohibited during the period we do not have such clearances or approvals. We cannot assure you that we will be able to obtain necessary regulatory approvals or clearances on a timely basis or at all. Our business, financial condition and results of operations would be adversely affected if

         -  any approvals or clearances are delayed or not received at all,
         -  we lose previously received approvals or clearances,
         - regulators impose limitations on the intended use of our products as a condition of any approval or clearance,
         - regulators impose limitations on the markets for our products as a condition of any approval or clearance,
         - the market introduction of any of our products is delayed as a result of regulatory compliance issues, or
         -  we fail to comply with existing or future regulatory requirements.

See "Business--Government Regulation."

         We are subject to routine inspection by the FDA and state agencies for compliance with Quality System Regulation requirements and other applicable regulations. If existing requirements change or new requirements are adopted, our business, financial condition and results of operations could be adversely affected. We might incur significant costs to comply with laws and regulations in the future, and laws and regulations would have an adverse effect on our business, financial condition and results of operations.

         We are also subject to numerous federal, state and local laws relating to safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. We might be required to incur significant costs to comply with these laws and regulations in the future, and these laws or regulations might have an adverse effect on our ability to do business.

         Congress enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect us.

PATIENTS MIGHT ASSERT PRODUCTS LIABILITY CLAIMS AGAINST US.

         Because we test, market and sell a patient monitoring device and a heart patch, patients might assert products liability claims against us. The Cerebral Oximeter is used in operating rooms and other critical care hospital units with patients who might be seriously ill or might be undergoing dangerous procedures. On occasion, patients on whom the Cerebral Oximeter is being used may be injured or die as a result of their medical treatment or condition. We might be sued because of such injury or death, and regardless of whether we are ultimately determined to be liable, we might incur significant legal expenses not covered by insurance. In addition, products liability litigation could damage our reputation and impair our ability to market our products. Litigation could also impair our ability to retain products liability insurance or make our insurance more expensive. We have products liability insurance with a liability limit of $2,000,000. This insurance is costly and even though it has been obtained, we might not be able to retain it. Even if we are able to retain this insurance, it might not be sufficient to protect us in the event of a major defect in the Cerebral Oximeter. If we are subject to an uninsured or inadequately insured products liability claim based on the performance of the Cerebral Oximeter, our business, financial condition and results of operations could be adversely affected. See "Business--Insurance."

WE ARE DEPENDENT ON THIRD PARTIES FOR MANUFACTURING OUR PRODUCTS.

         We are dependent on various suppliers for manufacturing the components for our Cerebral Oximeter and the related disposable SomaSensor. We believe that each component is generally available from several potential suppliers. However, engaging additional or replacing existing suppliers of custom-designed components is costly and time consuming. We do not intend to maintain significant inventories of components, Cerebral Oximeters or SomaSensors. Therefore, we might incur delays in meeting delivery deadlines if a particular supplier is unable or unwilling to meet our requirements. We estimate that it would require approximately three to four months to change SomaSensor suppliers. In addition, we do not have direct control over the activities of our suppliers and are dependent on them for quality control, capacity, processing technologies and, in required cases, compliance with FDA Quality System Regulation requirements. If we cannot replace suppliers on a timely basis when necessary, our business, financial condition and results of operations may be adversely affected. In addition, because we do not have long-term agreements with our suppliers, we might be subject to unexpected price increases which might adversely affect our profit margins. See "Business--Manufacturing."

PURCHASERS OF COMMON SHARES WILL EXPERIENCE SUBSTANTIAL DILUTION.

         At November 30, 1999, our net tangible shareholders' equity was $0.60 per share. While we will not receive any of the proceeds of sales of Common Shares by the selling shareholder, purchasers of Common Shares in this offering will likely pay more for their Common Shares than the net book value of our Common Shares. Therefore, a purchaser of Common Shares in this offering will likely experience immediate and substantial dilution of $4.57 per share in that the price he or she pays exceeds our net tangible book value after giving effect to our assumed sale of 1,000,000 Common Shares to the selling shareholder pursuant to the Equity Line Agreement, all based on the market price of the Common Shares as of March 21, 2000. In addition, the sale of Common Shares

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

pursuant to the Equity Line Agreement might dilute our current shareholders because the shares will be sold at a discount to the then-prevailing market price of our Common Shares. These discounted sales could cause the market price of our Common Shares to drop. To the extent outstanding options and warrants to purchase Common Shares are exercised, there will be further dilution to new investors. See "Dilution."

THE MARKET PRICE OF OUR COMMON SHARES WILL FLUCTUATE, AND COULD FLUCTUATE SIGNIFICANTLY.

         The market price of our Common Shares might be highly volatile. The following could cause the market price of the Common Shares to fluctuate substantially:

         -  changes in our quarterly operating results,
         -  changes in general conditions in the economy,
         -  changes in the financial markets,
         -  changes in the medical equipment industry,
         - changes in financial estimates by securities analysts or differences between those estimates and our actual results,
         -  the liquidity of the market for the Common Shares,
         -  developments with respect to patents and proprietary rights,
         -  publication of clinical research results regarding our products,
         - changes in health care policies in the United States or foreign countries,
         -  grants or exercises of stock options or warrants,
         -  news announcements,
         -  litigation involving us,
         - actions by governmental agencies, including the FDA, or changes in regulations, or
         -  other developments affecting us or our competitors.

In particular, the stock market might experience significant price and volume fluctuations that might affect the market price of the Common Shares for reasons that are unrelated to our operating performance and that are beyond our control.

THE MARKET PRICE OF THE COMMON SHARES MIGHT BE LOWER BECAUSE OF SHARES ELIGIBLE FOR FUTURE SALE, SHARES RESERVED FOR FUTURE ISSUANCE UPON THE EXERCISE OF OPTIONS AND WARRANTS AND REGISTRATION RIGHTS WE HAVE GRANTED.

         Future sales of substantial amounts of Common Shares in the public market or the perception that such sales could occur could adversely affect the market price of the Common Shares. The number of outstanding Common Shares held by non-affiliates is large relative to the trading volume of the Common Shares. We are unable to predict the effect that sales of Common Shares may have on the then prevailing market price of the Common Shares. Any substantial sale of Common Shares or even the possibility of such sales occurring may have an adverse effect on the market price of the Common Shares.

         As of March 21, 2000, we had outstanding options and warrants to purchase an aggregate of 1,834,981 Common Shares. We have also reserved up to an additional 32,745 Common Shares for issuance upon exercise of options which have not yet been granted under our stock option plans, 327,745 Common Shares if shareholders approve an amendment to our 1997 Stock Option Plan at the April 18, 2000 Annual Meeting of Shareholders. Holders of these warrants and options are likely to exercise them when, in all likelihood, we could obtain additional capital on terms more favorable than those provided by the options and warrants. In addition, we are permitted to issue up to an additional $15 million of our Common Shares under the Equity Line Agreement during the remainder of its term. The shares we sell under the Equity Line Agreement will be available for resale in the public market pursuant to this Prospectus. The market price of the Common Shares could fall as a result of the sale of any of these shares.

         In addition, holders of warrants originally issued to the placement agent in previous Regulation S offerings have piggy-back registration rights with respect to the underlying securities, and the holder of warrants issued to the underwriter in our 1997 public offering of Common Shares has demand and piggy-back registration rights with respect to the underlying securities. Exercise of these registration rights may adversely affect the terms on which we may obtain additional financing. Further, while our warrants and options are outstanding, our ability to obtain additional financing on favorable terms might be adversely affected. See "Description of Capital Stock" and "Underwriting."

PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND CORPORATE LAW HAVE POTENTIAL ANTI-TAKEOVER EFFECTS.

         Our Board of Directors has the authority, without further approval of our shareholders, to issue preferred shares having such rights, preferences and privileges as the Board of Directors may determine. Any such issuance of Preferred Shares could, under some circumstances, have the effect of delaying or preventing a change in control of Somanetics and might adversely affect the rights of holders of Common Shares. In addition, we are subject to Michigan statutes regulating business combinations, takeovers and control share acquisitions, which might also hinder or delay a change in control of Somanetics. Anti-takeover provisions that could be included in the Preferred Shares when issued and the Michigan statutes regulating business combinations, takeovers and control share acquisitions can depress the market price of our securities and can limit the shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids, even if such events could be viewed as beneficial by our shareholders.

         Our directors serve staggered three-year terms, and directors may be removed only for cause. Our Restated Articles of Incorporation also set the minimum number of directors constituting the entire Board at three and the maximum at fifteen, and they require approval of holders of 90% of our voting shares to amend these provisions. These provisions could have an anti-takeover effect by making it more difficult to acquire Somanetics by means of a tender offer, a proxy contest or otherwise or by removing incumbent officers and directors. These provisions could delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interests, including those attempts that might result in a premium over the market price for the Common Shares held by our shareholders. See "Description of Capital Stock."

                            THE EQUITY LINE AGREEMENT

         On March 6, 2000, we entered into the Private Equity Line Agreement with Kingsbridge Capital Limited, a private institutional investor. Pursuant to the Equity Line Agreement we may issue and sell, from time to time, Common Shares for cash consideration up to an aggregate of $15 million. As required by the Equity Line Agreement, we have filed a registration statement, which includes this Prospectus, to permit Kingsbridge to resell to the public any shares that we sell to it pursuant to the Equity Line Agreement. Until two years after the date of this Prospectus, we may sell, or "put," Common Shares to Kingsbridge from time to time in amounts and at times we select at our sole discretion, subject to specific restrictions set forth in the Equity Line Agreement. The price for these sales is between 86% and 90% of the then current average market price of our Common Shares. The actual percentage will depend on an average market price of our Common Shares. In addition, we must pay Brean Murray & Co., Inc. a 3.5% commission in connection with these sales. We are not permitted to sell more than 19.9% of our outstanding Common Shares pursuant to this arrangement unless we first obtain shareholder approval under The Nasdaq SmallCap Market rules.

         Puts can be made every 15 trading days in amounts ranging from a minimum of $10,000 to a maximum of $1,000,000. The amounts depend on the then current trading volume and average market price of our Common Shares at the time of each put. We are required to put at least $7,500,000 of our Common Shares to Kingsbridge over the life of the Equity Line Agreement or pay Kingsbridge the discount on the unsold shares. As of the date of this Prospectus, we have not issued any Common Shares under the Equity Line Agreement. Under the Equity Line Agreement, the average market price of our Common shares for purposes of calculating the purchase price to be paid by Kingsbridge is the average of the lowest trade prices of the Common Shares as reported by Bloomberg L.P. on each of five days on which The Nasdaq SmallCap Market is open for trading. The five days are the two trading days before the day on which we deliver notice to Kingsbridge that we are exercising a put, the trading day on which we deliver such notice, and the two trading days after the trading day on which we deliver the put notice.

         The Equity Line Agreement provides that we may not put our Common Shares to Kingsbridge unless the following conditions are satisfied or waived (none of which are within the control of Kingsbridge):

         - the registration statement must have been declared effective by the SEC and must remain effective;
         - the representations and warranties made by us in the Equity Line Agreement must be accurate in all material respects as of the date of each put and as of the date of the closing of the sale. One of our representations is that since November 30, 1999 there has been no material adverse change in our business, operations, properties, prospects or financial condition, except as disclosed in the registration statement or specified periodic reports filed with the SEC pursuant to the Securities Exchange Act of 1934;
         -  we must have performed and complied with in all material respects all obligations under the Equity Line Agreement, the warrant and the Registration Rights Agreement entered into between us and Kingsbridge in connection with the Equity Line Agreement that are required to be performed as of the date of each put and as of the date of the closing of the sale;
         - no statute, rule, regulation, executive order, decree, ruling or injunction may be in effect that prohibits or directly and adversely affects any of the transactions contemplated by the Equity Line Agreement;
         - our Common Shares must not have been delisted from The Nasdaq SmallCap Market nor suspended from trading;
         - the issuance of the Common Shares must not violate the shareholder approval requirements of The Nasdaq SmallCap Market;
         - the number of shares to be put to Kingsbridge, together with any shares then held by Kingsbridge, must not exceed 9.9% of our Common Shares that would be outstanding upon completion of the put; and
         - the average trading volume of our Common Shares for 26 of the 30 consecutive trading days immediately preceding a put must be at least 30,000 shares a day. The two highest and the two lowest trading volume days are excluded.

         In consideration for Kingsbridge entering into the Equity Line Agreement, we issued a warrant to Kingsbridge on March 6, 2000. The warrant entitles the holder to purchase 200,000 Common Shares at a purchase price of $4.36 per share. The warrant is exercisable at any time until September 3, 2005. The warrant contains standard provisions that protect the holder against dilution by adjustment of the exercise price and the number of shares issuable pursuant to the warrant if any of the following occurs:

         -  stock split
         -  reverse stock split,
         -  stock dividend,
         -  reclassification,
         -  merger,
         -  statutory share exchange,
         -  similar transactions affecting our Common Shares, or
         - specified issuances of common shares, convertible or exchangeable securities, options and warrants at less than the market price of the Common Shares, as defined in the Equity Line Agreement.

The warrant also provides for adjustments if we pay liquidating dividends. No adjustments are required for instruments or benefits issued under any of our stock option plans or in consideration of our acquisition of all or any part of the assets of another person. The exercise price of the warrant is payable either in cash or by a cashless exercise in which that number of Common Shares underlying the warrant having an aggregate fair market value at the time of exercise equal to the aggregate exercise price are cancelled as payment of the exercise price.

                                 USE OF PROCEEDS

         The proceeds from the sale of shares by Kingsbridge pursuant to this Prospectus will be received directly by Kingsbridge. We will not receive any of the proceeds from the sale of the Common Shares offered by this Prospectus. We will, however, receive the put price paid pursuant to the Equity Line Agreement if and to the extent we sell Common Shares pursuant to the Equity Line Agreement. The purchase price for those shares will be between 86% and 90% of the then current average market price of our Common Shares, as defined in the Equity Line Agreement, on the date of sale. We will also receive the proceeds from the sale of shares to Kingsbridge if it exercises the warrant. The exercise price of the warrant is $4.36 per share. See "The Equity Line Agreement." If we sell 1,000,000 Common Shares to Kingsbridge pursuant to the Equity Line Agreement, based on the market prices of the Common Shares as of March 21, 2000, the net proceeds to us, after deducting the discount to Kingsbridge, the insurance fee, the Brean Murray commission and the estimated offering expenses payable by us, are estimated to be approximately $4,280,000.

         We currently intend to use the net proceeds from these sales of Common Shares to finance our operations, including the following:

            Marketing and Sales Activities (1)....................................       $1,500,000
            Research and Development Programs (2).................................          300,000
            General Corporate Purposes (3)........................................        2,480,000
                                                                                         ----------
                Total.............................................................       $4,280,000
                                                                                         ==========
------------------------------------

(1) Includes the cost of our direct sales force, attendance at trade shows and other promotional activities.
(2) Includes the development of product-line extensions of the Cerebral Oximeter for use on newborns, other non-brain tissue applications, and enhancements to the Cerebral Oximeter and SomaSensor.
(3) Includes working capital and other ongoing Selling, General and Administrative expenses. See the Financial Statements as of, and for the year ended, November 30, 1999 for information about our current working capital needs and ongoing Selling, General and Administrative expenses.

         If we sell 1,000,000 Common Shares to the selling shareholders pursuant to the Equity Line Agreement, based on the market prices existing as of March 21, 2000, we expect that the net proceeds of those sales will be adequate to satisfy our operating and capital requirements through April 2001. By that time, we will be required to raise additional cash either though additional sales of our products, through sales of securities, by incurring indebtedness or by some combination of these alternatives. We do not believe that our product sales will be sufficient to sustain our operations at that time and we have no current commitments for any debt financing. We also have no current commitments for any additional sales of securities, other than pursuant to the Equity Line Agreement if we obtain shareholder approval to issue additional shares. In the past, we have raised required capital through sales of additional equity securities. If we are unable to raise additional cash by that time, we will be required to reduce or discontinue our operations.

         Changes in the market price or trading volume of our Common Shares could reduce the proceeds we receive for selling those Common Shares, decrease the number of shares we can sell in a particular period or both. In addition, changes in our business or business plans or unexpected expenses could shorten the length of time the cash we receive from sales of our Common Shares under the Equity Line Agreement will sustain our operations. See "Risk Factors -- We expect to need substantial additional financing to fund our operations."

         The description above is our estimated allocation of the estimated net proceeds from the sale of Common Shares pursuant to the Equity Line Agreement. We might change the allocation among the categories discussed above or to new categories in response to, among other things, changes in our business plans, future revenues and expenses and industry, regulatory or competitive conditions. The amount of our expenses and their timing will vary depending on a number of factors, including changes in our expected operations or business plan and changes in economic and industry conditions. Any such shifts will be at the discretion of our Board of Directors and officers.

         Pending the application of such proceeds, we intend to invest the net proceeds of sales of Common Shares under the Equity Line Agreement in short-term, investment-grade, interest-bearing investments.

                PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

         The Common Shares trade on The Nasdaq SmallCap Market under the trading symbol "SMTS." The following table sets forth, for the periods indicated, the range of high and low closing sales prices as reported by Nasdaq.

                                                                              HIGH                LOW
      Fiscal Year Ended November 30, 1998
           First Quarter..........................................            $6.50              $4.50
           Second Quarter.........................................             6.50               4.13
           Third Quarter..........................................             5.00               2.13
           Fourth Quarter.........................................             2.25               1.56

      Fiscal Year Ended November 30, 1999
           First Quarter..........................................            $3.50              $1.25
           Second Quarter.........................................             4.69               1.63
           Third Quarter..........................................             4.69               2.00
           Fourth Quarter.........................................             2.69               1.38

      Fiscal Year Ending November 30, 2000
           First Quarter..........................................            $4.56              $1.13
           Second Quarter (through March 21, 2000)................             7.38               3.69

         On March 21, 2000 the last reported sales price for the Common Shares on The Nasdaq SmallCap Market was $5.6875 per share. As of February 15, 2000, we had 619 shareholders of record.

         We have never paid cash dividends on our Common Shares and do not expect to pay such dividends in the foreseeable future. We currently intend to retain any future earnings for use in our business. The payment of any future dividends will be determined by the Board in light of the conditions then existing, including our financial condition and requirements, future prospects, restrictions in financing agreements, business conditions and other factors deemed relevant by the Board.

                                 CAPITALIZATION

         The following table sets forth our actual capitalization as of November 30, 1999 and as adjusted to give effect to an assumed sale of 1,000,000 Common Shares to the selling shareholder pursuant to the Equity Line Agreement, based on the market price of the Common Shares as of March 21, 2000, and the application of the estimated net proceeds of $4,280,000 from such sales (after deducting the discount to Kingsbridge, the Brean Murray commission and the estimated offering expenses payable by us) as described in "Use of Proceeds." You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes to Financial Statements included elsewhere in this Prospectus.

                                                                                         AT NOVEMBER 30, 1999
                                                                                ------------------------------------
                                                                                   ACTUAL              AS ADJUSTED
                                                                                -------------        ---------------
                                                                                 (IN THOUSANDS, EXCEPT SHARE DATA)
Shareholders' equity:
     Preferred shares; authorized, 1,000,000 shares of $.01 par value;
         no shares issued or outstanding...............................               --                    --
     Common shares; authorized, 20,000,000 shares of $.01 par value;
         issued and outstanding, 6,035,597 shares at November 30,
         1999 (7,035,597 shares, as adjusted) (1)......................                  $60                   $70
     Additional paid-in capital........................................               50,290                54,560
     Accumulated unrealized losses on investments......................                 (166)                 (166)
     Accumulated deficit (2)...........................................              (46,502)              (46,502)
                                                                                     -------               -------
         Total shareholders' equity and total capitalization...........              $ 3,682               $ 7,962
                                                                                     =======               =======

--------------------------------------------
(1) The number of shares outstanding as of November 30, 1999 does not include:
         - 1,325,782 Common Shares reserved for issuance under our 1983 Stock Option Plan, 1991 Incentive Stock Option Plan, 1993 Director Stock Option Plan, 1997 Stock Option Plan and non-plan options, of which options to purchase an aggregate of 1,293,037 Common Shares were outstanding as of March 21, 2000. The number of shares reserved for issuance under our 1997 Stock Option Plan has been increased by an additional 295,000 Common Shares, subject to shareholder approval at our April 18, 2000 annual meeting of shareholders;
         - 26,424 Common Shares issuable upon the exercise of warrants issued to the placement agent in connection with Regulation S financings completed in July 1995 and April 1996;
         - 115,520 Common Shares issuable upon the exercise of warrants issued in connection with the Regulation S Offerings completed in July 1995 and April 1996;
         - 200,000 Common Shares issuable upon exercise of the warrants issued to the underwriter in connection with our public offering of Common Shares which closed in June 1997;
         - 200,000 Common Shares issuable upon exercise of the warrant issued to the selling shareholder in connection with our Equity Line Agreement on March 6, 2000; and
         - Common Shares issuable to the selling shareholder pursuant to the Equity Line Agreement.
         See Notes 3 and 8 of Notes to Financial Statements.

(2) Management believes the accumulated deficit increased during the first quarter ended February 29, 2000 and will continue to increase in the second quarter ending May 31, 2000, and there has been and will continue to be a corresponding decrease in total capitalization.

                                    DILUTION

         Our net tangible book value as of November 30, 1999 was $3,624,101, or $0.60 per Common Share. Net tangible book value per share represents the amount of net tangible assets, less total liabilities, divided by the number of Common Shares outstanding. After giving effect to the assumed sale of 1,000,000 Common Shares to the selling shareholder pursuant to the Equity Line Agreement, based on the market price of the Common Shares as of March 21, 2000, our net tangible book value as of November 30, 1999 would have been $7,904,084, or $1.12 per share. This represents an immediate increase in such net tangible book value of $0.52 per share to existing shareholders and an immediate dilution of $4.57 per share to purchasers in this offering, assuming a purchase price of $5.69 per share, the closing sale price of the Common Shares on March 21, 2000. The following table illustrates this per share dilution:

         Assumed purchase price per share (March 21, 2000 closing sale price)...........                  $5.69
                  Net tangible book value per share at November 30, 1999................       $0.60
                  Increase in net tangible book value per share attributable to
                    assumed Equity Line Agreement sales.................................        0.52
                                                                                               -----
         Net tangible book value per share after giving effect to the sales.............                   1.12
                                                                                                          -----
         Dilution per share to purchasers in this offering..............................                  $4.57
                                                                                                          =====

         This table assumes no exercise of options and warrants after November 30, 1999. As of March 21, 2000, we had outstanding options and warrants to purchase an aggregate of 1,834,981 Common Shares, and we had also reserved up to an additional 32,745 Common Shares for issuance upon the exercise of options which had not yet been granted under our stock option plans, 327,745 Common Shares if shareholders approve an amendment to our 1997 Stock Option Plan at the April 18, 2000 Annual Meeting of Shareholders. To the extent outstanding options or warrants are exercised, there will be further dilution to purchasers in this offering. See "Capitalization."

                             SELECTED FINANCIAL DATA

         The following selected financial data as of November 30, 1999, 1998, 1997, 1996 and 1995, and for each of the years in the five-year period ended November 30, 1999 have been derived from our audited financial statements, some of which appear elsewhere in this Prospectus together with the report of Deloitte & Touche LLP, independent auditors, whose report includes an explanatory paragraph relating to an uncertainty concerning our ability to continue as a going concern. You should read the selected financial data together with the financial statements and notes to financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. This selected financial data might not be a good indicator of our expected results for fiscal 2000.


                                                                          FISCAL YEAR ENDED NOVEMBER 30,
                                                     ------------------------------------------------------------------------
                                                        1999            1998           1997            1996            1995
                                                        ----            ----           ----            ----            ----
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues (1)..................................     $4,001         $2,491          $1,212            $778          $1,336
Cost of sales.....................................      1,906          1,326             631             385             658
Gross margin......................................      2,095          1,165             580             393             678
Research, development and engineering expenses....        598            665             736             235             286
Selling, general and administrative expenses......      6,436          6,347           6,238           3,550           3,303
Net loss..........................................     (4,665)        (5,470)         (6,155)         (3,304)         (2,818)
Net loss per Common Share - basic and diluted (2).      (0.77)         (1.01)          (1.88)          (1.77)          (1.67)
Weighted average number of Common Shares
outstanding (2)...................................      6,036          5,422           3,272           1,867           1,684


                                                                                  AT NOVEMBER 30,
                                                     ------------------------------------------------------------------------
                                                        1999            1998           1997            1996            1995
                                                        ----            ----           ----            ----            ----
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and marketable securities....................     $2,257         $6,894          $4,603          $3,292            $941
Working capital...................................      2,960          7,633           4,511           3,862           1,846
Total assets......................................      4,444          9,047           5,677           4,672           2,861
Total liabilities.................................        762            629             788             618             568
Long-term debt and redeemable Convertible
Preferred Shares..................................         --             --              --              --              20
Accumulated deficit (4)...........................    (46,502)       (41,836)        (36,367)        (30,211)        (26,907)
Shareholders' equity (3)(4).......................      3,682          8,418           4,889           4,054           2,294

(1) Net revenues recorded in fiscal years 1999, 1998, 1997, 1996 and 1995 relate primarily to the sale of Cerebral Oximeters and SomaSensors for commercial use. For a description of our loss of, and regaining, FDA clearance to market the Cerebral Oximeter in the United States, see "Business--Government Regulation."
(2) See Note 4 of Notes to Financial Statements included in this Prospectus for information with respect to the calculation of per share data. During the first quarter of fiscal 1998, we adopted SFAS No. 128, "Earnings Per Share." Our adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented.
(3) See Statements of Shareholders' Equity of the Financial Statements included in this Prospectus for an analysis of Common Share transactions for the period from December 1, 1996 through November 30, 1999.
(4) We believe the accumulated deficit increased during the first quarter ended February 29, 2000 and will continue to increase in the second quarter ending May 31, 2000, and there has been and will continue to be a corresponding decrease in shareholders' equity.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following analysis of our financial condition and results of operations should be read together with the preceding Selected Financial Data. Additionally, you should read and analyze our financial statements and notes to our financial statements, as well as other data included in this Prospectus, in combination with the analysis below. See also the "Cautionary Statement Regarding Forward-Looking Statements."

RESULTS OF OPERATIONS

OVERVIEW

         We develop, manufacture and market the INVOS Cerebral Oximeter, the only non-invasive patient monitoring system commercially available in the United States that continuously measures changes in the blood oxygen level in the adult brain. In June 1996, we received clearance from the FDA to market the Cerebral Oximeter and the related disposable SomaSensor in the United States. In October 1997, we obtained FDA clearance for new advances in our INVOS technology that are incorporated in our model 4100 Cerebral Oximeter. The model 4100 Cerebral Oximeter was introduced in October 1997 and we began shipping the model 4100 in the first quarter of fiscal 1998. During the third quarter of fiscal 1999, we introduced our new model 5100 pediatric Cerebral Oximeter at an international trade show, and began international shipments of the model 5100 in August 1999. During the third quarter of fiscal 1999, we also submitted our 510(k) application to the FDA for the model 5100 Cerebral Oximeter, and we are awaiting FDA clearance to market the model 5100 in the United States.

         During fiscal 1997, our primary activities consisted of research and development of the INVOS technology, the Cerebral Oximeter and the related disposable SomaSensor. During fiscal 1998 and 1999, our primary activities consisted of sales and marketing of the model 4100 Cerebral Oximeter and related disposable SomaSensor. We emerged from the development stage in 1997 and had an accumulated deficit of $46,501,659 through November 30, 1999. We believe that our accumulated deficit will continue to increase for the foreseeable future.

         We derive our revenues from sales of Cerebral Oximeters and SomaSensors to our distributors and to hospitals in the United States through our direct sales employees. We recognize revenues when we ship our products to distributors or to hospitals. Payment terms are generally net 30 days for United States sales and net 60 days or longer for international sales. Our primary expenses, excluding the cost of our products, are selling, general and administrative and research, development and engineering, which we generally expensed as incurred. Since May 1994, we have exchanged model 3100A Cerebral Oximeters for our model 3100 Cerebral Oximeters. Until shipments of the model 4100 Cerebral Oximeter began in the first quarter of fiscal 1998, we refurbished the model 3100 Cerebral Oximeters we received and sold them approximately at cost in countries that do not require compliance with the standards met by the model 3100A. During fiscal 1998, we offered to exchange model 4100 Cerebral Oximeters for model 3100A Cerebral Oximeters (which we then scrap) and cash equal to the difference in sales prices of the two models. During the third quarter of fiscal 1999, we agreed to a similar exchange program with Baxter Limited in Japan, as a result of the Japanese Ministry of Health and Welfare approval in the first quarter of fiscal 1999 to market the model 4100 in Japan. Such sales reduce our average unit sales price and overall gross margin. Also, during fiscal 1998, we began a no-cap sales program whereby we ship the model 4100 Cerebral Oximeter to the customer at no charge, in exchange for the customer agreeing to purchase a minimum quantity of SomaSensors, on a monthly basis, at a premium for a stated period of time.

FISCAL YEAR ENDED NOVEMBER 30, 1999 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1998

         Our net revenues increased approximately $1,510,000, or 61%, from $2,490,851 in the fiscal year ended November 30, 1998 to $4,000,972 in the fiscal year ended November 30, 1999. The increase in net revenues is primarily due to

         - an approximately $837,000 (55%) increase in United States sales, from approximately $1,532,000 in fiscal 1998 to approximately $2,369,000 in fiscal 1999, and

         - an approximately $673,000 (70%) increase in international sales, from approximately $959,000 in fiscal 1998 to approximately $1,632,000 in fiscal 1999.

These increases are primarily due to

         -    increased purchases of the disposable SomaSensor,

         - purchases of the model 4100 Cerebral Oximeter by Baxter Limited as a result of Japanese Ministry of Health and Welfare approval in the first quarter of fiscal 1999 to market the model 4100 in Japan,

         - a 17% increase in the average selling price of Cerebral Oximeters, primarily due to the March 1, 1999 increase in the price of the Cerebral Oximeter and fewer no-cap and exchange unit sales in fiscal 1999, and

         - an 8% increase in the average selling price of the disposable SomaSensor, due to the effects of no-cap sales and the March 1, 1999 increase in SomaSensor prices.

         Approximately 41% of our net revenues in fiscal 1999 were export sales, compared to approximately 39% in fiscal 1998. Sales of model 4100 Cerebral Oximeters, SomaSensors, model 4100 exchanges, model 5100 Cerebral Oximeters, and model 3100A Cerebral Oximeters as a percent of net revenues were as follows:

                                                                     PERCENT OF NET REVENUES
              PRODUCT                                           1999                       1998
              -------                                     -----------------         -----------------
              Model 4100 Cerebral Oximeters......                52%                        61%
              SomaSensors........................                42%                        28%
              Model 4100 Exchanges...............                 3%                         8%
              Model 5100 Cerebral Oximeters......                 3%                         0%
              Model 3100A Cerebral Oximeters.....                 0%                         3%
                                                          -----------------         -----------------
                  Total..........................               100%                       100%
                                                          =================         =================

One international distributor accounted for approximately 23% of net revenues in fiscal 1999, and one United States distributor accounted for approximately 10% of net revenues for fiscal year 1998. Effective January 1, 2000, we increased the price of both the Cerebral Oximeter and SomaSensor by 7%. This price increase does not apply to any existing sales quotations issued before January 1, 2000.

         Gross margin as a percentage of net revenues was approximately 52% for the fiscal year ended November 30, 1999 and approximately 47% for the fiscal year ended November 30, 1998. Gross margin as a percentage of net revenues increased in fiscal 1999 from fiscal 1998 primarily due to

         - the higher average selling prices we realized for the model 4100 Cerebral Oximeter and the SomaSensor,
         - increased shipments of our new model SomaSensor, which is less costly to manufacture than old model SomaSensors, and
         -    a smaller percentage of model 4100 exchanges in fiscal 1999.

These increases were partially offset by a higher percentage of our net revenues derived from the sale of SomaSensors in fiscal 1999, which still have lower margins than Cerebral Oximeters.

         Our research, development and engineering expenses decreased approximately $67,000, or 10%, from $664,874 for the fiscal year ended November 30, 1998 to $598,348 for the fiscal year ended November 30, 1999. The decrease is primarily due to

         - approximately $84,000 in decreased costs associated with enhancements to the model 4100, and

         -    $35,000 in decreased consulting fees.

These decreases were partially offset by a $45,000 increase in costs associated with enhancements to the design of the disposable SomaSensor.

         Selling, general and administrative expenses increased approximately $89,000, or 1%, from $6,346,595 for the fiscal year ended November 30, 1998 to $6,435,628 for the fiscal year ended November 30, 1999. The increase in selling, general and administrative expenses for fiscal 1999 is primarily due to

         - a $144,000 increase in salaries, wages, commissions and related expenses, primarily as a result of increased sales commissions we paid to our sales force during fiscal 1999, and
         - a $69,000 increase in professional service and investor relations fees.

These increases were partially offset by

         - a $73,000 decrease in selling-related expenses, primarily attributable to employee travel, industry trade shows, marketing and advertising, and
         -    a $49,000 decrease in bad debts expense for fiscal 1999.

FISCAL YEAR ENDED NOVEMBER 30, 1998 COMPARED TO FISCAL YEAR ENDED NOVEMBER 30, 1997

         Our net revenues increased approximately $1,279,000, or 106%, from $1,211,784 in the fiscal year ended November 30, 1997 to $2,490,851 in the fiscal year ended November 30, 1998. The increase in net revenues is primarily due to

         - an approximately $1,009,000 (193%) increase in United States sales, from approximately $523,000 in fiscal 1997 to approximately $1,532,000 in fiscal 1998, and
         - an approximately $270,000 (39%) increase in international sales, from approximately $689,000 in fiscal 1997 to approximately $959,000 in fiscal 1998.

These increase are primarily due to

         - stocking orders for the model 4100 Cerebral Oximeter from both existing distributors and new international distributors,
         -    purchases of the model 4100 by customers in the United States, and
         - an 8% increase in the average selling price of Cerebral Oximeters due to
              - a change in the mix between sales directly to hospitals and sales through distributors, and
              -    the higher price of the new model 4100 Cerebral Oximeter

              These average price increases were partially offset by no-cap sales shipments and exchanges of model 4100 Cerebral Oximeters for model 3100A Cerebral Oximeters with existing customers.

The sales increase was also partially offset by approximately $233,000 of reduced shipments to Baxter Limited in Japan, which was delaying purchases until shipment of the model 4100 Cerebral Oximeter was permitted in Japan pursuant to Japanese Ministry of Health and Welfare approval.

         Approximately 39% of our net revenues in fiscal 1998 were export sales, compared to approximately 57% in fiscal 1997. Sales of model 4100 Cerebral Oximeters, model 4100 exchanges and refurbished model 3100 Cerebral Oximeters, model 3100A Cerebral Oximeters, and SomaSensors as a percentage of net sales were as follows:

                                                                     PERCENT OF NET REVENUES
              PRODUCT                                           1998                       1997
              -------                                     -----------------         -----------------
              Model 4100 Cerebral Oximeters......                61%                         0%
              Model 4100 Exchanges and
                  Refurbished Model 3100.........                 8%                        10%
              Model 3100A Cerebral Oximeters.....                 3%                        60%
              SomaSensors........................                28%                        30%
                                                          -----------------         -----------------
                  Total..........................               100%                       100%
                                                          =================         =================

One United States distributor accounted for approximately 10% of net revenues for fiscal year 1998; however, we terminated this distributor relationship during the third quarter of fiscal 1998 as part of our planned expansion of the direct sales force within several domestic territories. Two international distributors accounted for approximately 28% and 11% of net revenues for fiscal 1997, and one domestic distributor accounted for approximately

28% and 11% of net revenues for fiscal 1997, and one domestic distributor accounted for approximately 12% of net revenues for fiscal 1997.

         Gross margin as a percentage of net revenues was approximately 47% for the fiscal year ended November 30, 1998 and approximately 48% for the fiscal year ended November 30, 1997. Gross margin as a percentage of net revenues decreased in fiscal 1998 from fiscal 1997 primarily due to

         - the higher cost of the model 4100 Cerebral Oximeter to us as compared to the cost of the model 3100A and refurbished model 3100,
         -    no-cap sales shipments for fiscal 1998, and
         -    the higher cost of the SomaSensor to us in fiscal 1998.

This decrease was partially offset by the higher average selling price we realized in fiscal 1998 for the new model 4100 Cerebral Oximeter and SomaSensor.

         Our research, development and engineering expenses decreased approximately $72,000, or 10%, from $736,427 for the fiscal year ended November 30, 1997 to $664,874 for the fiscal year ended November 30, 1998. The decrease is primarily due to approximately $118,000 in consulting fees and costs of development materials in fiscal 1997 in connection with the model 4100 Cerebral Oximeter. This decrease was partially offset by an increase of approximately $38,000 related to development materials and costs associated with our new sensor development projects in fiscal 1998.

         Selling, general and administrative expenses increased approximately $108,000, or 2%, from $6,238,330 for the fiscal year ended November 30, 1997 to $6,346,595 for the fiscal year ended November 30, 1998. The increase in selling, general and administrative expenses for fiscal 1998 is primarily due to

         - a $657,000 increase in salaries, wages, commissions and related expenses as a result of the additional employees, principally sales and marketing, hired during fiscal 1998. Our employees increased from 40 employees as of November 30, 1997, to 50 employees as of November 30, 1998, most of whom were on the payroll for the majority of fiscal 1998, and
         - a $311,000 increase in selling-related expenses, primarily attributable to employee travel, industry trade shows, marketing and advertising.

These increases were partially offset by

         - a $432,000 decrease in miscellaneous expense primarily related to inventory obsolescence reserves recorded during the third and fourth quarters of fiscal 1997,
         - a $188,000 decrease in professional service fees and regulatory certification fees,
         - a $176,000 decrease in bad debts expense primarily related to reserves recorded during the fourth quarter of fiscal 1997, and
         -    a $68,000 decrease in clinical research expenses for fiscal 1998.

EFFECTS OF INFLATION

         We do not believe that inflation has had a significant impact on our financial position or results of operations in the past three years.

LIQUIDITY AND CAPITAL RESOURCES

         Net cash used in operations during fiscal 1999 was approximately $4,500,000. Cash was used primarily to

         - fund our net loss, including selling, general and administrative expenses and research, development and engineering expenses, totaling approximately $4,531,000, net of depreciation and amortization expense,
         - increase accounts receivable by approximately $148,000, primarily due to higher sales in the fourth quarter of fiscal 1999 than in the fourth quarter of fiscal 1998, and

         - decrease accrued liabilities by approximately $102,000 as a result of payments made in fiscal 1999, accruals that were reversed in fiscal 1999, and timing.

These uses of cash were partially offset by

         - an approximately $235,000 increase in accounts payable, primarily because we delayed payment to vendors for cash management, and
         - an approximately $50,000 decrease in inventories, primarily as a result of increased sales of the model 4100 Cerebral Oximeter.

We expect our working capital requirements to increase if sales increase. We capitalized approximately $179,000 of costs for model 4100 Cerebral Oximeters being used as demonstration units and no-cap units during fiscal 1999, compared to approximately $374,000 in fiscal 1998. We expect to depreciate these costs as a marketing expense over three years.

         Capital expenditures in fiscal 1999 were approximately $72,000, net of depreciation for demonstration units as a marketing expense of approximately $161,000. These expenditures before depreciation were primarily

         - approximately $179,000 for model 4100 demonstration units and no-cap units, and
         - approximately $44,000 for tooling to manufacture the model 4100 and 5100 Cerebral Oximeter and for our new sensor.

We disposed of approximately $148,000 in obsolete assets during fiscal 1999; these assets were fully depreciated and had no book value.

         Our principal sources of operating funds have been the proceeds of equity investments from sales of our Common Shares. See Statements of Shareholders' Equity of our Financial Statements included elsewhere in this Prospectus. On April 8, 1998, we completed the public offering of 1,750,000 newly-issued Common Shares, at a price of $5.75 per share, for gross proceeds of $10,062,500, through an offering underwritten by Brean Murray & Co., Inc. Our net proceeds, after deducting the underwriting discount and the expenses of the offering, were approximately $9,100,000.

         On April 1, 1999, we renewed our $2,000,000 Revolving Note and a Pledge Agreement with Fifth Third Bank of Northwestern Ohio, N.A. The principal amount outstanding under the note bears interest, payable monthly, at the bank's prime rate (8.75% as of February 15, 2000), is collateralized by all of our property held at the bank and, upon drawing against the line of credit, by any of our securities accounts up to the value of the loan, and is intended to be used for general corporate purposes, if necessary. We have not borrowed any money under the line of credit. The line of credit expires March 31, 2000. Before that date, the bank may, but is not obligated to, lend us such amounts as we request from time to time, up to $2,000,000 if no Event of Default exists. Events of default include failure to furnish satisfactory additional security on demand or the bank deeming itself insecure. We have no other loan commitments.

         As of November 30, 1999, we had working capital of $2,960,443, cash, cash equivalents and marketable securities of $2,257,159, total current liabilities of $761,903 and shareholders' equity of $3,682,494.

         We expect that our primary needs for liquidity in fiscal 2000 will be

         -    to fund our losses and sustain our operations, including funding
              -    marketing costs for the Cerebral Oximeter; and
              - research and development efforts related to development and testing of product-line extensions of the Cerebral Oximeter for use on newborns, other non-brain tissue applications, and enhancements to the Cerebral Oximeter and SomaSensor; and
         - for working capital, including increased accounts receivable and inventories of components and sales units to satisfy expected sales orders.

In addition, we have budgeted approximately $158,000 for capital expenditures during fiscal 2000, primarily for new demonstration equipment and manufacturing tooling for the Cerebral Oximeter and SomaSensor.

         We believe that cash, cash equivalents and marketable securities on hand at November 30, 1999 will be sufficient to sustain our operations at budgeted levels and our need for liquidity into the second quarter of fiscal 2000. If we sell 1,000,000 Common Shares to the selling shareholders pursuant to the Equity Line Agreement, based on the market prices existing as of March 21, 2000, we expect that the net proceeds of those sales will be adequate to satisfy our operating and capital requirements through April 2001. By that time we will be required to raise additional cash either through additional sales of our products, through sales of securities, by incurring indebtedness or by some combination of these alternatives. If we are unable to raise additional cash by that time, we will be required to reduce or discontinue our operations. See "Risk Factors -- We expect to need substantial additional financing to fund our operations."

         The estimated length of time current cash, cash equivalents and marketable securities will sustain our operations is based on estimates and assumptions we have made. These estimates and assumptions are subject to change as a result of actual experience. Changes in the market price or trading volume of our Common Shares could reduce the proceeds we receive for selling those Common Shares under the Equity Line Agreement, decrease the number of shares we can sell in a particular period or both. Actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop product-line extensions of the Cerebral Oximeter for use on newborns, other non-brain tissue applications, and enhancements to the Cerebral Oximeter and SomaSensor, and for working capital might be substantially greater than current estimates.

         We do not believe that product sales will be sufficient to fund our operations in fiscal 2000.

         As of November 30, 1999, we had 60,400 redeemable warrants outstanding, exercisable at $20.00 per share until July 13, 2000, and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1, 2001. These warrants were issued in our 1995 and 1996 Regulation S securities offerings. The conditions permitting us to redeem these warrants have not been met as of March 21, 2000. In addition, the placement agents and their transferees hold warrants to purchase 11,424 Common Shares exercisable at $12.50 per share until April 1, 2001, and 15,000 warrants exercisable at $14.40 per share until July 13, 2000. Also, the underwriter of the June 1997 public offering received warrants to purchase 200,000 Common Shares exercisable at $4.80 per share until May 29, 2002. In addition, the selling shareholder received warrants to purchase 200,000 Common Shares exercisable at $4.36 per share until September 3, 2005 pursuant to the Equity Line Agreement. It is unlikely that these warrants will be exercised if the exercise price exceeds the market price of the Common Shares.

         For a description of our Equity Line Agreement, see "The Equity Line Agreement."

         Our only current loan commitment is described above.

         Even if we receive additional capital, we might not be able to achieve the level of sales necessary to sustain our operations. We might not be able to obtain any funds on terms acceptable to us and at times required by us through sales of our products, sales of securities or loans in sufficient quantities. Our Independent Auditors' report contains an explanatory paragraph relating to the uncertainty concerning our ability to continue as a going concern. See "Independent Auditors Report" accompanying the Financial Statements included elsewhere in this Prospectus.

         Our ability to use our accumulated net operating loss carryforwards to offset future income, if any, for income tax purposes, is limited due to the initial public offering of our securities in March 1991. See Note 6 of Notes to Financial Statements included elsewhere in this Prospectus.

           QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

         The table below provides information about our financial instruments that are sensitive to changes in interest rates, consisting of investments in corporate bonds and other fixed income securities. For these financial instruments, the table presents principal cash flows and related weighted average interest rates by expected maturity dates. Weighted average variable rates are based on current rates. Weighted average fixed rates are based on the contract rates. The actual cash flows of all instruments are denominated in U.S. dollars. We invest our cash on hand not needed in current operations in fixed income securities generally maturing within one year from the date of acquisition.

                                                    NOVEMBER 30, 1999
                                                 EXPECTED MATURITY DATES
                             2000         2001      2002       2003      2004    THEREAFTER        TOTAL       FAIR VALUE
                             ----         ----      ----       ----      ----    ----------        -----       ----------
MARKETABLE SECURITIES:
---------------------
Short-term Debt:
Variable Rate ($)........ $1,000,006       --         --         --       --       --            $1,000,006     $833,736
Average interest rate....      9.09%      N/A        N/A        N/A      N/A      N/A                 9.09%



                                                    NOVEMBER 30, 1999
                                                 EXPECTED MATURITY DATES
                             1999         2000      2001       2002      2003    THEREAFTER        TOTAL       FAIR VALUE
                             ----         ----      ----       ----      ----    ----------        -----       ----------
MARKETABLE SECURITIES:
---------------------
Short-term Debt:
Fixed Rate ($)..........  $4,013,198       --        --         --        --         --           $4,013,198   $4,013,718
Average interest rate...       7.10%      N/A       N/A        N/A       N/A        N/A                7.10%
Variable Rate ($).......  $1,000,006       --        --         --        --         --           $1,000,006     $903,744
Average interest rate...       9.71%      N/A       N/A        N/A       N/A        N/A                 9.71%


         During fiscal 1999, we liquidated some of our investments in corporate bonds and other fixed income securities to provide cash to finance our operations. We liquidated fixed rate securities first because their market value approximated their cost.

                                    BUSINESS

THE COMPANY

         We develop, manufacture and market the INVOS(R) Cerebral Oximeter, the only non-invasive patient monitoring system commercially available in the United States that continuously measures changes in the blood oxygen level in the adult brain. We developed the Cerebral Oximeter to meet the need for information about oxygen in the brain, the organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities or death. Brain oxygen information, therefore, is important, especially in surgical procedures requiring general anesthesia and in other critical care situations with a high risk of the brain getting less oxygen than it needs. We target surgical procedures with a high risk of brain oxygen imbalances, such as heart surgeries, heart blood vessel surgeries, other blood vessel surgeries and surgeries involving elderly patients. Surgeons, anesthesiologists and other medical professionals use the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care.

         The Cerebral Oximeter is a relatively inexpensive, portable and easy-to-use monitoring system placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, intensive care units and emergency rooms. It is comprised of

         -    a portable unit including a computer and a display monitor,
         -    dual single-use, disposable sensors, called SomaSensors,
         -    proprietary software and
         -    a preamplifier cable.

SomaSensors can be placed on both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The computer uses our proprietary software to analyze information received from the SomaSensors and provides a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensors. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis because of their single-use nature. We began shipping the model 4100 Cerebral Oximeter in the first quarter of fiscal 1998. During the third quarter of fiscal 1999, we introduced our new model 5100 pediatric Cerebral Oximeter at an international trade show, and began international shipments of the model 5100 in August 1999. During the third quarter of fiscal 1999, we also submitted our 510(k) application to the FDA for the model 5100 Cerebral Oximeter, and we are awaiting FDA clearance to market the model 5100 in the United States.

         Our objective is to establish the Cerebral Oximeter as a standard of care in surgical procedures requiring general anesthesia and in other critical care situations.

MARKET OVERVIEW

INDUSTRY BACKGROUND

         The brain is the human organ least tolerant of oxygen deprivation. Without sufficient oxygen, brain damage may occur within a few minutes, which can result in paralysis, severe and complex disabilities, or death. Undetected brain hypoxia, which is the insufficiency of oxygen delivery, and ischemia, which is tissue oxygen starvation due to the obstruction of the inflow of arterial blood, are common causes of brain damage and death during and after many surgical procedures and in other critical care situations. A December 1996 article in The New England Journal of Medicine and a March 1998 article in The Lancet reported separately on the results of multi-center studies involving surgeries. The New England Journal of Medicine article concluded that adverse cerebral outcomes after coronary artery bypass graft surgery are relatively common and serious and are associated with substantial increases in death, length of hospitalization and use of intermediate- or long-term care facilities. Adverse cerebral outcomes occurred in 6.1% of the patients included in the study. The Lancet article reported that approximately 26% of patients over age 60 who had major abdominal or orthopedic surgery under general anesthesia experienced a neurological injury. Additional studies have estimated that a higher percentage of patients experience some neurological decline after heart surgery and that insufficient oxygen delivery to the brain is a frequent cause of this problem. The Lancet article reported that injured patients require more assistance with everyday actions, and The New England Journal of Medicine article further concluded that new diagnostic and therapeutic strategies must be developed to lessen these injuries.

         Oxygen is carried to the brain by hemoglobin in the blood. Hemoglobin passes through the lungs, bonds with oxygen and is pumped by the heart through arteries and capillaries to the brain. Brain cells extract the oxygen and the blood carries away carbon dioxide through the capillaries and veins back to the lungs. Brain oxygen imbalances can be caused by several factors, including changes in oxygen saturation, which is the percentage of hemoglobin contained in a given amount of blood which carries oxygen, in the arteries, blood flow to the brain, hemoglobin concentration and oxygen consumption by the brain.

         Brain oxygen information is important in surgical procedures requiring general anesthesia, in other critical care situations with a high risk of brain oxygen imbalances, as well as in the treatment of patients with head injuries or strokes. These procedures include

         -    heart surgeries,
         -    heart blood vessel surgeries,
         -    other blood vessel surgeries,
         -    surgeries involving elderly patients,
         -    any neurosurgery,
         -    major surgeries involving the neck,
         -    transplant surgeries,
         - treatment of patients with diseases resulting from high blood pressure,
         -    lung problems,
         - head, organ or heart injuries, and - treatment of patients suffering from strokes.

These patients are most commonly found in operating rooms as well as in the other critical care areas of hospitals, especially recovery rooms, intensive care units and emergency rooms. We believe that medical professionals need immediate and continuous information about changes in the oxygen levels in the blood in the brain to identify brain oxygen imbalances. After they are alerted to these imbalances, medical professionals have the information to take corrective action through the introduction of medications, anesthetic agents or mechanical intervention, potentially improving patient outcome and reducing the costs of care. Immediate and continuous information about changes in brain oxygen levels also provides immediate feedback regarding the adequacy of the selected therapy. Equally important, without information about brain oxygen levels, therapy that may not be necessary might be initiated to assure adequate brain oxygen levels. Unnecessary therapy can have an adverse impact on patient safety and increase hospital costs.

         A 1999 independent industry report estimates that there are approximately 60,000 operating rooms worldwide performing approximately 50 million surgeries involving general anesthesia every year. Industry sources estimate that, in 1993, there were more than 4.4 million surgeries involving the heart or the blood vessels around the heart in the United States. Such surgeries include more than 600,000 open heart surgeries and 89,000 carotid endarterectomies, which is the removal of blockage in the artery.

         Currently, several different methods are used to detect one or more of the factors affecting brain oxygen levels or the effects of brain oxygen imbalances. These methods include

         -    invasive jugular bulb catheter monitoring,
         -    transcranial Doppler,
         -    electroencephalograms, or EEGs,
         -    intracranial pressure monitoring, and
         -    neurological examination.

These methods have not been widely adopted to monitor brain oxygen levels in critical care situations for a variety of reasons. The use of any of these methods is limited because it is either

         -    expensive,
         -    difficult or impractical to use as a brain monitor,
         -    invasive,
         - not available under some circumstances, such as when the patient is unconscious or has suppressed neural activity,
         - not able to measure all of the factors that may affect brain oxygen imbalances,
         -    not organ specific,
         -    not able to provide continuous information, or
         -    able to measure only the effects of brain oxygen imbalances.

         Arterial oxygen saturation is only one of the factors that can affect oxygen imbalances in the brain. Pulse oximetry measures oxygen saturation in the arteries. It is non-invasive, uses optical spectroscopy and has become a standard of care for measuring arterial oxygen saturation in critical care situations. However, pulse oximeters require a strong pulse, making them unavailable during bypass surgeries, surgeries involving induced hypothermia or any other time the patient does not have a strong peripheral pulse. Pulse oximeters provide information about the oxygen saturation of the arteries in a finger or earlobe, not oxygen imbalances in the brain. Changes in the oxygen balance in the brain may not have any affect on the oxygen levels in a finger or earlobe. For example, a blocked artery to the brain would affect oxygen in the brain, but would not affect the amount of oxygen in the arteries in the finger.

         The Cerebral Oximeter is the only non-invasive monitoring system commercially available in the United States that provides continuous information about changes in the blood oxygen level in the adult brain. It is easy to use and relatively inexpensive and provides medical professionals with new information to help them identify brain oxygen imbalances. This information may help medical professionals intervene in a timely manner to correct brain oxygen imbalances, provide feedback regarding the adequacy of the selected therapy and provide medical professionals with additional assurance when they make decisions regarding the need for therapy, thereby potentially improving patient outcome and reducing the cost of care.

MARKET TRENDS

         We believe the market for our products is driven by the following market trends:

         Less Invasive Medical Procedures. We believe there is a trend toward less invasive medical procedures. Notable examples include laparoscopic procedures in general surgery and arthroscopic procedures in orthopedic surgery. Such procedures are designed to reduce trauma, thereby decreasing complications, reducing pain and suffering, speeding recovery and decreasing costs associated with patient care. We also believe that there is a trend to minimize invasive procedures relating to the brain to increase the safety of patients and medical professionals, reduce recovery time and minimize costs.

         Demand to Reduce Health Care Costs. Hospitals in the United States are increasingly faced with direct economic incentives to control health care costs through improved labor productivity, shortened hospital stays and more selective performance of medical procedures and use of facilities and equipment. Hospitals often receive a fixed fee from Medicare, managed care organizations and private insurers based on the disease diagnosed, rather than based on the services actually performed. Therefore, hospitals are increasingly focused on avoiding unexpected costs, such as those associated with increased hospital stays resulting from patients with brain damage or other adverse outcomes following surgery. This focus on avoiding unexpected costs is especially pronounced in the operating room and other hospital critical care areas due to their high operating costs. The economic and human costs of brain damage can be tremendous. Even short extensions of hospital stays resulting from brain damage can be expensive. In addition, over-treating a patient as a result of lack of knowledge about brain oxygen levels can result in unnecessary costs.

         Organ-Specific Monitoring; Current Emphasis on the Brain. We believe that physicians and hospitals are increasingly interested in monitoring the status of specific organs in the body, especially the brain. We also believe there is an increased interest in understanding how the brain functions and in finding ways to prevent injury to the brain and finding cures to diseases affecting the brain. We believe that this interest has led to a greater focus on monitoring the brain, both to determine how it functions and to monitor the effects of various actions on the brain.

         Aging Population. According to the Administration on Aging, United States Department of Health and Human Services, approximately 33.5 million persons in the United States were age 65 or older in 1995, representing 13% of the population. The number of Americans age 65 or older increased by approximately 2.3 million, or 7%, between 1990 and 1995, compared to an increase of 5% for the under-65 population. The Administration on Aging predicts that the number of Americans age 65 or older will increase to approximately 34.7 million by the year 2000 and to approximately 53.2 million by the year 2020. We believe that older patients require a higher level of medical care using more procedures in which the patient or the procedure involves a risk of brain oxygen imbalances. Medical and surgical procedure growth rate has remained steady recently, and industry analysts expect this trend to continue.

BUSINESS STRATEGY

         Our objective is to establish the Cerebral Oximeter as a standard of care in surgical procedures requiring general anesthesia and in other critical care situations. Key elements of our strategy are as follows:

         Target Surgical Procedures With a High Risk of Brain Oxygen Imbalances. We target surgical procedures with a high risk of brain oxygen imbalances, such as heart surgeries, heart blood vessel surgeries, other blood vessel surgeries and surgeries involving elderly patients. We believe that the medical professionals involved in these surgeries are the most aware of the risks of brain damage resulting from brain oxygen imbalances. Therefore, we believe that it will be easier to demonstrate the clinical benefits of the Cerebral Oximeter and potentially gain market acceptance for our products in connection with these surgeries.

         Demonstrate Clinical Benefits and Promote Acceptance of the Cerebral Oximeter. We sponsor clinical studies using the Cerebral Oximeter to provide additional evidence of its benefits. We use the resulting publication of any favorable peer-reviewed papers to help convince the medical community of the clinical benefits of the Cerebral Oximeter. We also promote acceptance of the Cerebral Oximeter in the medical community by encouraging surgeons, anesthesiologists and nurses in leading hospitals, whose opinions and practices we believe are valued by other hospitals and physicians, to use the Cerebral Oximeter on a trial basis. We believe that successful evaluations of the Cerebral Oximeter by these medical professionals will accelerate the acceptance of the Cerebral Oximeter by other medical professionals. We are sponsoring discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

         Invest in Marketing and Sales Activities. We have established a distribution network consisting of our direct sales employees and distributors. We invest in our marketing and sales efforts to increase the medical community's exposure to our INVOS technology and the Cerebral Oximeter, including continued participation in trade shows and medical conferences, and ongoing product evaluations. We are aggressively marketing our products through our existing sales force and we leverage our sales resources through the use of our distributors, including Nellcor Puritan Bennett Export, Inc. in Europe and Baxter Limited in Japan.

         Develop Additional Applications of the Cerebral Oximeter. We have filed a 510(k) application with the FDA to market a product-line extension of the Cerebral Oximeter for use on children in the United States. We are also in the process of developing product-line extensions of the Cerebral Oximeter for use on newborns and in other non-brain tissue applications. We believe that these natural extensions of our existing products will increase the market for the Cerebral Oximeter without the more significant development efforts required for entirely new products. Research conducted on children has resulted in a SomaSensor that can fit smaller heads. We believe that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements and are less tolerant of painful skin punctures and infections.

         License Our Technology to Medical Device Manufacturers. We plan to license our Cerebral Oximeter technology to other medical device manufacturers to expand the installed base of Cerebral Oximeters and increase the demand for SomaSensors. Such a license might be made to a company interested in incorporating the Cerebral

Oximeter into a multi-function monitor. We believe that such an arrangement could provide another distribution channel for our Cerebral Oximeter. We, however, have no current commitments for any such licenses.

PRODUCTS AND TECHNOLOGY

THE CEREBRAL OXIMETER

         Our Cerebral Oximeter is the only non-invasive patient monitoring system commercially available in the United States that provides continuous information about changes in the blood oxygen level in the adult brain. It is a portable and easy-to-use monitoring system that is placed at a patient's bedside in hospital critical care areas, especially operating rooms, recovery rooms, ICUs and emergency rooms. Surgeons, anesthesiologists and other medical professionals use the information provided by the Cerebral Oximeter to identify brain oxygen imbalances and take corrective action, potentially improving patient outcome and reducing the cost of care. Once the cause of a cerebral oxygen imbalance is identified and therapy is initiated, the Cerebral Oximeter provides immediate feedback regarding the adequacy of the selected therapy. It can also provide medical professionals with an additional level of assurance when they make decisions regarding the need for therapy.

         Unlike some existing monitoring methods, the Cerebral Oximeter functions even when the patient is unconscious, lacks a strong peripheral pulse or has suppressed neural activity. The measurement made by the Cerebral Oximeter is dominated by the blood in the veins. Therefore, it responds to the changes in factors that affect the balance between cerebral oxygen supply and demand, including changes in arterial oxygen saturation, cerebral blood flow, hemoglobin concentration and cerebral oxygen consumption. The Cerebral Oximeter responds to global changes in brain oxygen levels and to events that affect the brain oxygen levels in the region beneath the SomaSensor.

         The Cerebral Oximeter monitoring system is comprised of

         -    a portable unit including a computer and a display monitor,
         -    dual single-use, disposable sensors, called SomaSensors,
         -    proprietary software and
         -    a preamplifier cable.

SomaSensors can be placed on both sides of a patient's forehead to offer bi-lateral monitoring and are connected to the computer through the preamplifier cable. The SomaSensors continuously transmit and receive predetermined wavelengths of light sent through the scalp, muscle and skull into the brain tissue. The computer receives the information about the intensity of the light scattered by the blood and tissue in the area being monitored. The computer uses our proprietary software to analyze this information and provide a continuous digital and trend display on the monitor of an index of the oxygen saturation in the area of the brain under the SomaSensors.

         The portable unit includes menus that make it easy for users to set high and low audible alarms, customize the display and retrieve data. Single-function keys provide a convenient means to turn on the Cerebral Oximeter, silence alarms, mark important events and print results that can be stored for up to 24 hours and retrieved by a variety of standard, commercially-available printers. The model 4100 Cerebral Oximeter measures approximately 9 inches wide, 8 inches high, and 8 inches deep and weighs approximately 15 pounds; the model 5100 has the same dimensions.

         The suggested list prices for the model 4100 Cerebral Oximeter and the SomaSensor in the United States are $15,995 and $40.00, respectively. Users of the Cerebral Oximeter will be required to purchase disposable SomaSensors on a regular basis. The SomaSensor may only be used once because after one use it may become contaminated and we do not warrant its effectiveness after one use. We provide a one-year warranty on the Cerebral Oximeter, which we will satisfy by repairing or exchanging those units in need of repair. We also offer maintenance agreements and service for the Cerebral Oximeter for a fee after the warranty expires.

         The following table summarizes the principal features and related benefits of the Cerebral Oximeter:

               FEATURES                                      BENEFITS
------------------------------------     --------------------------------------------------
    FDA-cleared                              - Access to United States and certain foreign markets
    Non-invasive                             - Consistent with market trend toward less invasive medical procedures
                                             - No risk to patients and medical professionals
                                             - No added patient recovery costs
    Continuous Information                   - Immediate information regarding brain oxygen imbalances
                                             - Real-time guide to therapeutic interventions
    New Organ-Specific Information           - Provides information about oxygen imbalances in both sides of the brain
    Relatively Inexpensive                   - Low cost relative to other brain monitors and medical
                                               devices
                                             - Small portion of the cost of the procedures in which it is used
                                             - New information can potentially improve patient outcome and reduce the cost of care
    Easy-to-Use                              - Does not require a trained technician to operate or interpret
                                             - Automatic SomaSensor calibration
                                             - Simple user interface and controls
                                             - Audible alarm limits
    Effective in Difficult Circumstances
                                             - Provides information when the patient is unconscious, lacks a strong peripheral pulse or has suppressed neural activity, specifically during cardiac arrest, hypothermia,
                                               hypertension, hypotension and hypovolemia
                                             - Indicates oxygen imbalances in the brain, not just blood flow, oxygenation of the arteries or the effects of
                                               imbalances
    Portable                                 - Placed at patient's bedside

OPTICAL SPECTROSCOPY TECHNOLOGY

         Our proprietary In Vivo Optical Spectroscopy, or INVOS, technology is based primarily on the physics of optical spectroscopy. Optical spectroscopy is the interpretation of the interaction between matter and light. Spectrometers and spectrophotometers function primarily by shining light through matter and measuring the extent to which the light is transmitted through, or scattered or absorbed by, the matter. Physicians and scientists can use spectrophotometers to examine human blood and tissue. Although most human tissue is opaque to ordinary light, some wavelengths penetrate tissue more easily than others. Therefore, by shining appropriate wavelengths of light into the body and measuring its transmission, scattering and absorption, or a combination, physicians can obtain information about the matter under analysis. Optical spectroscopy generates no ionizing radiation and produces no known hazardous effects.

         Optical spectroscopy was first used clinically in the 1940s at the Sloan-Kettering Institute for cancer research. The pulse oximeter uses optical spectroscopy to determine the oxygen saturation of the blood in the arteries in peripheral tissue, such as in a finger or an earlobe. By identifying the hemoglobin and the oxygenated hemoglobin and measuring the relative amounts of each, oxygen saturation of hemoglobin can be measured. However, optical spectroscopy was generally not useful when the substances to be measured were surrounded by, were behind, or were near bone, muscle or other tissue, because they produce extraneous data that interferes with analysis of the data from the area being examined.

INVOS TECHNOLOGY

         The Cerebral Oximeter is based on our INVOS technology. In 1982, we began developing a spectroscopic instrument to measure breast tissue abnormalities. Our first product, the Somanetics INVOS 2100 System, used the same INVOS technology as the Cerebral Oximeter. Later, we began analyzing the use of INVOS technology to measure changes in cellular metabolism in the brain. Early studies conducted with the Henry Ford Neurosurgical Institute demonstrated the ability of our INVOS technology to make measurements that were highly correlated to controlled changes in animal brain cell metabolism. In 1988, we began clinical studies of the Cerebral Oximeter on human patients in operating rooms, emergency rooms and Intensive care units at Henry Ford Hospital and later at Bowman Gray School of Medicine and Mount Sinai Medical Center.

         Like other applications of optical spectroscopy, INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. It measures the composition of substances by detecting the effect they have on light. The INVOS technology measurement is made by transmitting low-intensity visible and near-infrared light through a portion of the body and detecting the manner in which the molecules of the exposed substance interact with light at specific wavelengths. INVOS technology detects this interaction by measuring the intensity of the various wavelengths of light received by light sensors. By measuring the effect on specific wavelengths of light caused by oxygenated hemoglobin contained in blood in the region of the brain being monitored, the Cerebral Oximeter can monitor changes in the approximate oxygen saturation of the hemoglobin in that region of the brain.

         We have developed a method of reducing extraneous spectroscopic data caused by surrounding bone, muscle and other tissue. This method allows us to gather information about portions of the body that previously could not be analyzed using traditional optical spectroscopy. The dual detector design of the SomaSensor enables us to measure scattered light intensities from the intermediate tissues of skin, muscle and skull in a separate process. Each SomaSensor contains two light detectors and a light source. While both detectors receive similar information about the tissue outside the brain, the detector further from the light source detects light that has penetrated deeper into the brain, and, therefore, receives more information specific to the brain than does the detector closer to the light source. By subtracting the two measurements, INVOS technology is able to suppress the influence of the tissues outside the brain to provide a measurement of changes in brain oxygen saturation.

RESEARCH AND DEVELOPMENT

         We are currently focusing our research and development efforts on product-line extensions of the Cerebral Oximeter for use on newborns, other non-brain tissue applications, and enhancements to the Cerebral Oximeter and SomaSensor. We are currently awaiting FDA clearance to market the Cerebral Oximeter for use on children in the United States, and have redesigned the SomaSensor for use on smaller heads. We believe that non-invasive monitoring is especially important in this patient population, as they generally have lower oxygen reserves than adults, have less blood volume from which to make invasive blood gas measurements, and are less tolerant of painful skin punctures and infections.

         During fiscal years 1999, 1998 and 1997 we spent $598,348, $664,874 and $736,427, respectively, on research, development and engineering. Effective April 28, 1999, we terminated our consulting order with NeuroPhysics Corporation, except for general consulting which terminated in February 2000, because of the cost to pursue their new products.

MARKETING, SALES AND DISTRIBUTION

MARKETING

         The Cerebral Oximeter is for use on patients at risk of brain oxygen imbalances. These patients are most commonly found in operating rooms undergoing general anesthesia for various surgical procedures as well as in the other critical care areas of hospitals, especially recovery rooms, intensive care units and emergency rooms. After the Cerebral Oximeter is accepted in hospitals, future markets might include free-standing operating rooms, clinics, ambulances and nursing homes.

         We market the Cerebral Oximeter primarily to cardiac, cardiovascular and vascular surgeons, neurosurgeons and anesthesiologists. We believe that these specialists are the medical professionals most aware of the risks of brain damage resulting from brain oxygen imbalances. We and our distributors have concentrated our sales efforts on the major teaching hospitals in the United States and selected foreign markets in which we have commenced commercial sales and on other large United States hospitals, especially those we consider opinion leaders. In addition, we sponsor discussions among physicians who have used the Cerebral Oximeter about its clinical benefits.

         We believe that favorable peer review is a key element to a product's success in the medical equipment industry. Accordingly, we support clinical research programs with third-party clinicians and researchers intended to demonstrate the need for the Cerebral Oximeter and its clinical benefits with the specific objective of publishing the results in peer-reviewed journals. The research consists primarily of comparing the measurements obtained from the Cerebral Oximeter to the data obtained from existing diagnostic methods, including EEG, transcranial Doppler and invasive jugular bulb catheter monitoring, or reports of the results of the use of the Cerebral Oximeter in various procedures. We attend trade shows and medical conferences to introduce and promote the Cerebral Oximeter and to meet medical professionals with an interest in submitting peer-reviewed papers to appropriate medical journals and to major national meetings. In fiscal year 1999, a total of 52 presentations concerning the Cerebral Oximeter were made at 31 meetings, 17 articles mentioning the Cerebral Oximeter were published in peer-reviewed journals, and 20 abstracts mentioning the Cerebral Oximeter were published. Some of these presentations contained the same subject matter as other presentations, articles or abstracts. Also, in May 1999, at the University of Chicago Charles Huggins Annual Research Conference, a researcher received the first place award for research related to cerebral oximetry.

SALES AND DISTRIBUTION

         We sell the Cerebral Oximeter through our direct sales force and independent distributors. In the United States, we sell the Cerebral Oximeter through our 12 direct salespersons and five clinical specialists covering 50 states exclusively. Our sales compensation and incentive plans are designed to motivate our direct sales force by making half of their targeted compensation dependent on meeting targeted sales levels. We believe that the minimum selling cycle for new medical devices is approximately six to nine months.

         Internationally, we have distribution agreements with 11 independent distributors covering 65 countries for the model 4100 Cerebral Oximeter; including Nellcor Puritan Bennet Export, Inc. in Europe and Baxter Limited in Japan. Two of these distributors will be terminated within the next year and one more distributor within the next two years in conjunction with our recently announced exclusive distributor agreement with Nellcor Puritan Bennett Export, Inc., a wholly-owned subsidiary of Mallinckrodt, Inc. Our agreement with Nellcor Puritan Bennett Export, Inc. covers 33 countries for the model 4100 and model 5100 Cerebral Oximeters. In March 1995, we engaged Baxter Limited as our exclusive distributor in Japan. In January 1999, the Japanese Ministry of Health and Welfare licensed Baxter Limited to market the INVOS 4100 Cerebral Oximeter in Japan.

         During fiscal 1998, we began a no-cap sales program whereby we ship the model 4100 Cerebral Oximeter to the customer at no charge, and the customer agrees to purchase a minimum quantity of SomaSensors, on a monthly basis, at a premium, for a stated period of time.

         We did not have any backlog of firm orders as of January 20, 2000 or as of January 20, 1999.

         For a description of sales to major customers, see Note 10 of Notes to Financial Statements included elsewhere in this Prospectus. Our distributor in Japan was our largest customer in fiscal 1999 and 1997. We are dependent on our sales to Nellcor Puritan Bennet Export, Inc. in Europe and Baxter Limited in Japan, and the loss of either of them as a customer would have an adverse effect on our business, financial condition and results of operations.

         Our export sales were approximately $1,632,000 for the fiscal year ended November 30, 1999, $959,000 for the fiscal year ended November 30, 1998 and $689,000 for the fiscal year ended November 30, 1997. See Note 10 of Notes to Financial Statements. For a description of the breakdown of sales between model 5100 Cerebral Oximeters, model 4100 Cerebral Oximeters, model 3100A Cerebral Oximeters, model 4100 exchanges and refurbished model 3100 Cerebral Oximeters, and SomaSensors, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

MANUFACTURING

         We assemble the Cerebral Oximeter in our facilities in Troy, Michigan, from components purchased from outside suppliers. We assemble the Cerebral Oximeter to control its quality and costs and to permit us to make changes to the Cerebral Oximeter faster than we could if third-parties assembled it. We believe that each component is generally available from several potential suppliers. The SomaSensor, the printed circuit boards, other mechanical components and the unit enclosure are the primary components that must be manufactured according to specifications provided by us. Although we are currently dependent on one manufacturer of the SomaSensor, we believe that several potential suppliers are available to assemble the components of the Cerebral Oximeter. We would, however, require approximately three to four months to change SomaSensor suppliers. We do not currently intend to manufacture on a commercial scale the disposable SomaSensor or the components of the Cerebral Oximeter.

         On June 11, 1998, we received ISO 9001 certification and met the requirements under the European Medical Device Directive to use the CE Mark, thereby allowing us to continue to market our products in the European Economic Community.

COMPETITION

         We do not believe there is currently any direct commercial competition for the Cerebral Oximeter. We believe, however, that the market for cerebral oximetry products is in the early stages of its development and, if it develops, might become highly competitive. We are aware of foreign companies that have sold products relating to cerebral metabolism monitoring for research or evaluation.

         The medical products industry is characterized by intense competition and extensive research and development. Other companies and individuals are engaged in research and development of non-invasive cerebral oximeters, and we believe there are many other potential entrants into the market. Some of these potential competitors have well established reputations, customer relationships and marketing, distribution and service networks, and have substantially longer histories in the medical products industry, larger product lines and greater financial, technical, manufacturing, research and development and management resources than ours. Many of these potential competitors have long-term product supply relationships with our potential customers. These potential competitors might develop products that are at least as reliable and effective as our products, that make additional measurements, or that are less costly than our products. These potential competitors might be more successful than we are in manufacturing and marketing their products and might be able to take advantage of the significant time and effort we have invested to gain medical acceptance of cerebral oximetry. In addition, one patent issued to an unaffiliated third party and relating to cerebral oximetry expired in 1999, two patents issued to an unaffiliated third party and relating to cerebral oximetry expired in 1998, and two patents issued to an unaffiliated third party and relating to cerebral oximetry will expire in 2000. These expiring patents will make that technology generally available and potentially help the development of competing products. See "Market Overview."

         We also compete indirectly with the numerous companies that sell various types of medical equipment to hospitals for the limited amount of funding allocated to capital equipment in hospital budgets. The market for medical products is subject to rapid change due to an increasingly competitive, cost-conscious environment and to government programs intended to reduce the cost of medical care. Many of these manufacturers of medical equipment are large, well-established companies whose resources, reputations and ability to leverage existing customer relationships might give them a competitive advantage over us. Our products and technology also compete indirectly with many other methods currently used to measure blood oxygen levels or the effects of low blood oxygen levels.

         We believe that a manufacturer's reputation for producing accurate, reliable and technically advanced products, references from users, features (speed, safety, ease of use, patient convenience and range of applicability), product effectiveness and price are the principal competitive factors in the medical products industry.

PROPRIETARY RIGHTS INFORMATION

         We have fifteen United States patents and fifteen patents in various foreign countries. Our patents basically cover methods and apparatus for introducing light into a body part and receiving, measuring and analyzing the resulting light and its interaction with tissue. These methods also involve receiving, measuring and analyzing the light transmissivity of various body parts of a single subject, as well as of body parts of different subjects, which provides a standard against which a single subject can be compared. Although we believe that one or more of our issued patents cover some of the underlying technology used in the Cerebral Oximeter, only ten of the issued patents expressly refer to examination of the brain or developments involving the Cerebral Oximeter.

         Our initial United States patent, covering the in vivo tissue examination technology developed in conjunction with the INVOS 2100 and its predecessor, the SOMA 100, was allowed and issued in 1986 and will expire on October 14, 2003. The corresponding Canadian patent was issued in 1987, the corresponding European Community patent was issued in 1990, with related patents issued in the ten Western European countries that were then member states, and the corresponding Japanese patent was issued in 1991. Our fourteen additional United States patents expire on various dates from February 2005 to December 2014. We also have three patent applications pending in the United States and a number of patent applications in various foreign countries with respect to other aspects of our technology relating to the interaction of light with tissue.

         Many other patents have previously been issued to third parties involving optical spectroscopy and the interaction of light with tissue, some of which relate to the use of optical spectroscopy in the area of brain metabolism monitoring, the primary use of the Cerebral Oximeter. No patent infringement claims have been asserted against us.

         In addition to our patent rights, we have obtained United States Trademark registrations for our trademarks "SOMANETICS," "SOMAGRAM," "INVOS," "SOMASENSOR" and "WINDOW TO THE BRAIN." We have also obtained registrations of our basic mark, "SOMANETICS," in thirteen foreign countries.

         We also rely on trade secret, copyright and other laws and on confidentiality agreements to protect our technology, but we believe that neither our patents nor other legal rights will necessarily prevent third parties from developing or using similar or related technology to compete against our products. Moreover, our technology primarily represents improvements or adaptations of known optical spectroscopy technology, which might be duplicated or discovered through our patents, reverse engineering or both.

GOVERNMENT REGULATION

         The testing, manufacture and sale of our products are subject to regulation by numerous governmental authorities, principally the FDA and corresponding state and foreign agencies. Pursuant to the Federal Food, Drug, and Cosmetic Act, and the related regulations, the FDA regulates the preclinical and clinical testing, manufacture, labeling, distribution and promotion of medical devices. If we do not comply with applicable requirements, we can be subject to, among other things,

         -    fines,
         -    injunctions,
         -    civil penalties,
         -    recall or seizure of products,
         -    total or partial suspension of production,
         - failure of the government to gant premarket clearance or premarket approval for devices,
         -    withdrawal of marketing clearances or approvals and
         -    criminal prosecution.

         A medical device may be marketed in the United States only if the FDA gives prior authorization, unless it is subject to a specific exemption. Devices classified by the FDA as posing less risk than class III devices are categorized as class I or II and are eligible to seek "510(k) clearance." Such clearance generally is granted when submitted information establishes that a proposed device is "substantially equivalent" in intended use to a class I or II device already legally on the market or to a "preamendment" class III device, which is one that has been in commercial distribution since before May 28, 1976, for which the FDA has not called for PMA applications, which are defined below. In recent years, the FDA has been requiring a more rigorous demonstration of substantial equivalence than in the past, including requiring clinical trial data in many cases. For any devices that are cleared through the 510(k) process, modifications or enhancements that could significantly affect safety or effectiveness, or constitute a major change in the intended use of the device, will require new 510(k) submissions. We believe that it now usually takes from three to six months from the date of submission to obtain 510(k) clearance, but it can take substantially longer. We cannot assure you that any of our devices or device modifications will receive 510(k) clearance in a timely fashion, or at all. The Cerebral Oximeter has been categorized as a class II device.

         A device requiring prior marketing authorization that does not qualify for 510(k) clearance is categorized as class III, which is reserved for devices classified by FDA as posing the greatest risk, such as life-sustaining, life-supporting or implantable devices, or devices that are not substantially equivalent to a legally marketed class I or class II device. A class III device generally must receive approval of a premarket approval, or PMA, application, which requires proving the safety and effectiveness of the device to the FDA. The process of obtaining PMA approval is expensive and uncertain. We believe that is usually takes from one to three years after filing, but it can take longer.

         If human clinical trials of a device are required, whether for a 510(k) or a PMA application, and the device presents a "significant risk," the sponsor of the trial, which is usually the manufacturer or the distributor of the device, will have to file an investigational device exemption, or IDE, application before beginning human clinical trials. The IDE application must be supported by data, typically including the results of animal and laboratory testing. If the IDE application is approved by the FDA and one or more appropriate Institutional Review Boards, or IRBs,, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a "nonsignificant risk" to the patient, a sponsor may begin the clinical trial after obtaining approval for the study by the IRB at each clinical site without the need for FDA approval.

         In June 1992, we received 510(k) clearance from the FDA to market the Cerebral Oximeter in the United States for use on adults. We began commercial shipments of Cerebral Oximeters and SomaSensors in May 1993. In November 1993, we received notification that the FDA had rescinded our 510(k) clearance to market the Cerebral Oximeter. As a result, all commercial sales of our product were suspended. In February 1994, we resumed marketing our product in several foreign countries. In June 1996, we received 510(k) clearance from the FDA to market the Cerebral Oximeter, including the SomaSensor, in the United States. In October 1997, we obtained FDA clearance for new advances in our INVOS technology that are incorporated in our model 4100 Cerebral Oximeter. We introduced the model 4100 Cerebral Oximeter in October 1997 and began shipments in the first quarter of fiscal 1998. In August 1999, we submitted our 510(k) application to the FDA for the model 5100 Cerebral Oximeter, and we are awaiting FDA clearance to market the model 5100 in the United States.

         In October 1997, we obtained FDA clearance for advances in our INVOS technology that are incorporated in our model 4100 Cerebral Oximeter. We made additional changes to the model 3100A Cerebral Oximeter that resulted in the model 4100 Cerebral Oximeter and we have made additional changes to the SomaSensor. We do not believe that these changes affect the safety or efficacy of the Cerebral Oximeter or the SomaSensor and, therefore, we believe that these changes do not require the submission of a new 510(k) notice. The FDA, however, could disagree with our determination not to submit a new 510(k) notice for the model 4100 Cerebral Oximeter or SomaSensor and could require us to submit a new 510(k) notice for any changes made to the device. If the FDA requires us to submit a new 510(k) notice for our model 4100 Cerebral Oximeter or SomaSensor or for any device modification, we might be prohibited from marketing the modified device until the 510(k) notice is cleared by the FDA.

         Any devices we manufacture or distribute pursuant to FDA clearances or approvals are subject to pervasive and continuing regulation by the FDA and some state agencies. Manufacturers of medical devices marketed in the United States must comply with detailed Quality System Regulation, or QSR, requirements, which include testing, control, documentation and other quality assurance procedures. Manufacturers must also comply with Medical Device Reporting requirements. These requirements require a manufacturer to report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in some circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits marketing approved medical devices for unapproved uses.

         We are subject to routine inspection by the FDA and some state agencies for compliance with QSR requirements and other applicable regulations. Our most recent FDA QSR inspection occurred in May 1997. We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances.

         If any of our current or future FDA clearances or approvals are rescinded or denied, sales of our applicable products in the United States would be prohibited during the period we do not have such clearances or approvals. In such cases we would consider shipping the product internationally and/or assembling it overseas if permissible and if we determine such product to be ready for commercial shipment. The FDA's current policy is that a medical device that is not in commercial distribution in the United States, but which needs 510(k) clearance to be commercially distributed in the United States, can be exported without submitting an export request and prior FDA clearance provided that

         - the company believes the device can be found to be substantially equivalent through a 510(k) submission,
         -    the device is labeled and intended for export only,
         -    the device meets the specifications of the foreign purchaser and
         - other conditions of the export provisions of the Food, Drug and Cosmetic Act have been met.

We are relying on this exemption for our current international sales of the model 5100 Cerebral Oximeter.

         Congress enacted the FDA Modernization Act of 1997. This law is intended to make the regulatory process more consistent and efficient. It is too early to determine whether, or how, these new requirements will affect us.

SEASONALITY

         Our business is seasonal. Our third quarter sales have typically been lower, compared to other fiscal quarters, principally because the fiscal quarter coincides with the summer vacation season, especially in Europe, the United States and Japan.

INSURANCE

         Because the Cerebral Oximeter is intended to be used in hospital critical care units with patients who may be seriously ill or may be undergoing dangerous procedures, we might be exposed to serious potential products liability claims. We have obtained products liability insurance with a liability limit of $2,000,000. We also maintain coverage for property damage or loss, general liability, business interruption, travel-accident, directors' and officers' liability and workers' compensation. We do not maintain key-man life insurance.

EMPLOYEES

         As of March 21, 2000, we employed 40 full-time individuals, including 18 in sales and marketing, five in research and development, eight in general and administration and nine in manufacturing, quality and service, and one part-time employee. We also use two consultants. We believe that our future success is dependent, in large part, on our ability to attract and retain highly qualified managerial, marketing and technical personnel. Our employees are not represented by a union or subject to a collective bargaining agreement. We believe that our relations with our current employees are good.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

         We are located in Troy, Michigan and have no other locations. Our export sales were approximately $1,632,000 for the fiscal year ended November 30, 1999, $959,000 for the fiscal year ended November 30, 1998 and $689,000 for the fiscal year ended November 30, 1997, including $923,000, $103,000, and $336,000 to Baxter Limited, our distributor in Japan. See Note 10 of Notes to Financial Statements included elsewhere in this Prospectus.

PROPERTIES

         We lease 23,392 square feet of office, manufacturing and warehouse space in Troy, Michigan. Approximately 12,000 square feet is office space for sales and marketing, engineering, accounting and other administrative activities. The lease agreement was extended in fiscal 1999, with the extension commencing January 1, 2000 and expiring December 31, 2000. The minimum monthly lease payment for the extended term is approximately $14,700, excluding other occupancy costs. We believe that, depending on sales of the Cerebral Oximeter, our current facility is more than suitable and adequate for our current needs, including our assembly of the Cerebral Oximeter and conducting our operations in compliance with prescribed FDA QSR guidelines, and will allow for substantial expansion of our business and number of employees.

LEGAL PROCEEDINGS

         We are not a party to any pending legal proceedings.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         Our executive officers and directors as of March 21, 2000 are as follows:

NAME                                             AGE      POSITION
----                                             ---      --------
Bruce J. Barrett                                 40       President, Chief Executive Officer and a Director
Richard S. Scheuing                              44       Vice President, Research and Development
Mary Ann Victor                                  42       Vice President, Communications and Administration
                                                          and Secretary
Ronald A. Widman                                 49       Vice President, Medical Affairs
Pamela A. Winters                                41       Vice President, Operations
Dr. James I. Ausman                              62       Director
Daniel S. Follis                                 62       Director
Robert R. Henry (1)                              59       Director
A. Brean Murray                                  62       Director
H. Raymond Wallace (1)                           64       Chairman of the Board

--------------------
(1) Member of the Compensation Committee and Member of the Audit Committee.

         Bruce J. Barrett. Mr. Barrett has served as our President and Chief Executive Officer and as one of our directors since June 1994. Mr. Barrett previously served, from June 1993 until May 1994, as the Director, Hospital Products Division for Abbott Laboratories, Ltd., a health care equipment manufacturer and distributor, and from September 1989 until May 1993, as the Director, Sales and Marketing for Abbott Critical Care Systems, a division of Abbott Laboratories, Inc., a health care equipment manufacturer and distributor. While at Abbott Critical Care Systems, Mr. Barrett managed Abbott's invasive oximetry products for approximately four years. From September 1981 until June 1987, he served as the group product manager of hemodynamic monitoring products of Baxter Edwards Critical Care, an affiliate of Baxter International, Inc., another health care equipment manufacturer and distributor. Mr. Barrett received a B.S. degree in marketing from Indiana State University and an M.B.A. degree from Arizona State University. Mr. Barrett is a party to an employment agreement with us pursuant to which he is required to be elected to the offices he currently holds.

         Richard S. Scheuing. Mr. Scheuing has served as our Vice President, Research and Development since January 1998. From March 1993 to January 1998, he served as our Director of Research and Development. He joined us in 1991 as our Director of Mechanical Engineering. He is an inventor on four of our issued patents, and two patents that are pending. Before joining us, he was Director of Mechanical Engineering for Irwin Magnetic Systems, Inc. from 1987 until 1991 and was a Development Engineer with the Sarns division of Minnesota Mining and Manufacturing Company, or 3M, from 1982 to 1987. He received a B.S. degree in mechanical engineering from the University of Michigan.

         Mary Ann Victor. Ms. Victor has served as our Vice President, Communications and Administration and Secretary since January 1998. From July 1997 until January 1998, she served as our Director, Communications and Administration and was our consultant from September 1996 until July 1997. She also served as our Director of Corporate Communications from July 1991 until February 1994. Prior experience includes serving as Director of Investor Relations with the Taubman Company from February to May 1994, legal assistant from June 1994 to November 1994 and then attorney from November 1994 to September 1995 with Varnum Riddering Schmidt & Howlett, and Human Resources Consultant in the Actuarial Benefits and Compensation Consulting Group of Deloitte & Touche LLP from September 1995 to September 1996. Ms. Victor received a B.S. in political science from the University of Michigan and a J.D. from the University of Detroit.

         Ronald A. Widman. Mr. Widman has served as our Vice President, Medical Affairs since January 1998. From August 1994 to January 1998, he served as our Director of Medical Affairs. Before joining us as Marketing Manager in 1991, he was employed by Mennen Medical, Inc., a manufacturer and marketer of medical monitoring and diagnostic devices, for 12 years, where he held various positions in domestic and international medical product marketing, including Senior Product Manager from 1982 until 1991. He is the author of several papers and articles related to medical care and monitoring devices.

         Pamela A. Winters. Ms. Winters has served as our Vice President, Operations since January 1998. From February 1996 to January 1998, she served as our Director of Operations. From May 1992 to February 1996, she served as our Manager of Quality Assurance. From October 1991 to May 1992, Ms. Winters served as our Quality Assurance Supervisor. Ms. Winters is pursuing a B.S. degree in management from the University of Phoenix.

         James I. Ausman, M.D., Ph.D. Dr. Ausman has served as one or our directors since June 1994. He has been Professor and Head of the Department of Neurosurgery at the University of Illinois at Chicago since August 1991. From September 1978 until July 1991, he was Chairman of the Department of Neurosurgery at Henry Ford Hospital in Detroit. From December 1987 until July 1991, he served as Director of the Henry Ford Neurosurgical Institute, also at Henry Ford Hospital. In addition, he was Clinical Professor of Surgery, Section of Neurosurgery at the University of Michigan in Ann Arbor from 1980 until 1991. Dr. Ausman received a B.S. degree in chemistry and biology from Tufts University, a Doctorate of Medicine from Johns Hopkins University School of Medicine, a Masters of Arts in Physiology, from the State University of New York at Buffalo, and a Ph.D. in Pharmacology from George Washington University. He has also received graduate training in neurosurgery at the University of Minnesota and has obtained board certification from the American Board of Neurological Surgery.

         Daniel S. Follis. Mr. Follis has served as one of our directors since April 1989. Since 1981, he has served as President of Verschuren & Follis, Inc., which advises and administers The Infinity Fund, a limited partnership that invests in emerging growth companies. Mr. Follis received a B.A. degree in business from Michigan State University.

         Robert R. Henry. Mr. Henry has served as one of our directors since December 1998. He has been President of Robert R. Henry & Co., a financial consulting and investment firm, since 1989. Mr. Henry has been an advisory director of Morgan Stanley Dean Witter since 1989, and from 1977 through 1989 was a managing director of Morgan Stanley. He is also a director of Middleby Corporation. He received an MBA from Harvard Business School and a B.A. from Williams College.

         A. Brean Murray. Mr. Murray has served as one of our directors since June 1999. Since it was founded in December 1973, he has served as Chairman, Chief Executive Officer and a Director of Brean Murray & Co., Inc., an investment banking company that is a wholly-owned subsidiary of BMI Holding Co. He has also served as Chairman, Chief Executive Officer and a Director of BMI Holding Co. since it was founded in December 1973. Brean Murray & Co., Inc. was the underwriter of our public offerings of Common Shares in June 1997 and April 1998. Mr. Murray is also a director of Doral Financial Corporation. Mr. Murray received a B.S. degree in economics from Villanova University.

         H. Raymond Wallace. Mr. Wallace has served as our Chairman of the Board since January 1995, as a non-officer Chairman of the Board since April 1995, and as one of our directors since June 1994. He also served as our consultant from April 1994 until January 1995. He also served as Chairman of the Board of Cardiometrics, Inc., a cardiovascular medical device company, from December 1993 until its merger into Endosonics, Inc. in July 1997, and has served as a self-employed consultant to medical device and other companies since January 1994. From September 1986 until May 1993 when he retired, he served as Vice President and General Manager of Abbott Critical Care Systems. Mr. Wallace received a B.A. degree from Ohio State University and an M.B.A. degree from the University of California, Berkeley.

         Our officers serve at the discretion of the Board of Directors. Our directors will hold office until the Annual Meeting of Shareholders to be held in 2000 for Robert R. Henry and H. Raymond Wallace, the Annual Meeting of Shareholders to be held in 2001 for Bruce J. Barrett and A. Brean Murray, and the Annual Meeting of Shareholders to be held in 2002 for Dr. James I. Ausman and Daniel S. Follis, and until their successors are elected and qualified, or until their earlier death, resignation or removal.
Directors may be removed only for cause.

COMPENSATION

SUMMARY COMPENSATION TABLE

         The following table sets forth information for each of the fiscal years ended November 30, 1999, 1998 and 1997 concerning compensation of (1) all individuals serving as our Chief Executive Officer during the fiscal year ended November 30, 1999 and (2) our four most highly-compensated other executive officers whose total annual salary and bonus exceeded $100,000 in fiscal 1999:

                           SUMMARY COMPENSATION TABLE


                                                                                   LONG-TERM
                                                                                 COMPENSATION
                                                                                 ------------
                                                                                    AWARDS
                                                                                 ------------
                                                                                  SECURITIES          ALL OTHER
                                                     ANNUAL COMPENSATION          UNDERLYING        COMPENSATION
     NAME AND PRINCIPAL POSITION      YEAR       SALARY($)         BONUS($)       OPTIONS(#)             ($)
     ---------------------------      ----       ---------         --------       ----------     ------------------
Bruce J. Barrett, President.....     1999          204,750           30,213           60,000              -0-
     and Chief Executive Officer     1998          204,750           32,978          180,000              -0-
                                     1997          200,688           12,188          135,000              -0-

Raymond W. Gunn, Executive......     1999          110,250           11,388           21,000              -0-
     Vice President and Chief        1998          110,250           12,430           24,000              -0-
     Financial Officer (1)           1997          110,250            4,823           45,000              -0-

Richard S. Scheuing, Vice.......     1999           91,140            8,069           21,000              -0-
     President, Research and         1998           89,828           13,606           45,000              -0-
     Development (1)

Ronald A. Widman, Vice..........     1999           80,325            7,112           18,000              -0-
     President, Medical Affairs (1)  1998           79,840           11,469           41,000              -0-

Pamela A. Winters, Vice.........     1999           75,000            6,640           21,000              -0-
     President, Operations (1)       1998           74,192           11,853           45,000              -0-

----------------------------
(1) Messrs. Scheuing and Widman and Ms. Winters became executive officers effective January 22, 1998. The table reflects all compensation paid by us to them during fiscal 1998 and fiscal 1999. Mr. Gunn resigned as an executive officer effective January 14, 2000.

OPTION GRANTS TABLE

         The following table sets forth information concerning individual grants of stock options made during the fiscal year ended November 30, 1999 to each of our executive officers named in the Summary Compensation Table above:

                        OPTION GRANTS IN LAST FISCAL YEAR


                                   INDIVIDUAL GRANTS
----------------------------------------------------------------------------------------
                                                % OF                                             POTENTIAL
                                                TOTAL                                       REALIZABLE VALUE AT
                               NUMBER OF       OPTIONS                                        ASSUMED ANNUAL
                              SECURITIES     GRANTED TO                                    RATES OF STOCK PRICE
                              UNDERLYING      EMPLOYEES      EXERCISE                          APPRECIATION
                                OPTIONS       IN FISCAL        PRICE        EXPIRATION        FOR OPTION TERM
                                                                                        ---------------------------
        NAME                  GRANTED (#)       YEAR          ($/SH)           DATE        5% ($)        10% ($)
        ----                  -----------   -----------     -----------    -----------  -----------  --------------
Bruce J. Barrett...........    60,000  (1)      25.8           $3.56        5/20/09        134,332       340,423

Raymond W. Gunn............    21,000  (1)       9.0           $3.56        5/20/09         47,016       119,148

Richard S. Scheuing........    21,000  (1)       9.0           $3.56        5/20/09         47,016       119,148

Ronald A. Widman...........    18,000  (1)       7.7           $3.56        5/20/09         40,300       102,127

Pamela A. Winters..........    21,000  (1)       9.0           $3.56        5/20/09         47,016       119,148

----------------------
(1) The options listed in the table were granted to Messrs. Barrett, Gunn, Scheuing, and Widman, and Ms. Winters in fiscal 1999 under our 1997 Stock Option Plan, exercisable at the then current fair market value of the underlying Common Shares. Each of these options is exercisable in one-third cumulative annual increments beginning May 20, 2000. Each option also becomes 100% exercisable immediately 10 days before or upon specified changes in control of the Company. The portion of each of these options that is exercisable at the date of termination of employment remains exercisable until the expiration date of the option, unless termination is for cause.

         If, upon exercise of any of the options described above, we must pay any amount for income tax withholding, in the Compensation Committee's or the Board of Directors' sole discretion, either the optionee will pay such amount to us or the number of Common Shares we deliver to the optionee will be appropriately reduced to reimburse us for such payment. The Compensation Committee or the Board may also permit the optionee to choose to have these shares withheld or to tender Common Shares the optionee already owns. The Compensation Committee or the Board may also make such other arrangements with respect to income tax withholding as it shall determine.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUE TABLE

         The following table sets forth information concerning each exercise of stock options during the fiscal year ended November 30, 1999 by each of the executive officers named in the Summary Compensation Table above and the value of unexercised options held by them as of November 30, 1999:

    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES


                                                          NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                             SHARES                      UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS
                           ACQUIRED ON     VALUE          OPTIONS AT FY-END (#)               AT FY-END ($)
                                                       ---------------------------     ---------------------------
NAME                     EXERCISE (#)  REALIZED ($)    EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
----                     ------------- ------------    -----------   -------------     -----------   -------------
Bruce J. Barrett......         0              0         233,200          225,000             0             0
Raymond W. Gunn.......         0              0          79,600           52,000             0             0
Richard S. Scheuing...         0              0          29,188           58,737             0             0
Ronald A. Widman......         0              0          22,747           51,083             0             0
Pamela A. Winters.....         0              0          25,645           56,605             0             0

"Value Realized" represents the fair value of the underlying securities on the exercise date minus the aggregate exercise price of the options.

COMPENSATION OF DIRECTORS

         We refer to our directors who are not our officers or employees as Outside Directors. Our Outside Directors receive $1,000 for each Board meeting attended in person, $250 for each telephonic Board meeting attended, and $250 for each Board committee meeting attended on a date other than the date of a Board meeting. We also reimburse Outside Directors for their reasonable expenses of attending Board and Board committee meetings. In addition, our Board of Directors has determined to grant Outside Directors who continue to serve as our directors after each annual meeting of shareholders, 10-year options to purchase 2,000 Common Shares each year on the date of the annual meeting of shareholders, exercisable at the fair market value of the Common Shares on the date of grant. Also, during fiscal 1999, we granted A. Brean Murray a 10-year option to purchase 2,000 Common Shares on June 2, 1999, the date he was elected as a director, exercisable at the fair market value of the Common Shares on the date of grant.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

         Bruce J. Barrett. As of May 13, 1994, we entered into an employment agreement with Bruce J. Barrett, pursuant to which, as amended, he is employed as President and Chief Executive Officer, or in such other position as the Board of Directors determines, for a period ending April 30, 2000. Mr. Barrett's annual salary is currently $204,750, which may be increased by the Board of Directors. Mr. Barrett is also entitled to participate in any bonus plan established by the Compensation Committee of the Board of Directors. We adopted bonus plans for fiscal 1999 and for fiscal 2000. Mr. Barrett is entitled to various fringe benefits under the agreement, including 12 months of compensation and six months of benefits if his employment under the agreement is terminated without cause or if the agreement expires without being renewed. Mr. Barrett has agreed not to compete with the Company during specified periods following the termination of his employment.

         Raymond W. Gunn. Pursuant to the employment agreement between us and Mr. Gunn, dated December 1, 1992, as amended, Mr. Gunn was employed as Executive Vice President and Chief Financial Officer and Treasurer for a period ending April 30, 2000. Mr. Gunn's base salary under the agreement was $110,250. Mr. Gunn was entitled to a bonus determined at the discretion of our Board of Directors. Mr. Gunn was entitled to various fringe benefits under the agreement, including disability insurance, a leased automobile, and twelve months of compensation and benefits if his employment under the agreement was terminated without cause or if the agreement expired without being renewed. The agreement also provides that Mr. Gunn will not compete against us during specified periods following the termination of his employment. Mr. Gunn resigned as an executive officer effective January 14, 2000.

         Stock Option Terms. All options granted under our stock option plans through March 21, 2000, that are not already 100% exercisable immediately, including options granted to Messrs. Barrett, Gunn, Scheuing and Widman and Ms. Winters, become 100% exercisable immediately ten days before or upon specified changes in control of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During the fiscal year ended November 30, 1999, Daniel S. Follis and H. Raymond Wallace served as the members of our Compensation Committee until April 13, 1999 when Robert R. Henry replaced Mr. Follis on the committee. None of the members of our Compensation Committee was, during the fiscal year ended November 30, 1999, one of our officers or employees, or one of our former officers, except that Mr. Wallace became our non-salaried Chairman of the Board on January 27, 1995 and became a non-officer Chairman of the Board effective April 6, 1995. None of the committee members had any relationship with us requiring disclosure by us pursuant to Securities and Exchange Commission rules regarding disclosure of related-party transactions, except that Mr. Follis had the relationship with us described below:

         We entered into a distributorship agreement with Somatek, Inc. an entity 50% owned by Daniel S. Follis, one of our directors. The distributorship covered the territory of Michigan. The agreement was approved by our disinterested directors and was made in the ordinary course of business on our standard form of distributorship agreement. Transactions pursuant to the distributorship agreement were on substantially the same terms, including the purchase price of our product covered by the agreement, as those prevailing at the time form comparable agreements and transactions with other distributors. During the fiscal year ended November 30, 1997, we had no sales to Somatek, Inc. pursuant to its distributor agreement. Effective February 28, 1997, we terminated our distribution agreement with Somatek, Inc., and in connection with such termination, we wrote off $12,500 of our receivables from Somatek, Inc. in exchange for the return of two INVOS 3100A Cerebral Oximeters from Somatek, Inc. As of November 30, 1997, Somatek, Inc. had no indebtedness outstanding to us.

                              CERTAIN TRANSACTIONS

         See "Management - Compensation - Compensation Committee Interlocks and Insider Participation" for a description of a distributorship agreement between us and Mr. Follis.

         Brean Murray & Co., Inc. was the underwriter of our public offerings of Common Shares in June 1997 and in April 1998. In November 1999, we engaged Brean Murray & Co., Inc. to provide investment banking advice and services to us for a term of six months and then month-to-month thereafter, unless earlier terminated by the parties. We agreed to pay Brean Murray & Co., Inc. a fee of $50,000 plus reasonable out-of-pocket expenses for its services under this agreement. In addition, Brean Murray & Co., Inc. will receive a 3.5% commission on sales of our Common Shares to Kingsbridge pursuant to the Equity Line Agreement. A. Brean Murray, one of our directors since June 1999, is the President and Chief Executive Officer of Brean Murray & Co., Inc. Brean Murray & Co., Inc. is a wholly-owned subsidiary of BMI Holding Co. A. Brean Murray is also the President and Chief Executive Officer of BMI Holding Co. and he and his wife own 70% of the outstanding voting stock of BMI Holding Co.

         Pursuant to an engagement letter between us and Brean Murray & Co., Inc., dated March 1, 2000, we agreed to pay Brean Murray & Co., Inc. a commission of 3.5% on proceeds of specified securities sales, including sales pursuant to the Equity Line Agreement.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth information with respect to the beneficial ownership of our Common Shares as of March 21, 2000, and as adjusted to reflect an assumed sale of 1,000,000 Common Shares to Kingsbridge pursuant to the Equity Line Agreement, by (1) each of our directors, (2) each of our executive officers named in the Summary Compensation Table above, (3) all of our directors and executive officers as a group and (4) each person known by us to own more than 5% of our Common Shares.

                                                                                    PERCENTAGE
                                                                                BENEFICIALLY OWNED
                                               NUMBER OF              ----------------------------------------
                                              COMMON SHARES            BEFORE THE                  AFTER THE
NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED         OFFERING (1)               OFFERING (2)
------------------------                   ------------------         ------------               ------------
BRUCE J. BARRETT....................          505,692  (3)                7.9%                      6.8%
RAYMOND W. GUNN.....................           83,200  (4)                1.4%                      1.2%
RICHARD S. SCHEUING.................           55,692  (5)                *                         *
RONALD A. WIDMAN....................           39,330  (6)                *                         *
PAMELA A. WINTERS...................           43,917  (7)                *                         *
DR. JAMES I. AUSMAN.................           24,285  (8)                *                         *
DANIEL S. FOLLIS....................           32,931  (9)                *                         *
ROBERT R. HENRY.....................          152,000  (10)               2.5%                      2.2%
A. BREAN MURRAY.....................          322,290  (11)               5.2%%                     4.5%
H. RAYMOND WALLACE..................           21,111  (12)               *                         *
ALL DIRECTORS AND EXECUTIVE
 OFFICERS AS A GROUP (10 PERSONS)...        1,220,598  (13)              18.0%                     15.7%

------------------------------------
* Represents less than 1% of the outstanding Common Shares.

(1)      Based on 6,035,597 Common Shares outstanding as of March 21, 2000.

(2) Based on 7,035,597 Common Shares outstanding, assuming 1,000,000 Common Shares are sold to Kingsbridge pursuant to the Equity Line Agreement.

(3) Includes 358,200 Common Shares that Mr. Barrett has the right to acquire within 60 days of March 21, 2000 and 500 shares owned by his wife. Mr. Barrett's address is 1653 East Maple Road, Troy, Michigan 48083-4208.

(4) Includes 79,600 Common Shares that Mr. Gunn has the right to acquire within 60 days of March 21, 2000 and 3,600 shares owned jointly with his wife. Mr. Gunn resigned as an executive officer effective January 14, 2000.

(5) Includes 55,692 Common Shares that Mr. Scheuing has the right to acquire within 60 days of March 21, 2000.

(6) Includes 39,330 Common Shares that Mr. Widman has the right to acquire within 60 days of March 21, 2000.

(7) Includes 43,917 Common Shares that Ms. Winters has the right to acquire within 60 days of March 21, 2000.

(8) Includes 11,511 Common Shares that Dr. Ausman has the right to acquire within 60 days of March 21, 2000, 9,744 Common Shares owned jointly with his wife and 3,030 shares held in an individual retirement account over which Dr. Ausman exercises sole voting and investment control.

(9) Includes 11,500 Common Shares that Mr. Follis has the right to acquire within 60 days of March 21, 2000. The 32,931 Common Shares shown above as beneficially owned by Mr. Follis include 8,820 Common

         Shares owned by The Infinity Fund, a limited partnership in which Mr. Follis is a 6.068% limited partner and a 50% general partner and which is administered by Verschuren & Follis, Inc., a corporation in which Mr. Follis is a 50% shareholder, a director and the President.

(10) Includes 2,000 Common Shares that Mr. Henry has the right to acquire within 60 days of March 21, 2000.

(11) Includes (1) 30,000 Common Shares owned by A. Brean Murray, (2) 80,290 Common Shares owned by Brean Murray & Co., Inc., an investment banking company that is a wholly-owned subsidiary of BMI Holding Co.; A. Brean Murray owns 43.53% of the outstanding voting stock of BMI Holding Co. and his wife owns 11.87% of the outstanding voting stock of BMI Holding Co., (3) 10,000 Common Shares owned by the Brean Murray & Co., Inc. Profit Sharing Trust, (4) 200,000 Common Shares that Brean Murray & Co., Inc. has the right to acquire within 60 days of March 21, 2000 upon the exercise of warrants granted to Brean Murray & Co., Inc. in connection with its underwriting of a public offering of our securities in June 1997, and (5) 2,000 Common Shares that A. Brean Murray has the right to acquire within 60 days of March 21, 2000 upon the exercise of an option granted to A. Brean Murray by us in connection with his service as one of our directors. Mr. Murray's address is 570 Lexington Avenue, New York, New York 10022-6822.

(12) Includes 9,511 Common Shares that Mr. Wallace has the right to acquire within 60 days of March 21, 2000 and 1,000 shares held in a living trust; Mr. Wallace has sole voting and dispositive power over the shares held in the trust.

(13) Includes 751,911 Common Shares which all executive officers and directors as a group have the right to acquire within 60 days of March 21, 2000.

                               SELLING SHAREHOLDER

         The following table sets forth information regarding beneficial ownership of our Common Shares by Kingsbridge as of March 21, 2000. Upon the completion of the offering and assuming the sale by Kingsbridge of all of the Common Shares available for resale under this Prospectus, Kingsbridge will own less than 1% of our outstanding Common Shares.


                                    NUMBER OF                                         SHARES BENEFICIALLY
                               SHARES BENEFICIALLY        NUMBER OF                          OWNED
                                      OWNED             SHARES BEING                    AFTER OFFERING
                                                                           ----------------------------------------
NAME AND ADDRESS                 BEFORE OFFERING           OFFERED               NUMBER                PERCENT
----------------               ------------------    ------------------    ------------------    ------------------
Kingsbridge Capital Limited            0(1)              1,200,000(2)              0(3)                  *
3rd Floor
Barclays House
P.O. Box 3340
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

 .........
*Represents less than 1% of the outstanding Common Shares.

(1) Does not include 200,000 Common Shares that is subject to a warrant held by Kingsbridge that is not exercisable until September 3, 2000.

(2) Includes 1,000,000 Common Shares that may be issued to Kingsbridge pursuant to the Equity Line Agreement and 200,000 Common Shares subject to the warrant issued to Kingsbridge on March 6, 2000.

(3) Assumes that all shares acquired pursuant to the Equity Line Agreement and the warrant dated March 6, 2000 are sold pursuant to this Prospectus.

         Kingsbridge has not had any position, office or other material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of Common Shares or as a result of the negotiation and the execution of the Equity Line Agreement. The natural person controlling Kingsbridge is Valentine O'Donoghue.

         The shares offered by this Prospectus by Kingsbridge are to be acquired pursuant to the Equity Line Agreement between us and Kingsbridge or upon exercise of the warrant issued to Kingsbridge on March 6, 2000. Under the Equity Line Agreement, we agreed to file a registration statement with the SEC to permit Kingsbridge to resell the shares from time to time in the market or in privately-negotiated transactions. We will prepare and file such amendments to the registration statement, of which this Prospectus forms a part, and such supplements to this Prospectus as may be necessary in accordance with the rules and regulations of the Securities Act to keep it effective until two years after termination of the Equity Line Agreement, or approximately four years after the date of this Prospectus.

         We have agreed to pay the expenses relating to the preparation of the registration statement of which this Prospectus forms a part.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         Our authorized capital shares consist of an aggregate of 20,000,000 Common Shares, par value $0.01 per share, and 1,000,000 Preferred Shares, par value $0.01 per share. As of March 21, 2000, 6,035,597 Common Shares and no Preferred Shares were outstanding. All of the shares being offered in this offering are Common Shares.

COMMON SHARES

         Holders of Common Shares have one vote per share on each matter submitted to a vote of the shareholders and a right to participate ratably in our net assets upon liquidation. Holders of Common Shares participate ratably in dividends and distributions that may be declared by the Board of Directors from funds legally available for that purpose. See "Price Range of Common Shares and Dividend Policy." The Common Shares have no conversion rights, are not redeemable and are not entitled to any preemptive or subscription rights. The Common Shares currently outstanding are, and the shares to be issued in pursuant to the Equity Line Agreement and the warrant issued to Kingsbridge will be, duly authorized, validly issued, fully paid and non-assessable. Holders of Common Shares have no cumulative voting rights, and accordingly, holders of a majority of the outstanding Common Shares are able to elect all of our directors.

         Our Board of Directors is divided into three classes and the directors serve staggered three-year terms. Our directors will hold office until the Annual Meeting of Shareholders to be held in 2000 for Robert R. Henry and H. Raymond Wallace, the Annual Meeting of Shareholders to be held in 2001 for Bruce
J. Barrett and A. Brean Murray, and the Annual Meeting of Shareholders to be held in 2002 for Dr. James I. Ausman and Daniel S. Follis, and until their successors are elected and qualified, or until their earlier death, resignation or removal. Directors may be removed only for cause. Our Restated Articles of Incorporation set the minimum and maximum number of directors constituting the entire Board at three and fifteen, respectively, and require approval of holders of 90% of our voting shares to amend this provision. In addition, our bylaws require advance notice of any nominations for director, along with information about the nominee and the shareholder.

BUSINESS COMBINATION PROVISIONS

         Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of us. In general, under Chapter 7A, "business combinations" (defined to include, among other transactions, certain mergers, dispositions of assets or shares and recapitalizations) between covered Michigan business corporations or their subsidiaries and an "interested shareholder" (defined as the direct or indirect beneficial owner of at least 10% of the voting power of a covered corporation's outstanding shares) can only be consummated if approved by at least 90% of the votes of each class of the corporation's shares entitled to vote and by at least two-thirds of such voting shares not held by the interested shareholder or affiliates, unless five years have elapsed after the person involved became an "interested shareholder" and unless certain price and other conditions are satisfied. The Board of Directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

         In general, under Chapter 7B, an entity that acquires "Control Shares" of Somanetics may vote the Control Shares on any matter only if a majority of all shares, and of all non-"Interested Shares", of each class of shares entitled to vote as a class, approve such voting rights. Interested Shares are shares owned by our officers, our employee-directors and the entity making the Control Share Acquisition. Control Shares are shares that when added to shares already owned by an entity, would give the entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The effect of the statute is to condition the acquisition of voting control of a corporation on the approval of a majority of the pre-existing disinterested shareholders. The Board of Directors may amend the bylaws before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to us. In addition, certain provisions of our bylaws could have the effect of delaying, deterring or preventing changes in control of us. See "Risk Factors -- Provisions of our Articles of Incorporation, Bylaws and corporate law have potential anti-takeover effects."

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Michigan Business Corporation Act permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duties. Our Restated Articles of Incorporation so limit the liability of directors. Our bylaws also provide for indemnification of directors and executive officers. We believe that such indemnification will assist us in continuing to attract and retain talented directors and officers in light of the risk of litigation directed against directors and officers of publicly-held corporations.

         Our Restated Articles of Incorporation limit director liability to the maximum extent permitted by Michigan law. Michigan law allows the articles of incorporation of a Michigan corporation to contain a provision eliminating or limiting a director's liability to the corporation or its shareholders for money damages for money damages for any action taken or any failure to take any action as a director, except for liability for specified acts. As a result of the inclusion of such a provision, our shareholders may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct. These provisions, however, do not affect liability under the Securities Act.

         The Michigan Business Corporation Act authorizes a corporation under specified circumstances to indemnify its directors and officers, including reimbursement for expenses incurred. The provisions of our bylaws relating to indemnification of directors and executive officers generally provide that directors and executive officers will be indemnified to the fullest extent permissible under Michigan law. The provision also provides for advancing litigation expenses at the request of a director or executive officer. These obligations are broad enough to permit indemnification with respect to liabilities arising under the Securities Act or the Michigan Uniform Securities Act. Mr. Barrett's employment agreement also provides for indemnification.

         In addition, we have obtained Directors' and Officers' liability insurance. The policy provides for $1,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

PREFERRED SHARES

         We have also authorized the issuance of up to 1,000,000 Preferred Shares, $0.01 par value per share, none of which is outstanding as of the date of this Prospectus. The Preferred Shares may be issued from time to time in one or more series. Our Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, and imposed upon, each series of Preferred Shares and to fix the number of shares of any series of Preferred Shares and the designation of any such series. We could issue Preferred Shares, under certain circumstances, to prevent a takeover of the Company, and our Board of Directors may issue Preferred Shares without any action of the holders of the Common Shares, which could have a detrimental effect on the rights of holders of the Common Shares, including loss of voting control. Anti-takeover provisions that could be included in the Preferred Shares when issued might depress the market price of our securities and might limit the shareholders' ability to receive a premium on their shares by discouraging takeover and tender offer bids. We have no present plans to issue any Preferred Shares.

TRANSFER AGENT

         American Stock Transfer & Trust Company is the transfer agent for the Common Shares. As of February 15, 2000 there were 619 holders of record of our Common Shares.

REGISTRATION RIGHTS

         The placement agents for our Regulation S Offerings in 1995 and 1996 and their transferees have piggy-back registration rights with respect to the Common Shares underlying the warrants to purchase 26,424 Common Shares we granted to them. In addition, the underwriter of our 1997 public offering of Common Shares, Brean Murray & Co., Inc., has demand and piggy-back registration rights in connection with the warrant to purchase 200,000 Common Shares issued to it in connection with that offering. These rights allow the holders to include their Common Shares in any registration of our securities in a registration statement under the Securities Act, subject to specified limitations.

         Pursuant to a Registration Rights Agreement we entered into with Kingsbridge Capital Limited in connection with our Equity Line Agreement, we are required to keep current a registration statement in order to permit Kingsbridge to resell to the public any of our Common Shares that we sell to Kingsbridge pursuant to the Equity Line Agreement, as well as shares that Kingsbridge may acquire upon exercise of the warrant we issued to Kingsbridge on March 6, 2000. For a description of the Equity Line Agreement and the warrant, see "The Equity Line Agreement."

                              PLAN OF DISTRIBUTION

         Kingsbridge has advised us that it may sell the Common Shares offered by this Prospectus from time to time in transactions on The Nasdaq SmallCap Market, any other market where the Common Shares are then listed, in negotiated transactions, or otherwise, or by a combination of these methods, at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices. Kingsbridge may effect these transactions by selling the shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from Kingsbridge or the purchasers of the shares for whom the broker-dealer may act as an agent or to whom they may sell the shares as a principal, or both. The compensation to a particular broker-dealer may exceed customary commissions.

         Kingsbridge is an "underwriter" within the meaning of the Securities Act in connection with the sale of the shares offered by this Prospectus. Assuming that we are in compliance with the conditions of the Equity Line Agreement, Kingsbridge must accept puts of shares from us, subject to minimum and maximum aggregate dollar amounts, during the term of the Equity Line Agreement. Broker-dealers who act in connection with the sale of the shares may also be deemed to be underwriters. Profits on any resale of the shares as a principal by such broker-dealers and any commissions received by such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act.

         Any broker-dealer participating in such transactions as agent may receive commissions from Kingsbridge, and, if they act as agent for the purchaser of such shares, from the purchaser. Broker-dealers may agree with Kingsbridge to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for Kingsbridge, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to Kingsbridge. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transaction of the nature described above, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

         To the extent required under the Securities Act, a supplemental Prospectus will be filed, disclosing:

         -     the name of any such broker-dealers;
         -     the number of shares involved;
         -     the price at which such shares are to be sold;
         - the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;
         - that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in the Prospectus, as supplemented; and
         -     other facts material to the transaction.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the shares may not simultaneously engage in market making activities with respect to such securities for a period beginning when such person becomes a distribution participant and ending when such person completes such person's participation in the distribution, including stabilization activities in the Common Shares to effect covering transactions, to impose penalty bids or to effect passive market making bids. In addition and without limiting the foregoing, in connection with transaction in the shares, Somanetics and Kingsbridge will be subject to applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Rule10b-5 and, insofar as Somanetics and Kingsbridge are distribution participants, Regulation M and Rules 100, 101, 102, 103, 104 and 105 of Regulation M. All of the foregoing might affect the marketability of the shares.

         Kingsbridge will pay all commissions and some other expenses associated with the resale of the shares put to it under the Equity Line Agreement. The shares offered by this Prospectus are being registered pursuant to our contractual obligations, and we have agreed to pay the costs of registering the shares under this Prospectus, including some legal fees, commissions, transfer taxes and some other expenses for the resale of the Common Shares. We have also agreed to indemnify Kingsbridge with respect to the shares offered by this Prospectus against some liabilities, including, without limitation, some liabilities under the Securities Act, or, if the indemnity is unavailable, to contribute toward amounts required to be paid in respect of such liabilities.

         Shares sold to Kingsbridge pursuant to the terms of the Equity Line Agreement will be at a purchase price between 86% and 90% of the then current average market price of our Common Shares, as defined in the Equity Line Agreement, on the date of sale. Based on the average market price of the Common Shares for the five trading day period ended March 21, 2000 of $5.30625, calculated pursuant to the Equity Line Agreement, a summary of our potential expenses in connection with the Equity Line Agreement is as follows:

         -     a discount to Kingsbridge of $0.63675 per share;
         - a warrant to Kingsbridge to purchase 200,000 Common Shares exercisable by Kingsbridge at $4.36 a share;
         -     expenses of this offering payable by us of approximately $86,000;
         - reimbursement for securities liability insurance equal to 3% of each put amount, or $0.140085 per share; and
         - a cash commission payable to Brean Murray & Co., Inc. equal to 3.5% of each put amount, or $0.1634325 per share. A. Brean Murray is one of our directors. See "Certain Transactions" for a description of transactions among Mr. Murray, Brean Murray & Co., Inc. and us.

                                  LEGAL MATTERS

         The validity of the issuance of the Common Shares offered by this Prospectus will be passed upon for Somanetics by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                     EXPERTS

         The financial statements included in this Prospectus and the related financial statement schedule included elsewhere in the registration statement, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph referring to an uncertainty concerning the Company's ability to continue as a going concern) and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             SOMANETICS CORPORATION

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                               PAGE
Independent Auditors' Report..............................................................................      F-2
Balance Sheets --- November 30, 1999 and 1998.............................................................      F-3
Statements of Operations --- For the Years Ended November 30, 1999, 1998 and 1997.........................      F-4
Statements of Shareholders' Equity --- For the  Years Ended November 30, 1999, 1998 and 1997..............      F-5
Statements of Cash Flows --- For the Years Ended November 30, 1999, 1998 and 1997.........................      F-6
Notes to Financial Statements.............................................................................      F-7

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Somanetics Corporation
Troy, Michigan


We have audited the accompanying balance sheets of Somanetics Corporation (the "Company") as of November 30, 1999 and 1998, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at November 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, conditions exist which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



DELOITTE & TOUCHE LLP

Detroit, Michigan
January 24, 2000

                             SOMANETICS CORPORATION

                                 BALANCE SHEETS

                                                                                               November 30,
                                                                                    -----------------------------------
                                                                                         1999                  1998
                                                                                    -------------         -------------
ASSETS
CURRENT ASSETS:
    Cash and cash equivalents (Note 4)..........................................    $   1,423,423         $   1,976,829
    Marketable Securities (Note 4)..............................................          833,736             4,916,942
    Accounts receivable, net of allowance for doubtful accounts of approximately
        $0 and $153,000 at November 30, 1999 and 1998, respectively (Note 9)....          764,153               615,682
    Inventory, net (Note 4).....................................................          611,332               660,964
    Prepaid expenses............................................................           89,702                92,050
                                                                                    -------------         -------------
        Total current assets....................................................        3,722,346             8,262,467
                                                                                    -------------         -------------
PROPERTY AND EQUIPMENT:  (Note 4)
    Machinery and equipment.....................................................        1,397,214             1,309,539
    Furniture and fixtures......................................................          183,497               184,949
    Leasehold improvements......................................................          165,642               166,770
                                                                                    -------------         -------------
        Total...................................................................        1,746,353             1,661,258
    Less accumulated depreciation and amortization..............................       (1,097,695)             (957,083)
                                                                                    --------------        --------------
        Net property and equipment..............................................          648,658               704,175
                                                                                    -------------         -------------
OTHER ASSETS:
    Patents and trademarks, net (Note 4)........................................           58,393                65,305
    Other.......................................................................           15,000                15,000
                                                                                    -------------         -------------
        Total other assets......................................................           73,393                80,305
                                                                                    -------------         -------------
TOTAL ASSETS....................................................................    $   4,444,397         $   9,046,947
                                                                                    =============         =============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Accounts payable............................................................    $     498,008         $     262,932
    Accrued liabilities (Notes 5 and 7).........................................          263,895               366,222
                                                                                    -------------         -------------
        Total current liabilities...............................................          761,903               629,154
                                                                                    -------------         -------------
COMMITMENTS AND CONTINGENCIES (Note 7)..........................................           --                    --
SHAREHOLDERS' EQUITY: (Notes 3 and 11)
    Preferred shares; authorized, 1,000,000 shares of $.01 par value;
        no shares issued or outstanding.........................................           --                    --
    Common shares; authorized, 20,000,000 shares of $.01 par value;
        issued and outstanding, 6,035,597 and 6,035,597 shares at
        November 30, 1999and 1998, respectively.................................           60,356                60,356
    Additional paid-in capital..................................................       50,290,067            50,290,067
    Accumulated unrealized losses on investments................................         (166,270)              (96,262)
    Accumulated deficit.........................................................      (46,501,659)          (41,836,368)
                                                                                    --------------        --------------
        Total shareholders' equity..............................................        3,682,494             8,417,793
                                                                                    -------------         -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................    $   4,444,397         $   9,046,947
                                                                                    =============         =============



                       See notes to financial statements

                             SOMANETICS CORPORATION

                            STATEMENTS OF OPERATIONS

                                                                   For the Years Ended November 30,
                                                   ----------------------------------------------------------------
                                                          1999                   1998                   1997
                                                   ------------------     ------------------     ------------------
NET REVENUES (Notes 4 and 10).................     $    4,000,972         $    2,490,851         $    1,211,784
COST OF SALES.................................          1,905,541              1,326,160                631,425
                                                   --------------         --------------         --------------
    Gross margin..............................          2,095,431              1,164,691                580,359
                                                   --------------         --------------         --------------

OPERATING EXPENSES:
    Research, development and engineering
        (Note 4)..............................            598,348                664,874                736,427
    Selling, general and administrative
        (Note 9)..............................          6,435,628              6,346,595              6,238,330
                                                   --------------         --------------         --------------
        Total operating expenses..............          7,033,976              7,011,469              6,974,757
                                                   --------------         --------------         --------------

OPERATING LOSS................................         (4,938,545)            (5,846,778)            (6,394,398)
                                                   ---------------        ---------------        ---------------

OTHER INCOME:
    Interest income...........................            273,254                368,846                206,663
    Other.....................................                 --                  8,100                 32,252
                                                   --------------         --------------         --------------
        Total other income....................            273,254                376,946                238,915
                                                   --------------         --------------         --------------
NET LOSS......................................     $   (4,665,291)        $   (5,469,832)        $   (6,155,483)
                                                   ===============        ===============        ===============

NET LOSS PER COMMON SHARE --
    BASIC AND DILUTED (Note 4)................     $        (.77)         $       (1.01)         $       (1.88)
                                                   ==============         ==============         ==============
WEIGHTED AVERAGE NUMBER OF
    COMMON SHARES OUTSTANDING
    (Note 4)..................................          6,035,597              5,421,795              3,271,642
                                                   ==============         ==============         ==============



                       See notes to financial statements

                             SOMANETICS CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                   ACCUMULATED
                                                                  ADDITIONAL                        UNREALIZED       TOTAL
                                                    SHARE          PAID-IN        ACCUMULATED       LOSSES ON     SHAREHOLDERS
                                                    VALUE          CAPITAL          DEFICIT        INVESTMENTS       EQUITY
                                                   -----          -------          -------        -----------       ------

Balance at December 1, 1996................     $  22,854      $ 34,241,798    $ (30,211,053)                    $ 4,053,599

Redemption of fractional shares............            (1)             (377)                                            (378)
For cash, less issuance costs of $1,008,782        20,000         6,971,218                                        6,991,218
    Net loss and comprehensive income......                                       (6,155,483)                     (6,155,483)
Balance at November 30, 1997...............        ------      ------------      -----------       --------      -----------
                                                   42,853        41,212,639      (36,366,536)                      4,888,956

Exercise of stock options for cash.........             3             1,345                                            1,348
For cash, less issuance costs of $968,917..        17,500         9,076,083                                        9,093,583
Net loss...................................                                       (5,469,832)                     (5,469,832)
Unrealized losses on investments...........                                                         (96,262)         (96,262)
    Comprehensive income...................        ------      ------------      -----------       --------      ------------
Balance at November 30, 1998...............
                                                   ------      ------------      -----------       --------      -------------
                                                   60,356        50,290,067      (41,836,368)       (96,262)       8,417,793

Net loss...................................                                       (4,665,291)                     (4,665,291)
Unrealized losses on investments...........                                                         (70,008)         (70,008)
    Comprehensive income...................        ------      ------------      -----------       --------      ------------
Balance at November 30, 1999...............     $  60,356      $ 50,290,067    $ (46,501,659)     $(166,270)    $ (3,682,494)
                                                   ======      ============     ============      =========     ============






                                                 COMPREHENSIVE
                                                    INCOME
                                                    ------


Balance at December 1, 1996................

Redemption of fractional shares............
For cash, less issuance costs of $1,008,782      $ (6,155,483)
    Net loss and comprehensive income......      ============
Balance at November 30, 1997...............


Exercise of stock options for cash.........
For cash, less issuance costs of $968,917..        (5,469,832)
Net loss...................................           (96,262)
Unrealized losses on investments...........      ------------
    Comprehensive income...................      $ (5,566,094)
Balance at November 30, 1998...............      ============


                                                   (4,665,291)
Net loss...................................           (70,008)
Unrealized losses on investments...........      ------------
    Comprehensive income...................      $ (4,735,299)
Balance at November 30, 1999...............      ============


                       See notes to financial statements.

                             SOMANETICS CORPORATION

                            STATEMENTS OF CASH FLOWS


                                                                         For the Years Ended November 30,
                                                           ------------------------------------------------------------
                                                                  1999                 1998                 1997
                                                           ------------------   ------------------   ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss.............................................    $   (4,665,291)   $      (5,469,832)   $      (6,155,483)
   Adjustments to reconcile net loss to net cash
          used in operations:
       Depreciation and amortization....................           134,347               93,537               50,497
       Changes in assets and liabilities:
          Accounts receivable (increase)................          (148,471)            (423,984)                (262)
          Inventory (increase) decrease.................            49,632             (227,950)             498,121
          Prepaid expenses (increase) decrease..........             2,348              (20,469)              (6,146)
          Other assets decrease.........................                --                8,512                6,912
          Accounts payable increase (decrease)..........           235,076              (78,568)             (22,532)
          Accrued liabilities increase (decrease).......          (102,327)             (80,754)             192,866
                                                           ----------------     ----------------     ---------------
       Net cash (used in) operations....................        (4,494,686)          (6,199,508)          (5,436,027)
                                                           ----------------     ----------------     ----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of marketable securities...................                --           (5,013,204)          (2,470,780)
   Proceeds from sale of marketable securities..........         4,013,198            2,470,780                   --
   Acquisition of property and equipment (net)..........           (71,918)            (508,546)            (243,568)
                                                           ----------------     ----------------     ----------------
       Net cash provided by (used in) investing activities       3,941,280           (3,050,970)          (2,714,348)
                                                           ---------------      -----------------    ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of Common Shares..............                --            9,094,931            6,991,218
   Redemption of Class B Warrants and fractional shares.                --                   --                 (378)
                                                           ---------------      ---------------      ----------------
       Net cash provided by financing activities........                --            9,094,931            6,990,840
                                                           ---------------      ---------------      ---------------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS.............          (553,406)            (155,547)          (1,159,535)

CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD..................................         1,976,829            2,132,376            3,291,911
                                                           ---------------      ---------------      ---------------

CASH AND CASH EQUIVALENTS,
   END OF PERIOD........................................   $     1,423,423      $     1,976,829      $     2,132,376
                                                           ===============      ===============      ===============






                       See notes to financial statements

                             SOMANETICS CORPORATION

                          NOTES TO FINANCIAL STATEMENTS

1.       ORGANIZATION AND OPERATIONS

         Somanetics Corporation (the "Company"), a Michigan corporation formed in January 1982, develops, manufactures and markets the INVOS Cerebral Oximeter (the "Cerebral Oximeter"), the only non-invasive patient monitoring system commercially available in the United States that continuously measures changes in the blood oxygen level in the adult brain. The Cerebral Oximeter is based on the Company's proprietary In Vivo Optical Spectroscopy ("INVOS(R)") technology. INVOS analyzes various characteristics of human blood and tissue by measuring and analyzing low-intensity visible and near-infrared light transmitted into portions of the body. The Company has incurred research, product development and other expenses involved in designing, developing, marketing and selling its products, as well as devoting efforts to raising capital.

2.       FINANCIAL STATEMENT PRESENTATION

         The Company has not achieved sales necessary to support operations. The Company has incurred an accumulated deficit of $46,501,659 through November 30, 1999. The Company had working capital of $2,960,443, cash, cash equivalents and marketable securities of $2,257,159, total current liabilities of $761,903 and shareholders' equity of $3,682,494, as of November 30, 1999.

         On June 6, 1996 and October 13, 1997 the Company received clearance from the FDA to market its model 3100A adult Cerebral Oximeter and enhancements to its Cerebral Oximeter, respectively, in the United States. During the third quarter of fiscal 1999, the Company also submitted its 510(k) application to the FDA for the pediatric model Cerebral Oximeter, and is awaiting FDA clearance to market the pediatric model in the United States. The Company's current financial condition and results of operations and the status of its product marketing efforts and sales have been affected by the process of obtaining such clearances.

         As of February 17, 2000, the Company had 17 international distributors for the model 4100 Cerebral Oximeter, one international distributor for the model 5100 Cerebral Oximeter, 12 direct sales personnel, 5 clinical specialists, and one international sales consultant. During fiscal 1999, the Company sold its product to 20 of its international distributors and four of its United States distributors, and devoted most of its marketing to introducing cerebral oximetry patient monitoring into the operating rooms of hospitals. There can be no assurance that the Company will be successful or profitable in marketing the Cerebral Oximeter and the related SomaSensor.

         Management believes that markets exist for the products the Company has developed and is developing; however, there is an inherent uncertainty associated with the success of such products. The likelihood of success of the Company must be considered in view of the Company's limited resources and current financial condition, the problems and expenses frequently encountered in connection with formation of a new business, the ability to raise new funds, the development and application of new technology and the competitive environment in which the Company operates.

         The net proceeds from the public offering of Common Shares in April 1998 (Note 3) were sufficient to fund the Company's working capital requirements for the fiscal year ended November 30, 1999. Current sales are not sufficient to fund operations.

         The Company believes that the cash, cash equivalents and marketable securities on hand at November 30, 1999 will be sufficient to sustain the Company's operations at budgeted levels and its needs for liquidity into the second quarter of fiscal 2000. By that time the Company will be required to raise additional cash either through additional sales of its product, through sales of securities, by incurring indebtedness or by some combination of the foregoing. If the Company is unable to raise additional cash by that time, it will be required to reduce or discontinue its operations.

         The estimated length of time current cash, cash equivalents and marketable securities will sustain the Company's operations is based on certain estimates and assumptions made by the Company. Such estimates and assumptions are subject to change as a result of actual experience. There can be no assurance that actual capital requirements necessary to market the Cerebral Oximeter and SomaSensor, to develop product-line extensions of the

                             SOMANETICS CORPORATION

Cerebral Oximeter for use on newborns, other non-brain tissue applications, and enhancements to the Cerebral Oximeter and SomaSensor, and for working capital will not be substantially greater than current estimates.

         The Company does not believe that product sales will be sufficient to fund the Company's operations in fiscal 2000.

         The Company is negotiating with a placement agent and potential purchasers for a private equity line financing. The equity line would require the purchasers to purchase up to $15 million of newly-issued Common Shares from the Company at times and in amounts selected by the Company over a period of up to two years. Individual purchases would have to be at least 15 trading days apart and would be limited to $10,000 to $1,000,000 depending on an average market price and daily trading volume for the Company's Common Shares. The purchase price for the Common Shares would be 86% to 90% of an average market price for the Common Shares. The percentage would vary depending on the average market price of the Common Shares. In addition, the Company would be obligated to pay a 3% insurance premium to the purchasers and a 3-1/2% fee to the placement agent. The Company must obtain shareholder approval under The Nasdaq SmallCap Market rules if and when it issues 20% or more of its outstanding shares under this arrangement. The Company would also be required to register the purchasers' resales of the Common Shares they purchase. This description does not constitute an offer of any securities for sale, and any such public offering will be made only by means of a prospectus. The Company would be obligated to sell a minimum of $7,500,000 of Common Shares to the purchasers or pay them the discount on the unsold shares. The Company would also be required to grant the purchasers a 5-1/2 year warrant to purchase 200,000 Common Shares exercisable at 115% of an average market value of the Common Shares.

         The type and amount of securities, if any, that might ultimately be issued in any such offering and the specific terms and conditions of any such offering have not yet been definitively determined and will be dependent on negotiations with the placement agent and the potential purchasers, market conditions and management's then current estimate of the proceeds necessary or desired to sustain the Company's operations. There can be no assurance that such equity line or any other offering will occur or that the Company will be able to raise any capital or capital in amounts it desires, or on terms and conditions acceptable to the Company.

         On April 1, 1999, the Company renewed its $2,000,000 Revolving Note and a Pledge Agreement with Fifth Third Bank of Northwestern Ohio, N.A. The principal amount outstanding under the note bears interest, payable monthly, at the bank's prime rate (8.75% as of February 15, 2000), is collateralized by all property of the Company held at the bank and, upon drawing against the line of credit, by any securities account of the Company up to the value of the loan, and is intended to be used for general corporate purposes, if necessary. The Company has not borrowed any money under the line of credit. The line of credit expires March 31, 2000. Before that date, the bank may, but is not obligated to, lend the Company such amounts as may from time to time be requested by the Company, up to $2,000,000 if no Event of Default shall exist. Events of default include failure to furnish satisfactory additional security on demand or the bank deeming itself insecure. The Company has no other loan commitments.

         There can be no assurance that even if the Company receives additional capital, it will be able to achieve the level of sales necessary to sustain its operations. There can be no assurance that the Company will obtain any funds on terms acceptable to the Company and at times required by the Company through sales of the Company's products, sales of securities or loans in sufficient quantities.

         These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.       STOCK OFFERINGS AND COMMON SHARES

         As of November 30, 1999, there were 60,400 redeemable warrants outstanding, exercisable at $20.00 per share until July 13, 2000, and 55,120 redeemable warrants outstanding exercisable at $17.50 per share until April 1,

                             SOMANETICS CORPORATION

2001. These warrants were issued in the Company's 1995 and April 1996 Regulation S securities offerings. The conditions permitting the Company to redeem these warrants have not been met as of February 15, 2000. In addition, the placement agents in those offerings and their transferees hold warrants to purchase 11,424 Common Shares exercisable at $12.50 per share until April 1, 2001, and 15,000 Common Shares exercisable at $14.40 per share until July 13, 2000. It is unlikely that these warrants will be exercised if the exercise price exceeds the market price of the Common Shares. The Company has the right to reduce the exercise price of these warrants.

         On January 15, 1997, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to
(1) effect a one-for-ten reverse stock split of the Company's Common Shares while keeping 6,000,000 authorized Common Shares, at a par value of $0.01, and
(2) remove provisions relating to the Convertible Preferred Shares redeemed February 28, 1996, all subject to shareholder approval at the 1997 Annual Meeting of Shareholders. The Company's shareholders approved such amendment and restatement at the 1997 Annual Meeting of Shareholders on March 25, 1997, and the reverse stock split became effective on April 10, 1997. All information contained in these financial statements gives retroactive effect to the 1-for-10 reverse stock split effected April 10, 1997.

         On June 4, 1997, the Company completed the public offering of 2,000,000 newly issued Common Shares at a price of $4.00 per share, for gross proceeds of $8,000,000, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and the estimated expenses of the offering, were approximately $7,000,000. The Company also granted the underwriter warrants to purchase 200,000 Common Shares at $4.80 per share exercisable during the four-year period beginning May 30, 1998.

         On January 15, 1998, the Company's Board of Directors approved an amendment and restatement of the Company's Restated Articles of Incorporation to
(1) increase the Company's authorized Common Shares from 6,000,000 to 20,000,000 shares, and (2) remove provisions referring to the reverse stock split effected April 10, 1997, all subject to shareholder approval at the 1998 Annual Meeting of Shareholders. The Company's shareholders approved such amendment and restatement at the 1998 Annual Meeting of Shareholders on March 17, 1998.

         On April 8, 1998, the Company completed the public offering of 1,750,000 newly-issued Common Shares at a price of $5.75 per share, for gross proceeds of $10,062,500, through an offering underwritten by Brean Murray & Co., Inc. The net proceeds to the Company, after deducting the underwriting discount and the estimated expenses of the offering, were approximately $9,100,000.

         Common shares reserved for future issuance upon exercise of stock options and warrants as discussed above at November 30, 1999, are as follows:

                  1983 Stock Option Plan........................................            9,317
                  1991 Incentive Stock Option Plan..............................          110,289
                  1993 Director Stock Option Plan...............................            2,498
                  1997 Stock Option Plan........................................        1,039,800
                  Options Granted Independent of Option Plans...................          164,178
                  Placement Agent Warrants......................................           26,424
                  Regulation S Warrants.........................................          115,520
                  Underwriter Warrants..........................................          200,000
                                                                                      -----------
                           Total reserved for future issuance...................        1,668,026
                                                                                      ===========

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Cash Equivalents consist of short-term, interest-bearing investments maturing within three months of their acquisition by the Company.

         Marketable Securities consist of lower rated, fixed income securities, classified as available for sale, maturing approximately six months to one year from the date of acquisition and are stated at the lower of cost or fair market value.

                             SOMANETICS CORPORATION

         Inventory is stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory consists of:

                                                                                   NOVEMBER 30,
                                                                       -------------------------------------
                                                                            1999                   1998
                                                                       --------------         --------------

                Finished goods.....................................    $   107,820            $   224,313
                Work in process....................................         38,682                226,554
                Purchased components...............................        464,830                348,321
                                                                       -----------            -----------
                    Sub-total......................................        611,332                799,188
                Less reserve for obsolete and excess inventory.....       (--    )               (138,224)
                                                                       -----------            -----------
                      Total........................................    $   611,332            $   660,964
                                                                       ===========            ===========

         Property and Equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

         Patents and Trademarks are recorded at cost and are being amortized on the straight-line method over 17 years. Accumulated amortization was $53,340 and $46,428 at November 30, 1999 and 1998, respectively.

         Revenue Recognition occurs upon shipment to customers.

         Research, Development and Engineering costs are expensed as incurred.

         Loss Per Common Share - basic and diluted is computed using the weighted average number of common shares outstanding during each period. During the first quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." The adoption of SFAS No. 128 had no impact on the reported loss per share for all periods presented. Common Shares issuable under stock options and warrants have been considered in the computation of the net loss per Common Share - diluted, but have not been included because such inclusion would be antidilutive. As of November 30, 1999 and November 30, 1998, the Company had outstanding 1,568,481 and 1,393,651, respectively, of warrants and options to purchase Common Shares. On April 10, 1997, the Company effected a 1-for-10 reverse stock split (Note 3).

         Use Of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses for each fiscal period. Actual results could differ from those estimated.

5.       ACCRUED LIABILITIES

    Accrued liabilities consist of the following:

                                                                                   NOVEMBER 30,
                                                                       -------------------------------------
                                                                            1999                   1998
                                                                       --------------         --------------

                Accrued Sales Commissions..........................    $   133,863            $    99,167
                Professional Fees..................................         88,250                112,902
                Accrued Insurance..................................         20,082                 42,204
                Warranty...........................................         11,700                 37,487
                Clinical Research..................................           --                   19,165
                Product Upgrades...................................           --                   21,297
                Accrued Incentive..................................           --                   34,000
                Other..............................................         10,000                     --
                                                                       -----------            -----------
                      Total........................................    $   263,895            $   366,222
                                                                       ===========            ===========

                             SOMANETICS CORPORATION

6.       INCOME TAX

         Deferred income taxes reflect the estimated future tax effect of (1) temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations and
(2) net operating loss and tax credit carryforwards. The Company's deferred tax assets primarily represent the tax benefit of net operating loss carryforwards and research and general business tax credit carryforwards. The Company had deferred tax assets of approximately $15,646,000 and $14,233,000 for the years ended November 30, 1999 and 1998, respectively, which were entirely offset by valuation allowances, due to the uncertainty of utilizing such assets against future earnings, prior to their expiration. The components of deferred income tax assets as of November 30, 1999 and 1998 were as follows:


                                                                                               NOVEMBER 30,
                                                                                   -------------------------------------
                                                                                        1999                   1998
                                                                                   --------------         --------------
                                                                                              (IN THOUSANDS)
                Net operating loss carryforwards.................................  $    15,289            $    13,763
                Accrued liabilities..............................................            7                    158
                Research and general business tax credit carryforwards...........          350                    312
                                                                                   -----------            -----------
                      Subtotal...................................................       15,646                 14,233
                Valuation allowance..............................................      (15,646)               (14,233)
                                                                                   -----------            -----------
                      Deferred tax asset.........................................  $        --            $        --
                                                                                   ===========            ===========

         As of November 30, 1999, net operating loss carryforwards of approximately $45.0 million were available for Federal income tax purposes. The Company's ability to use the net operating loss carryforwards incurred on or before March 27, 1991 (the date the Company completed its initial public offering) is limited to approximately $296,000 per year. Research and business general tax credits of $350,000 are also available to offset future taxes. These losses and credits expire, if unused, at various dates from 2000 through 2019.

         Utilization of the Company's net operating loss carryforwards, tax credit carryforwards and certain future deductions could be restricted, in the event of future changes in the Company's equity structure, by provisions contained in the Tax Reform Act of 1986.

7.       COMMITMENTS AND CONTINGENCIES

         On September 10, 1991 the Company entered into a lease agreement for a 23,392 square foot, stand-alone office, assembly and warehouse facility. The current lease, as amended, expires December 31, 2000.

         Operating and building lease expense for the years ended November 30, 1999, 1998 and 1997 was approximately $184,000, $184,600, and $175,700, respectively. Approximate future minimum lease commitments are as follows:

                     YEAR ENDED NOVEMBER 30,
                     -----------------------
                      2000....................................   $    176,400
                      2001....................................         14,700
                                                                 ------------
                      Total...................................   $    191,100
                                                                 ============

         In December 1991, the Company amended and restated its profit sharing plan to include a 401(k) plan covering substantially all employees. Under provisions of the plan, participants may contribute, annually, between 1% and 15% of their compensation. The Company, at the discretion of its Board of Directors, may contribute matching contributions or make other annual discretionary contributions to the plan, all of which, together with the participants' contribution, cannot exceed 15% of the total compensation paid by the Company to eligible employees. No Company matching or discretionary contributions were made to the plan for the years ended November 30, 1999, 1998 or 1997.

         As of November 30, 1999, the Company had employment agreements with Bruce J. Barrett, its President

                             SOMANETICS CORPORATION
and Chief Executive Officer ("Mr. Barrett"), and Raymond W. Gunn, its Executive Vice President and Chief Financial Officer ("Mr. Gunn"). Mr. Gunn resigned in January 2000. Mr. Barrett's employment agreement, as amended, expires April 30, 2000 unless earlier terminated as provided in the agreement. Messrs. Barrett and Gunn were entitled to receive annual base salaries which at November 30, 1999 were $204,750 and $110,250, respectively, plus potential discretionary bonuses. Both parties have agreed not to compete with the Company during specified periods.

         The Company may become subject to product liability claims by patients or physicians, and may become a defendant in product liability or malpractice litigation. The Company has obtained product liability insurance and an umbrella policy. There can be no assurance that the Company will be able to maintain such insurance or that such insurance would be sufficient to protect the Company against such product liability.

8.       STOCK OPTION PLANS

         In January 1983, February 1991, and January 1997, the Company adopted stock option plans (the "1983 Plan," the "1991 Plan," and the "1997 Plan," respectively) for key management employees, directors, consultants and advisors of the Company. The plans provide for the issuance of options by the Company to purchase a maximum of 15,668 Common Shares under the 1983 Plan, 115,000 Common Shares under the 1991 Plan, and 1,040,000 Common Shares under the 1997 Plan. In addition, the Company granted options to employees independent of the plans ("Non-Plan"). Awards and expirations under the 1983 Plan, 1991 Plan, 1997 Plan, and Non-Plan during the years ended November 30, 1999, 1998 and 1997 are listed below.

         At November 30, 1999, no additional options may be granted under the 1983 Plan, 14,667 Common Shares were available for options to be granted under the 1991 Plan, and 84,878 Common Shares were available under the 1997 Plan.

         In January 1993, the Company adopted the Somanetics Corporation 1993 Director Stock Option Plan (the "Directors Plan"). The Directors Plan provided up to 24,000 Common Shares for the grant of options to each director who was not an officer or employee of the Company. In January 1998, the Company's Board of Directors terminated the Directors Plan, except as to options previously granted under the Directors Plan. Therefore, no additional options may be granted under the Directors Plan.

         In October 1995, SFAS No. 123, "Accounting for Stock-Based Compensation," was issued. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation costs for stock options are measured as the excess, if any, of the market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. No compensation expense has been charged against income for stock option grants.

         Had compensation expense for the Company's stock options been determined based on the fair value of the options on the grant date pursuant to the methodology of SFAS No. 123, the Company's net loss for 1999, 1998 and 1997 on a pro forma basis would have increased by approximately $ 571,000 to $(5,236,000),or $(.87) per Common Share, increased by approximately $1,589,000 to $(7,059,000), or $(1.30) per Common Share, and increased by approximately $901,000 to $(7,057,000), or $(2.16) per Common Share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for 1999, 1998 and 1997: expected volatility (the measure by which the stock price has fluctuated or is expected to fluctuate during the period) 95.05% for 1999 (72.34% for 1998 and 88.26% for 1997), risk-free interest rate of 6.5% for 1999 (5% for 1998 and 6% for 1997), expected lives of 4 years and dividend yield of 0%.

         The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

         A summary of the Company's stock option activity and related information for years ended November 30, 1999, 1998 and 1997 follows:

                             SOMANETICS CORPORATION

                                        1999                          1998                           1997
                             --------------------------   ---------------------------   ---------------------------
                                              WEIGHTED                      WEIGHTED                     WEIGHTED
                                               AVERAGE                       AVERAGE                      AVERAGE
                               COMMON         EXERCISE       COMMON         EXERCISE       COMMON        EXERCISE
                               SHARES           PRICE        SHARES           PRICE        SHARES          PRICE

Options outstanding
  December 1,............       998,737     $    6.81         554,917     $    8.23         295,517     $  12.38
  Options granted........       242,900          3.38         476,122          5.82         306,850         5.08
  Options exercised......            --         --               (263)         4.75              --        --
  Options canceled.......       (15,100)         4.62         (32,039)        16.68         (47,450)       15.21
                             -----------    ---------     ------------    ---------     -----------     --------
Options outstanding
  November 30, (1) (2)...     1,226,537          6.16         998,737          6.81         554,917         8.23
                             ==========     =========     ===========     =========     ===========     ========
Options exercisable
  November 30,...........       585,952     $    8.03         356,589     $    9.70         218,847     $  13.76
                             ==========     =========     ===========     =========     ===========     ========

 ---------------------------

(1)      Exercise dates range from February 21, 1991 to October 27, 2009.

(2) As of November 30, 1999, options outstanding have exercise prices between $1.44 and $42.50, and a weighted average remaining contractual life of 7.63 years.

Also, see Note 11 for approval of an amendment to the 1997 Stock Option Plan.

9.       RELATED PARTY TRANSACTIONS

         The Company received legal services from certain shareholders. Services from such parties amounted to approximately $160,400, $195,500 and $365,800 during the years ended November 30, 1999, 1998 and 1997, respectively.

         The Company paid a non-refundable fee of $50,000 to Brean Murray & Co., Inc. during fiscal 1999 for financial advisory services.

         The Company recognized no revenue in fiscal 1997 from Somatek, Inc., one of the Company's former United States distributors whose principal owner is a director of the Company. Effective February 28, 1997 the Company terminated its distribution agreement with Somatek, Inc. The Company wrote off approximately $12,500 of trade receivables from Somatek, Inc. in fiscal 1997 in exchange for the return of Cerebral Oximeters.

10.      MAJOR CUSTOMERS AND FOREIGN SALES

         The Company had one international distributor which accounted for approximately 23% (Japan) of net revenues for the year ended November 30, 1999, one United States distributor which accounted for approximately 10% of net revenues for the year ended November 30, 1998 (this relationship was terminated in the third quarter of fiscal 1998 as part of the Company's planned expansion of the direct sales force within the United States), and two international distributors and one United States distributor which accounted for approximately 28% (Japan), 11% (Latin America) and 12% (United States), respectively, of net revenues for the year ended November 30, 1997.

         Additionally, net revenues from foreign customers for the years ended November 30, 1999, 1998 and 1997 were approximately $1,632,000, $959,000 and
$689,000, respectively.

11.      SUBSEQUENT EVENTS (UNAUDITED)

         On February 16, 2000, the Company's Board of Directors approved an amendment to the Somanetics

                             SOMANETICS CORPORATION

Corporation 1997 Stock Option Plan to increase the number of Common Shares reserved for issuance pursuant to the exercise of options granted under the 1997 Plan by 295,000 shares, from 1,040,000 to 1,335,000 shares, subject to shareholder approval at the 2000 Annual Meeting of Shareholders.

         On February 17, 2000, the Company announced an exclusive distributor agreement with Nellcor Puritan Bennett Export, Inc., a wholly-owned subsidiary of Mallinckrodt, Inc., under which various Mallinckrodt subsidiaries will market and sell the Company's INVOS Cerebral Oximeter. The territory will initially encompass 33 countries, with the potential for additional countries to be added to the agreement over time.

         The Company entered into a Private Equity Line Agreement with Kingsbridge Capital Limited on March 6, 2000. The equity line requires Kingsbridge to purchase up to $15 million of newly-issued Common Shares from the Company at times and in amounts selected by the Company over a period of up to two years, subject to specific restrictions and conditions set forth in the Equity Line Agreement. Assuming compliance with the terms of the Equity Line Agreement, the Company may begin to draw on the facility upon effectiveness of a registration statement it must file under the Securities Act of 1933 to permit Kingsbridge to resell to the public any shares that we sell to it from the Company under this agreement. The decision to draw on any funds and the timing and amount of any such draw are at the Company's sole discretion, subject to specified conditions. Individual purchases must be at least 15 trading days apart and are limited to $10,000 to $1,000,000 depending on the then current average market price and daily trading volume for the Company's Common Shares.

         The purchase price for the Common Shares is 86% to 90% of an average market price for the Common Shares. The actual percentage will depend on an average market price of the Common Shares. In addition, we must pay Brean Murray & Co., Inc. a 3.5% commission in connection with these sales. The Company is not permitted to sell more than 19.9% of its outstanding Common Shares pursuant to this arrangement unless it first obtains shareholder approval under The Nasdaq SmallCap Market rules. In addition, the number of shares to be sold to Kingsbridge, together with any shares then held by Kingsbridge, must not exceed 9.9% of the Common Shares that would be outstanding upon completion of the sale. No shares may be sold unless the average trading volume of Somanetics' Common Shares on The Nasdaq SmallCap Market is at least 30,000 shares a day. The Company would also be required to register the purchasers' resales of the Common Shares they purchase. This description does not constitute an offer of any securities for sale, and any such public offering will be made only by means of a prospectus. During the two-year term of the agreement, the Company is obligated to sell a minimum of $7,500,000 of Common Shares to Kingsbridge or pay them the discount on the unsold shares.

         In connection with the Equity Line Agreement, the Company issued a warrant to Kingsbridge to purchase 200,000 Common Shares at an exercise price of $4.36 per share. The warrant is exercisable until September 3, 2005. The warrant contains provisions that protect the holder against dilution by adjustment of the exercise price and the number of shares issuable pursuant to the warrant if specified events occur.

                        QUARTERLY INFORMATION (UNAUDITED)

         The following is a summary of our quarterly operating results for the fiscal years ended November 30, 1999 and 1998:


                                                                     QUARTER
                                   ------------------------------------------------------------------------------
                                      FIRST                SECOND                 THIRD                FOURTH
                                   -----------          -----------            -----------           ------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
YEAR ENDED NOVEMBER 30, 1999

Net revenues...............          $910,739            $1,041,479              $877,346            $1,171,408
Gross margin...............           463,650               522,620               419,251               689,910
Net loss...................        (1,184,328)           (1,265,587)           (1,035,091)           (1,180,285)
Net loss per common
    share -basic and
    diluted................          $(0.20)               $(0.21)               $(0.17)               $(0.20)

YEAR ENDED NOVEMBER 30, 1998

Net revenues...............          $803,365              $510,687              $523,222              $653,577
Gross margin...............           413,367               209,809               217,653               323,862
Net loss...................        (1,173,100)           (1,358,558)           (1,552,499)           (1,385,675)
Net loss per common
    share -basic and
    diluted................          $(0.27)               $(0.26)               $(0.26)               $(0.23)

                               [SOMANETICS LOGO]

                             WINDOW TO THE BRAIN(TM)

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated amounts of expenses to be borne by us in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

             Securities and Exchange Commission Registration Fee...........      $     1,752
             Nasdaq Listing Fee............................................           10,000
             Printing and Engraving Expenses...............................            5,000
             Accounting Fees and Expenses..................................           15,000
             Legal Fees and Expenses.......................................           50,000
             Transfer Agent's, Registrar's and Trustee's Fees and Expenses.            3,500
             Miscellaneous Expenses........................................              748
                                                                                    --------
                      Total................................................      $    86,000
                                                                                    ========


         All of these expenses, except the Securities and Exchange Commission registration fee and the NASD filing fee, represent estimates only.

ITEM 14.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under Sections 561-571 of the Michigan Business Corporation Act directors and officers of a Michigan corporation may be entitled to indemnification by the corporation against judgments, expenses, fines and amounts paid by the director or officer in settlement of claims brought against them by third persons or by or in the right of the corporation if those directors and officers acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation or its shareholders.

         We are obligated under our bylaws and an employment agreement with our chief executive officer to indemnify our present or former directors or executive officers and may indemnify any other person, to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding arising out of their past or future service to us or a subsidiary, or to another organization at our request or at the request of one of our subsidiaries. In addition, our Restated Articles of Incorporation limit certain personal liabilities of our directors.

         Reference is also made to Article IX of the Private Equity Line Agreement and Article III of the related Registration Rights Agreement, forms of which are attached to this Registration Statement as Exhibits, with respect to undertakings by Kingsbridge to indemnify us, our directors and officers and each person who controls us within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), against certain civil liabilities, including certain liabilities under the Securities Act.

         We have obtained Directors' and Officers' liability insurance. The policy provides for $1,000,000 in coverage including prior acts dating to our inception and liabilities under the Securities Act in connection with this offering.

ITEM 15.     RECENT SALES OF UNREGISTERED SECURITIES

         The following securities of ours were sold by us during the past three years without being registered under the Securities Act:

             1. On March 6, 2000, we entered into the Equity Line Agreement with Kingsbridge, pursuant to which we may issue and sell, from time to time, Common Shares for cash consideration up to an aggregate of $15 million. Pursuant to the requirements of the Equity Line Agreement, we have filed this Registration Statement in order to permit Kingsbridge to resell to the public any shares that we sell to it pursuant to the Equity Line Agreement. Beginning on the date this Registration Statement is declared effective by the SEC and continuing for a period of 24 months after the effective date, we may, from time to time, at our sole discretion, and subject to specified restrictions set forth in the Equity Line Agreement, sell, or put, Common Shares to Kingsbridge at a price between 86% and 90% of the then current average market price of our Common Shares, as determined under the Equity Line Agreement. Puts can be made every 15 trading days in amounts ranging from a minimum of $10,000 to a maximum of $1,000,000, depending on the trading volume and the market price of our Common Shares at the time of each put. We are required to put at least $7,500,000 worth or our Common Shares to Kingsbridge over the life of the Equity Line Agreement or pay Kingsbridge the discount on the difference. To date, no Common Shares have been issued under the Equity Line Agreement. The Common Shares to be issued are expected to be issued in reliance on the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

             2.    In connection with the Equity Line Agreement, on
March 6, 2000, we issued to Kingsbridge a warrant to purchase 200,000 of our Common Shares at a price of $4.36 a share. The warrant is exercisable at any time between September 3, 2000 and September 3, 2005. The warrant contains provisions that protect against dilution by adjustment of the exercise price and the number of shares issuable under the warrant upon the occurrence of specified events, such as a merger, stock split, reverse stock split, stock dividend, recapitalization, or issuance of Common Shares, options, warrants or convertible or exchangeable securities at less than the then current market value of the Common Shares. The exercise price of the warrant is payable either in cash, or by a cashless exercise, in which that number of Common Shares underlying the warrant having a fair market value at the time of exercise equal to the aggregate exercise price are cancelled as payment of the exercise price. The warrant was not registered, but was issued in reliance upon the exemptions from registration contained in Sections 4(2) and 4(6) of the Securities Act.

ITEM 16.     EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (A) EXHIBITS

         See Exhibit Index immediately preceding the exhibits.

         (B) FINANCIAL STATEMENT SCHEDULES

         Schedule                                                     Page

         Schedule II -- Valuation and Qualifying Accounts             S-1
         and Reserves for the years ended November 30, 1999, 1998 and 1997.

ITEM 17.     UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Troy, State of Michigan, on March 21, 2000.

                              SOMANETICS CORPORATION
                                  (Registrant)

                               By:   /s/ BRUCE J. BARRETT
                                     -------------------------------------
                                     BRUCE J. BARRETT
                                     Its:  President and Chief Executive Officer


                            -----------------------
                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned officers and directors of Somanetics Corporation, a Michigan corporation (the "Company"), hereby constitutes and appoints Bruce J. Barrett, Mary Ann Victor and William M. Iacona, and each of them, with full power of substitution and re-substitution, his or her true and lawful attorneys-in-fact and agents for each of the undersigned and on his or her behalf and in his or her name, place and stead, in any and all capacities, with full power and authority in such attorneys-in-fact and agents and in any one or more of them, to sign, execute and affix his or her seal thereto and file with the Securities and Exchange Commission and any state securities regulatory board or commission the registration statement on Form S-1 to be filed by the Company under the Securities Act of 1933, as amended, which registration statement relates to the registration and sale of Common Shares, par value $0.01 per share, by the selling shareholder, any and all amendments or supplements to such registration statement, including any amendment or supplement thereto changing the amount of securities for which registration is being sought, any post-effective amendment, and any registration statement or amendment to such registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, including, without limitation, The Nasdaq Stock Market, the National Association of Securities Dealers, Inc. and any federal or state regulatory authority pertaining to such registration statement; granting unto such attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, and each of them and any of their substitutes, may lawfully do or cause to be done by virtue of this Power of Attorney.
                            -----------------------
         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


           Signature                                            Title                                     Date

     /s/ BRUCE J. BARRETT                  President, Chief Executive Officer and a Director         March 21, 2000
------------------------------------
       BRUCE J. BARRETT              (Principal Executive Officer and Principal Financial Officer)

    /s/ H. RAYMOND WALLACE                        Chairman of the Board of Directors                 March 21, 2000
------------------------------------
      H. RAYMOND WALLACE

     /s/ WILLIAM M. IACONA                               Corporate Controller                        March 21, 2000
------------------------------------
       WILLIAM M. IACONA                            (Principal Accounting Officer)

     /s/ DANIEL S. FOLLIS                                      Director                              March 21, 2000
------------------------------------
       DANIEL S. FOLLIS

      /s/ JAMES I AUSMAN                                       Director                              March 21, 2000
------------------------------------
 JAMES I. AUSMAN, M.D., PH.D.

      /s/ ROBERT R. HENRY                                      Director                              March 21, 2000
------------------------------------
        ROBERT R. HENRY

      /s/ A. BREAN MURRAY                                      Director                              March 21, 2000
------------------------------------
        A. BREAN MURRAY

          SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS AND RESERVES FOR THE YEARS ENDED NOVEMBER 30, 1999, 1998 AND 1997

                                           COLUMN B               COLUMN C               COLUMN D       COLUMN E
                                           --------     ----------------------------     --------       --------
                                                                 ADDITIONS
                                                        ----------------------------
                                                            (2)       CHARGED TO
                                          BALANCE AT     CHARGED TO      OTHER            (1)(3)       BALANCE AT
                                           BEGINNING      COSTS AND    ACCOUNTS,        DEDUCTIONS,      END OF
                                           OF PERIOD      EXPENSES     DESCRIBE          DESCRIBE        PERIOD
                                          ------------------------------------------------------------------------
Allowance for doubtful accounts:
    Year ended November 30, 1999           $152,602             $--       --             $152,602              $--
    Year ended November 30, 1998            165,990           4,319       --               17,707          152,602
    Year ended November 30, 1997             46,047         176,790       --               56,847          165,990

Note:  (1)  Write-off uncollectible accounts, net of recoveries
Note:  (2)  Reserve of additional uncollectible accounts, net of recoveries

Inventory reserve for obsolescence:
    Year ended November 30, 1999           $138,224          $1,199       --             $139,423              $--
    Year ended November 30, 1998            356,298          40,817       --              258,891          138,224
    Year ended November 30, 1997            200,450         442,448       --              286,600          356,298


Note:  (3)  Write-off obsolete, excess inventory, net of recoveries

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------

3(i) Restated Articles of Incorporation of Somanetics Corporation, incorporated by reference to Exhibit 3(i) to the Company's Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.
3(ii) Amended and Restated Bylaws of Somanetics Corporation, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 16, 1995.
5.1* Opinion of Honigman Miller Schwartz and Cohn concerning the legality of the securities being offered.
10.1 Lease Agreement, dated September 10, 1991, between Somanetics Corporation and WS Development Company, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1991.
10.2 Extension of Lease, between Somanetics Corporation and WS Development Company, dated July 22, 1994, incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.3 Change in ownership of Lease Agreement for 1653 E. Maple Road, Troy, MI 48083, dated September 12, 1994, between Somanetics Corporation and First Industrial, L.P., incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.4 Second Addendum, between Somanetics Corporation and First Industrial Mortgage Partnership, L.P., dated April 14, 1997, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1997.
10.5 Third Amendment, between Somanetics Corporation and First Industrial Mortgage Partnership, L.P., dated April 23, 1999, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999.
10.6 Somanetics Corporation Amended and Restated 1983 Stock Option Plan, incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.
10.7 Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.
10.8 Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
10.9 Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to
                  Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.10 Somanetics Corporation 1993 Director Stock Option Plan, incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
10.11 Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.
10.12 First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997.
10.13 Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1998.
10.14 Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1999.
10.15 Somanetics Corporation 1999 Employee Incentive Compensation Plan, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

Exhibit           Description
-------           -----------

10.16 Somanetics Corporation 2000 Employee Incentive Compensation Plan, incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1999.
10.17 Employment Agreement, dated as of December 1, 1992, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
10.18 Employment Agreement, dated May 13, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to
                  Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1994.
10.19 Amendment to Employment Agreement, dated as of February 23, 1994, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1993.
10.20 Amendment to Employment Agreement, dated as of July 21, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.21 Amendment to Employment Agreement, dated as of July 21, 1994, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.3 to the Company's Quarterly report on Form 10-Q for the quarter ended August 31, 1994.
10.22 Amendment to Employment Agreement, dated as of December 1, 1995, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.23 Amendment to Employment Agreement, dated as of November 18, 1996, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.20 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.
10.24 Amendment to Employment Agreement, dated as of April 24, 1997, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
10.25 Amendment to Employment Agreement, dated as of April 24, 1997, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.22 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
10.26 Stock Option Agreement, dated May 16, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to
                  Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.27 Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.28 Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Gary D. Lewis, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.29 Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Raymond W. Gunn, incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.
10.30 Stock Option Agreements, dated July 20, 1995, between Somanetics Corporation and Richard Farkas, incorporated by reference to Exhibit 10.28 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.31 Form of Stock Option Agreement, dated December 22, 1995, between Somanetics Corporation and various employees, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.32 Form of Stock Option Agreement, dated December 22, 1995, between Somanetics Corporation and various officers, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

Exhibit           Description
-------           -----------

10.33 Form of new Stock Option agreement, dated December 22, 1995, between Somanetics Corporation and various employees, incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.34 Form of Stock Option Agreement, dated January 5, 1996, between Somanetics Corporation and two officers, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.
10.35 Form of Stock Option Agreement, dated as of April 24, 1997, between Somanetics Corporation and twenty-three employees, incorporated by reference to Exhibit 10.32 to Amendment No. 1 to the Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
10.36 Amendment to Stock Option Agreement, dated as of February 1, 1995, between Somanetics Corporation and Gary D. Lewis, amending July 21, 1994 Stock Option Agreement, incorporated by reference to Exhibit 10.31 to Post-Effective Amendment No. 5 to the Company's Registration Statement on Form S-1 (file no. 33-38438) filed with the Securities and Exchange Commission on March 30, 1995.
10.37 Consulting Agreement, dated February 28, 1983, as amended, between Somanetics Corporation and Hugh F. Stoddart, incorporated by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.
10.38 Current Form of Somanetics Corporation Confidentiality Agreement used for testing hospitals and clinics, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.
10.39 Current Form of Somanetics Corporation Confidentiality Agreement used for the Company's employees and agents, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1992.
10.40 Assignments, dated October 6, 1983, January 23, 1986, February 11, 1986 and February 11, 1986, from Gary D. Lewis to Somanetics Corporation in connection with the Company's INVOS technology, incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1 (file no. 33-38438).
10.41 Assignments, dated October 5, 1983, August 28, 1985, February 11, 1986, February 12, 1986, and September 24, 1986, from Hugh
                  F. Stoddart to Somanetics Corporation in connection with the Company's INVOS technology, incorporated by reference to
                  Exhibit 10.18 to the Company's Registration Statement on Form S-1 (file no. 33-38438).
10.42* Private Equity Line Agreement, dated as of March 6, 2000, between Somanetics Corporation and Kingsbridge Capital Limited.
10.43* Warrant, dated as of March 6, 2000, from Somanetics Corporation to Kingsbridge Capital Limited.
10.44* Registration Rights Agreement, dated as of March 6, 2000, between Somanetics Corporation and Kingsbridge Capital Limited.
10.45 Form of Warrant, between Somanetics Corporation and purchasers of Units in the 1995 Regulation S Offering, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.
10.46 Warrant Agreement, dated as of July 14, 1995, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.
10.47 Warrant to Purchase Common Stock of Somanetics Corporation, dated as of July 14, 1995, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to
                  Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1995.
10.48 Form of Warrant between Somanetics Corporation and purchasers of Units in the April 1996 Regulation S Offering, incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996.
10.49 Warrant Agreement, dated as of April 2, 1996, between Somanetics Corporation and Rauscher Pierce & Clark Limited, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended February 29, 1996.
10.50 Warrant to Purchase Common Stock of Somanetics Corporation, dated as of April 2, 1996,

Exhibit           Description
-------           -----------

                  between Somanetics Corporation and Rauscher Pierce &
                  ClarkLimited, incorporated by reference to Exhibit 10.5 to the
                  Company's Quarterly Report on Form 10-Q for the quarter ended
                  February 29, 1996.
10.51             Form of Warrant Agreement and Warrant, dated June 4, 1997, between Somanetics Corporation and Brean Murray & Co., Inc., incorporated by reference to Exhibit 10.60 to Amendment No. 1 to the Registration Statement on Form S-1 (file no.
                  333-25275), filed with the Securities and Exchange Commission on May 30, 1997.
10.52             Form of Underwriting Agreement, dated April 3, 1998, between
                  Somanetics Corporation and Brean Murray & Co., Inc.,
                  incorporated by reference to Exhibit 10.1 to the Company's
                  Quarterly Report on Form 10-Q for the quarter ended February
                  28, 1998.
10.53             Revolving Note from Somanetics Corporation to Fifth Third Bank of Northwestern Ohio, N.A., dated June 12, 1998, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1998.
10.54             Revolving Note from Somanetics Corporation to Fifth Third Bank of Northwestern Ohio, N.A., dated April 1, 1999, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 1999.
23.1*             Consent of Deloitte & Touche LLP and Report on Schedule.
23.2*             Consent of Honigman Miller Schwartz and Cohn (included in the opinion filed as Exhibit 5.1 to this registration statement).
24.1              Powers of Attorney (included after the signature of the
                  registrant contained on page II-4 of this registration statement).

----------------------
*Filed with this registration statement.